 As Filed with the Securities and Exchange Commission on January 18, 1994

                                                   Registration No. 33-71550
============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              --------------------

                              PRE-EFFECTIVE
                              AMENDMENT NO. 2
                                     TO
                                  FORM S-1

                        REGISTRATION STATEMENT UNDER
                         THE SECURITIES ACT OF 1933

                              --------------------

                 THE CLARIDGE HOTEL AND CASINO CORPORATION
                  THE CLARIDGE AT PARK PLACE, INCORPORATED
        (Exact Name of each Registrant as Specified in its Charter)

         New York                   7011                  22-2469172
        New Jersey                  7011                  22-2469171
(State or Other Jurisdic-    (Primary Standard         (I.R.S. Employer
  tion of Incorporation) Industrial Classification  Identification Number)
                                Code Number)

                      Indiana Avenue and The Boardwalk
                      Atlantic City, New Jersey 08401
                               (609) 340-3400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
                 Registrants' Principal Executive Offices)

                              --------------------

                         FRANK A. BELLIS, JR., ESQ.
                     Vice President and General Counsel
                 The Claridge Hotel and Casino Corporation
                      Indiana Avenue and The Boardwalk
                      Atlantic City, New Jersey 08401
         (Name, Address Including Zip Code, and Telephone Number,
               Including Area Code, of Agent For Service)

                                 Copies To:
         JOHN A. HEALY, ESQ.                E. WAIDE WARNER, JR., ESQ.
            Rogers & Wells                    Davis Polk & Wardwell
           200 Park Avenue                     450 Lexington Avenue
       New York, New York 10166              New York, New York 10017
            (212) 878-8000                        (212) 450-4000
     (Counsel to the Registrants)         (Counsel to the Underwriters)
                              --------------------
    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
                              --------------------
The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registra-tion Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registrant Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8 (a), may determine.

============================================================================

                 The Claridge Hotel and Casino Corporation
                  The Claridge at Park Place, Incorporated

Cross-Reference Sheet Showing Locations in the Prospectus of the Responses
                          to the Items of Form S-1
                  (Pursuant to Item 501 of Regulation S-K)

                   Form S-1
           Item Number and caption              Location in Prospectus
 1. Forepart of the Registration State- Outside Front Cover Page of Pro-ment and Outside Front Cover Page of spectus
     Prospectus..........................

 2.  Inside Front and Outside Back Cover
     Pages of Prospectus................. Inside Front and Outside Back
                                          Cover Pages of Prospectus

 3.  Summary Information, Risk Factors
     and Ratio of Earnings to Fixed
     Charges............................. Outside Front Cover Page of Pro-
                                          spectus; Prospectus Summary; Risk
                                          Factors; Selected Financial Data

 4.  Use of Proceeds..................... Prospectus Summary; The Company;
                                          Use of Proceeds; Business

 5.  Determination of Offering Price..... Not Applicable

 6.  Dilution............................ Not Applicable

 7.  Selling Security Holders............ Not Applicable

 8.  Plan of Distribution................ Outside Front Cover Page of Pro-
                                          spectus; Underwriting

 9.  Description of Securities to be      Outside Front Cover Page of Pro-
     Registered.......................... spectus; Prospectus Summary; Risk
                                          Factors; Description of Notes

10.  Interests of Named Experts and       Not Applicable
     Counsel.............................

11.  Information with Respect to the      Outside Front Cover Page of Pro-
     Registrant.......................... spectus; Prospectus Summary; The
                                          Company; Risk Factors; Capitaliza-
                                          tion; Selected Financial Data;
                                          Management's Discussion and
                                          Analysis of Financial Condition
                                          and Results of Operations; Busi-
                                          ness; Management;
                                          Principal Stockholders; Certain
                                          Relationships and Related Transac-
                                          tions; Consolidated
                                          Financial Statements

12.  Disclosure of Commission Position    Not Applicable
     on Indemnification for Securities
     Act Liabilities.....................

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGIS-TRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECU-RITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OF-FERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SO-LICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURI-TIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAW-FUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

               SUBJECT TO COMPLETION, DATED JANUARY 18, 1994

PROSPECTUS
      , 1994
                                $85,000,000
                 THE CLARIDGE HOTEL AND CASINO CORPORATION
                       % First Mortgage Notes due 2002
           Guaranteed by The Claridge at Park Place, Incorporated

    The   % First Mortgage Notes due 2002 (the "Notes") are being offered by The Claridge Hotel and Casino Corporation, a New York corporation (the "Company"), and are unconditionally guaranteed on a senior secured basis by The Claridge at Park Place, Incorporated ("CPPI"), a New Jersey corpo-ration and a wholly-owned subsidiary of the Company. The Notes have been ap-proved for listing on the New York Stock Exchange.

    Interest on the Notes will be payable semiannually on       and       of
each year, commencing        , 1994. The Notes will not be redeemable at the
option of the Company prior to        ,    (except as otherwise required by
a Gaming Authority (as hereinafter defined)). On and after        , 1998,
the Notes will be redeemable at any time at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest to the redemption date. Upon a Change of Control (as hereinafter defined), each holder of Notes will have the right to require the Company to repurchase any or all outstanding Notes owned by such holder at 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. Beginning in 1995, and annually thereafter, the Company will be required to make an offer to all holders of Notes to purchase at 100% of par the maximum amount of Notes that may be purchased with 50% of the Company's Excess Cash (as hereinafter defined) from the preceding year. The Notes are subject to mandatory partial redemption under certain circum-stances, in a maximum aggregate amount not to exceed $10 million. See "De-scription of Notes."

    The Notes will be senior secured obligations of the Company and will rank senior in right of payment to all existing and future subordinated in-debtedness of the Company and pari passu in right of payment with the Com-pany's senior indebtedness, including any future working capital credit fa-cility of up to $7.5 million. The Notes will be secured by a mortgage representing a first lien on The Claridge Hotel and Casino (the
"Claridge"), located in Atlantic City, New Jersey (except that certain gaming and other assets will not be covered by the mortgage), and by a pledge granted by the Company of all outstanding shares of capital stock of CPPI. CPPI's guarantee of the Notes will be secured by a collateral assign-ment of a second lien wraparound mortgage on the Claridge and by a lien on certain of the Claridge's gaming and other assets, which lien will be subor-dinated to liens that may be placed on those gaming and other assets to se-cure any future working capital credit facility in an amount of up to $7.5 million.

    See "Risk Factors" for a discussion of certain factors that prospec-tive investors should consider prior to an investment in the Notes.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
      SION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              THE NEW JERSEY CASINO CONTROL COMMISSION HAS NOT
          PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.

- ----------------------------------------------------------------------------
                                   Price       Underwriting      Proceeds
                                  to the       Discounts and      to the
                               Public(1)(4)  Commissions(2)(4) Company(1)(3)
- ----------------------------------------------------------------------------
Per Note .....................             %            %               %
Total ........................      $              $               $
- ----------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain li-abilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting expenses payable by the Company estimated at $     .

(4) Up to $250,000 aggregate principal amount of Notes may be sold to direc-tors, officers and certain employees of the Company and CPPI at a price net of underwriting discounts and commissions. If any Notes are sold to those persons, underwriting discounts and commissions will be correspondingly reduced, but proceeds to the Company will be unchanged.



    The Notes are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York,
New York on or about      , 1994.
Donaldson, Lufkin & Jenrette                         Oppenheimer & Co., Inc.
  Securities Corporation

                                  (PHOTOGRAPH OF THE CLARIDGE HOTEL
                                        AND CASINO BUILDING)




                        AVAILABLE INFORMATION

   The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other informa-tion with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the New York Regional Office of the Commission, 7 World Trade Center, 13th Floor, New York, New York 10048; and at the Chicago Regional Office of the Commission, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to this offering. This Prospectus does not contain all of the information set forth in the Regis-tration Statement and the exhibits thereto. Statements contained in this Prospectus or in any document incorporated by reference as to the contents of any contract or other documents referred to herein or therein are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or such other documents. Each such statement is qualified in its entirety by such reference.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EF-FECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE FIRST MORTGAGE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. See "Risk Factors" for factors a prospective investor should consider in evaluating the Company before purchasing the Notes.

                                The Company

    The Claridge Hotel and Casino Corporation (the "Company"), through its wholly-owned subsidiary, The Claridge at Park Place, Incorporated
("CPPI"), operates The Claridge Hotel and Casino (the "Claridge"). The Claridge, located in the Boardwalk casino section of Atlantic City, New Jer-sey, is a 26-story building that contains the Company's casino and hotel fa-cilities. The Claridge's casino consists of approximately 43,600 square feet of casino space on three main levels with various adjacent mezzanine levels, and contains approximately 1,370 slot machines and 67 table games, including blackjack, craps, roulette and a variety of other specialty games. The hotel consists of 501 guest rooms (including 66 two- and three-room suites, 26 specialty suites and four tower penthouse suites), numerous restaurants and lounges, a private player's club, a 600-seat theater and other amenities. The Company intends to use part of the proceeds from this offering to fund an expansion of the Claridge's casino. This casino expansion, which is scheduled for completion in the summer of 1994, will add approximately 6,000 square feet of casino space for up to 550 new slot machines, as well as a 6,600 square foot poker and simulcast area used for off-track pari-mutuel wagering. The additional casino space and slot machines are expected to pro-mote a higher volume of traffic with an emphasis on slot play. The addition of a poker and simulcast area is intended to take advantage of recent changes in gaming regulations which now permit Atlantic City casinos to of-fer those gaming options.



    The Company's operating and marketing strategy is based on its "Because Smaller is Friendlier" advertising campaign, designed to capitalize on the Claridge's unique physical facility, which the Company believes retains an atmosphere of Atlantic City's former grandeur, and on the Claridge's size relative to the larger Atlantic City casinos. By emphasizing an environment intended to be intimate, friendly and service-oriented, the Claridge targets a different market niche from the majority of its Atlantic City competitors. As part of its strategy, the Company focuses on customer service in order to generate customer loyalty and satisfaction. The Company believes that this operating and marketing strategy, which was adopted in 1989, has been suc-cessful as evidenced by its strong operating results since that time. The Company's Adjusted EBITDA (as hereinafter defined) was $22.6 million, $20.2 million, $21.5 million and $16.8 million in 1990, 1991, 1992 and the nine months ended September 30, 1993, respectively. In addition, the growth in the Company's total casino revenues improved from a level below that re-portedly achieved by the Atlantic City casino industry as a whole in 1989 to a level above that reported for the industry in 1992 and the first nine months of 1993. The success of the Company's operating and marketing strat-egy has enabled the Company to reduce significantly its first mortgage bank debt from the principal amount of approximately $74.5 million outstanding at June 16, 1989 to approximately $33.6 million at December 31, 1993. The Com-pany intends to improve its operating results further by expanding its ca-sino capacity as described above. The Company also is pursuing the potential addition of a self-parking garage, which would complement its existing valet parking operation and is designed to increase casino playing by attracting more drive-in customers to the Claridge. See "Use of Proceeds."

    Built in 1929 as a hotel, the Claridge was remodeled at a cost of ap-proximately $138 million prior to its reopening as a casino hotel in 1981. The Claridge was further renovated and expanded in 1986 at a cost of approx-imately $20 million. Since 1991 the Claridge's exterior, lobby and other public areas have been completely refurbished. The Claridge currently is in the process of redecorating all of its guest rooms and has completed the re-decoration of over 100 rooms, with the remainder scheduled for completion by 1995. Approximately $10 million is spent annually on facility maintenance, and approximately $3 million has been spent annually on capital improvements including the acquisition of new gaming equipment.
    The Company presently expects that, while it will continue to seek to enhance the value of the Claridge, it will also actively seek to utilize the Company's extensive gaming management experience to expand and diversify its activities within the United States gaming industry, particularly in emerg-ing gaming markets. The Company previously has explored opportunities for gaming-related activities outside Atlantic City, and expects to continue such efforts. See "Business - Expansion Plans."
    The Company's hotel and casino operations involve three entities - the Company itself; its wholly-owned subsidiary, CPPI; and Atlantic City Board-walk Associates, L.P., a New Jersey limited partnership (the
"Partnership"). Although the Company and the Partnership are independent entities, over 93% of the Company's common stock is owned by persons who also own limited partnership interests in the Partnership. This corporate and partnership structure was formed in 1983 to furnish investors with cer-tain tax benefits available at that time. The Claridge's casino license and its gaming equipment (collectively, the "Casino Assets") are owned by CPPI. CPPI leases all of the real estate assets and most of the furniture (collectively, the "Hotel Assets") from the Partnership. The Hotel Assets include the Claridge's buildings, parking facility and non-gaming, deprecia-ble, tangible personal property, and the underlying land. The Notes being offered hereby will be secured by a first mortgage on the Hotel Assets owned by the Partnership and by a lien on the Claridge's gaming and other assets, which lien will be subordinated to liens that may be placed on those gaming and other assets to secure any future working capital credit facility in an amount of up to $7.5 million. CPPI holds a second lien wraparound mortgage granted by the Partnership over the Hotel Assets (the "Wraparound Mortgage"), which will be collaterally assigned to secure the Notes. See "The Company - Corporate Structure."

                             Use of Proceeds
    The Company intends to use the net proceeds from this offering (i) to repay in full its existing first mortgage bank debt in the principal amount of approximately $35 million; (ii) to fund internal improvements intended to expand the Claridge's casino capacity by adding approximately 6,000 square feet of casino space for up to 550 new slot machines, as well as a 6,600 square foot poker and simulcast area used for off-track pari-mutuel wager-ing, at an anticipated cost of approximately $14 million; and (iii) to use the balance of approximately $32 million for general corporate purposes. Such general corporate purposes may include, but are not limited to, (i) the acquisition of an adjacent land parcel and construction on that land of a self-parking garage facility which if successfully accomplished is expected to cost an aggregate of approximately $24 million; (ii) the possible pur-chase of the Contingent Payment (as hereinafter defined) issued by the Com-pany in 1989 and now held by a trustee for the benefit of the United Way of Arizona (see "Business-1989 Restructuring"); and (iii) the potential ex-pansion of the Company's activities into emerging gaming markets. See "Use of Proceeds."

                                The Offering
Issue....................   $85,000,000 aggregate principal amount of   %
                             First Mortgage Notes due 2002 (the "Notes")
                             issued by the Company.
Maturity Date............                   , 2002.
Interest Payment Dates...  Interest on the Notes will be payable in cash
                            semi-annually on        and        of each year,
                            commencing      , 1994.
Guarantee................  The Notes will be unconditionally guaranteed on a senior secured basis by CPPI.

Security.................  The Notes will be secured by (i) a non-recourse mortgage (the "Mortgage") granted by the Part-nership representing a first lien on the Cla-ridge's Hotel Assets and (ii) a pledge granted by the Company of all the outstanding shares of capital stock of CPPI. CPPI's obligations under its guarantee will be secured by a collateral assignment of the second lien Wraparound Mort-gage and by a lien on the Claridge's gaming and other assets, which lien will be subordinated to liens that may be placed on those gaming and other assets to secure any future working capi-tal facility in an amount of up to $7.5 million. If the Existing Hotel Casino (as hereinafter de-fined) is expanded (including by the addition of a parking facility), the Notes will be addition-ally secured by a lien on the expansion facili-ties. In the case of the Contemplated Expansion (the expansion to the Existing Hotel Casino con-templated as of the date hereof and described under "Use of Proceeds"), the Notes will be secured by a mortgage representing a first pri-ority lien on the expanded facilities. In the case of a Project Expansion (an expansion to the Existing Hotel Casino other than the Contemplated Expansion), the Notes will be secured by a lien that is either senior to or pari passu with the liens securing any indebtedness incurred by the Company or any of its Restricted Subsidiaries (as hereinafter defined) with respect to such expansion. The collateral for the Notes will not include certain gaming equipment which has been financed by third parties and is pledged to those parties, nor will it include certain other assets that may be acquired in the future by the Company or any of its subsidiaries.

Ranking..................  The Notes will be senior secured obligations of the Company and will rank senior in right of
                            payment to all existing and future subordinated indebtedness of the Company and pari passu in right of payment with the Company's senior in-debtedness, including any future working capital credit facility of up to $7.5 million, which may be secured as described above.
Optional Redemption......  The Notes will not be redeemable at the option of
                            the Company prior to       , 1998, except as
                            otherwise required by a Gaming Authority (as
                            hereinafter defined). The Notes will be redeem-able at the option of the Company, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth be-low, plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed dur-
                            ing the twelve-month period beginning on      of
                            the year indicated below:
                            Year                                  Percentage
                            ----                                  ----------
                            1998 ........................................  %
                            1999 ........................................  %
                            2000 ........................................  %
                            2001 and thereafter ........................100%
Mandatory Partial
 Redemption..............  The Notes will be subject to mandatory partial re-
                            demption under certain circumstances, in a maxi-mum aggregate amount not to exceed $10 million.

Annual Excess Cash
 Tender..................  Beginning in 1995 and annually thereafter, the
                            Company will be required to make an offer to all holders of Notes to purchase at 100% of par the maximum amount of Notes that may be purchased with 50% of the Company's Excess Cash from the preceding year. Excess Cash for any year is the Company's Adjusted EBITDA (as hereinafter de-fined) for that year less the aggregate of the following items, to the extent paid during that year: (i) federal and state income taxes; (ii) cash interest; (iii) Capital Expenditures (as hereinafter defined); (iv) Reinvestment Ob-ligation Payments (as hereinafter defined);
                            and (v) the net amount of any increase (or decrease) during that year in the amount of the Company's working capital. If less than $5.0 million is available to make such purchases (i.e., Excess Cash is less than $10.0 million), no such offer need be made.

Change of Control........  Upon the occurrence of a Change of Control (as hereinafter defined), holders of Notes will have the right to require the Company to purchase the Notes at a purchase price of 101% of the aggre-gate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. The Company may not have sufficient funds available to it to satisfy this repurchase obligation and to repay any other debt that may have been due upon a Change in Control.

Asset Sales..............  If the Net Proceeds (cash proceeds received, net of direct costs) from Asset Sales (the sale of assets by the Company or its Subsidiaries, the sale of equity securities by the Company's Sub-sidiaries or casualty loss or condemnation, in each case resulting in Net Proceeds in excess of $3 million or with a fair market value in excess of $3 million) are not reinvested in another as-set or business in the Gaming Related Business
                            (a gaming business or other businesses necessary for, incident to, connected with or arising out of a gaming business) within 360 days of the re-ceipt thereof, and if the amount of Excess
                            Proceeds (Net Proceeds that are not reinvested by the Company in another asset or business in the Gaming Related Business) exceeds $10 million, the Company will be required to make an offer to all holders of Notes to purchase the maximum principal amount of the Notes that may be purchased out of Excess Proceeds at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Certain Covenants........  The indenture governing the Notes (the
                            "Indenture") will restrict, among other
                            things, (i) the use of proceeds from the sale of assets or capital stock of the Company and its Restricted Subsidiaries; (ii) the payment of dividends on and redemptions of capital stock and the making of investments by the Company and its Restricted Subsidiaries; (iii) the incur-rence of additional Indebtedness (as hereinafter defined) by the Company and its Restricted Sub-sidiaries; (iv) the creation of additional liens upon the assets of the Company or its subsidiar-ies or upon the Hotel Assets; (v) the imposition of restrictions affecting dividend payments by the Company's subsidiaries; (vi) the ability of the Company or CPPI to consolidate or merge with or into, or to transfer all or substantially all of its assets to, another person; (vii) transac-tions with affiliates and the Partnership; and
                            (viii) certain business activities. These re-strictions are subject to a number of important qualifications and exceptions. See "Description of Notes."

               Summary Consolidated Financial and Other Data

    The summary consolidated financial and other data set forth below are qualified in their entirety by, and should be read in conjunction with, the information contained in this Prospectus under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consoli-dated financial statements, notes thereto and other financial and statisti-cal information contained elsewhere in this Prospectus.

                                                                                  Nine Months Ended
                                                Year Ended December 31,             September 30,
                                       ----------------------------------------   -------------------
                                       1988     1989     1990     1991     1992     1992     1993
                                                   ($ in thousands)
Statement of Operations Data:
  Net operating revenues............ $152,399  $150,079  $154,526 $153,407 $163,430 $127,108 $133,372
  Interest income from Partnership..   21,786    21,425    20,517   19,554   18,774   14,156   13,564
  Total net revenues ...............  174,185   171,504   175,043  172,961  182,204  141,264  146,936
  Depreciation and amortization.....    3,976     1,667     1,524    1,274    1,321      957    1,063
  Interest expense .................   19,872    19,175    14,552    6,344    4,240    3,306    3,165
  Rent expense to Partnership(1)....   41,032    40,208    37,242   36,645   34,658   26,144   25,919
  Income (loss) before extraordinary
    items(2)........................  (22,312)  (14,242)   (1,825)   2,181    6,048    6,278    4,945

Other Financial Data:
  Net Partnership Payments(3) ......        -        -   $  9,370 $  9,127  $10,489 $  7,671 $  8,157
  Adjusted EBITDA(4) ...............        -        -     22,585   20,197   21,523   19,480   16,785
  Capital expenditures(5) ..........    2,963     1,592     3,213    2,556    3,576    2,271    3,016

Pro Forma:(6)
  Interest expense (7) .............        -        -   $  9,994   $9,994 $  9,994 $  7,496   $7,496
  Ratio of Adjusted EBITDA to inter-
    est expense.....................        -        -       2.3x     2.0x     2.2x     2.6x     2.2x
  Ratio of Adjusted EBITDA less cap-
    ital expenditures to interest
    expense ........................        -        -        1.9      1.8      1.8      2.3      1.8
  Ratio of total debt to Adjusted
    EBITDA .........................        -        -        3.8      4.2      3.9       -        -

                                                     At September 30, 1993
                                                   -------------------------
                                                    Actual   As Adjusted (8)
Balance Sheet Data:
  Cash and cash equivalents                         $6,428       $38,036
  Long-term receivables due from the
   Partnership(9)                                  116,391       125,391
  Total assets                                     147,272       197,430
  Long-term debt (including current maturities)     34,842        85,000
  Deferred rent due to the Partnership(10)          36,971        36,971
  Shareholders' equity                              14,177        14,177

                                                                                            Nine Months Ended
                                              Year Ended December 31,                         September 30,
                               ---------------------------------------------------          -----------------
                               1988        1989        1990        1991       1992          1992      1993
                                     ($ in thousands, except average data)
Gaming Data:(11)
  Atlantic City Casino
    Revenue Growth .........      10.4%        2.6%        5.2%        1.4%        7.5%        7.8%        2.3%
  Claridge Slot Revenue ....   $77,829     $79,809     $88,834     $94,902    $105,600     $82,328     $88,650
  Claridge Table Games
    Revenue ................    55,142      48,832      45,851      40,504      40,757      31,294      31,681
                              --------    --------    --------    --------    --------    --------    --------
  Claridge Total Casino
    Revenue.................  $132,971    $128,641    $134,685    $135,406    $146,358    $113,622    $120,331
  Claridge Casino Revenue
    Growth..................       7.1%       (3.3)%       4.7%        0.5%        8.1%       10.9%        5.9%
  Avg. Monthly Casino
    Revenue per Square Foot:
   Atlantic City ...........      $337        $350        $353        $323          $345      $355        $361
   Claridge ................       257         249         261         259           280       290         307
  Avg. No. of Slot Machines:

   Atlantic City ...........    18,816      18,661      20,367      21,318        22,241    22,083      23,734
   Claridge ................     1,244       1,237       1,253       1,364         1,354     1,367       1,356
  Avg. Daily Slot Win
    per Unit:
   Atlantic City ...........      $217        $232        $232        $238          $260      $269        $264
   Claridge ................       171         177         194         191           213       220         239
  Avg. No. of Tables:
   Atlantic City ...........     1,305       1,244       1,313       1,226         1,193     1,208       1,164
   Claridge ................        78          75          73          66            66        66          67
  Avg. Daily Win per Table:
   Atlantic City............    $2,606      $2,708      $2,561      $2,549        $2,531    $2,563      $2,596
   Claridge ................     1,937       1,784       1,721       1,681         1,687     1,730       1,732


           NOTES TO SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

(1) For the years ended December 31, 1988, 1989, 1990, 1991 and 1992 and the nine months ended September 30, 1992 and 1993, $4.6 million, ($2.6) mil-lion ($6.4) million, ($4.3) million, ($2.9) million, ($2.0) million and ($2.6) million, respectively, are attributable to the requirement under Statement of Financial Accounting Standards No. 13 to provide a level rent expense for leases with escalating payments. See "Management's
    Discussion and Analysis of Financial Condition and Results of Operations
    - Liquidity and Capital Resources."

(2) For the years ended December 31, 1989 and December 31, 1990, extraordi-nary income items, net of income taxes, in the amounts of $69.0 million and $39.5 million, respectively, resulted from the restructuring of the Company's financial obligations. See "Business - 1989 Restructuring."

(3) Net Partnership Payments represent CPPI's net cash outflow to the Part-nership, excluding funding for capital expenditures provided by CPPI to the Partnership in the form of loans ("FF&E Loans"), see "Business -

    Certain Transactions and Agreements", in accordance with the terms of the Wraparound Mortgage, Operating Lease, Expansion Operating Lease and other agreements. See "The Company - Corporate Structure" for a dis-cussion of the relationship between the Company, CPPI and the Partner-ship. Net Partnership Payments consist of amounts paid by CPPI to the Partnership in the form of Operating Lease and Expansion Operating Lease payments, net of abatements and deferrals, less the sum of amounts paid by the Partnership to CPPI in the form of (a) Wraparound Mortgage inter-est, net of discount; plus (b) Wraparound Mortgage principal; plus (c) facilities and maintenance fees of $530,000 per year. The presentation is not applicable for the years ended December 31, 1988 and 1989.

(4) EBITDA represents earnings before interest expense, income taxes, depre-ciation, amortization, and other non-cash and extraordinary items. The
    Company has included information concerning EBITDA because it believes that EBITDA may be used by certain investors and industry analysts as one measure of the Company's historical ability to service its debt.
    EBITDA should not be considered as an alternative to, or more meaningful than, operating income or cash flow. Adjusted EBITDA is equal to EBITDA plus rent expense to the Partnership less interest income from the Part-nership less Net Partnership Payments. The presentation is not applica-ble for the years ended December 31, 1988 and 1989. The Company's abil-ity to incur additional indebtedness will be restricted under the Indenture based on the ratio of Adjusted EBITDA to Adjusted Fixed
    Charges (primarily interest expense). See "Description of Notes - Cer-tain Covenants - Incurrence of Indebtedness."

(5) Capital expenditures are the Company's expenditures for gaming equipment and FF&E Loans made to the Partnership to fund their purchase of capital items.

(6) The pro forma data gives effect to the sale of Notes offered hereby as-suming an interest rate of 11 1/4% and the repayment in full of the Com-pany's existing first mortgage and revolving credit bank debt as if the transaction had occurred at the beginning of the respective periods pre-sented. No effect has been given to earnings from investment of the net proceeds from this offering.

(7) Interest expense does not include amortization of costs associated with the issuance of the Notes offered hereby.

(8) The adjusted balance sheet data gives effect to the sale of the Notes offered hereby and application of a portion of the net proceeds to repay in full the Company's existing first mortgage bank debt and to fund in-ternal improvements intended to expand the Claridge's casino capacity, with the balance of the net proceeds retained as cash. See "Use of Proceeds."

(9) Long-term receivable due from the Partnership under the Wraparound Mort-gage. See Note 3 to the Company's consolidated financial statements con-tained in this Prospectus and "The Company - Corporate Structure -
    Mortgages."

(10) Deferred rent due to the Partnership is attributable to the requirement under Statement of Financial Accounting Standards No. 13 to provide a level rent expense for leases with escalating payments. See Note 12 to the Company's consolidated financial statements contained in this Pro-spectus and "The Company - Corporate Structure - Mortgages."

(11) Atlantic City gaming industry data presented here and elsewhere in this Prospectus has been compiled from published information filed by Atlan-tic City gaming licensees with the New Jersey Casino Control Commission.

                                THE COMPANY

General

    The Claridge Hotel and Casino Corporation (the "Company"), through its wholly-owned subsidiary, The Claridge at Park Place, Incorporated
("CPPI"), operates The Claridge Hotel and Casino (the "Claridge"). The
Claridge, located in the Boardwalk casino section of Atlantic City, New Jer-sey, is a 26-story building that contains the Company's casino and hotel fa-cilities. The Claridge's casino consists of approximately 43,600 square feet of casino space on three main levels with various adjacent mezzanine levels.
The casino contains approximately 1,370 slot machines and 67 table games, including 44 blackjack tables, ten craps tables, six roulette tables, two mini-baccarat tables, one baccarat table, one big six wheel, one red dog ta-ble, one sic bo table and one pai gow poker table. The hotel with related amenities consists of 501 guest rooms (including 66 two- and three-room suites, 26 specialty suites and four tower penthouse suites), five restau-rants, a snack shop, a buffet area, three lounges, a private player's club, a 600-seat theater, meeting rooms and convention facilities, a gift shop, a beauty salon and a health club with an indoor swimming pool. The Company in-tends to use part of the proceeds from this offering to fund an expansion of the Claridge's casino. This casino expansion, which is scheduled for comple-tion in the summer of 1994, will add approximately 6,000 square feet of ca-sino space for up to 550 new slot machines, as well as a 6,600 square foot poker and simulcast area used for off-track pari-mutuel wagering. The addi-tional casino space and slot machines are expected to promote a higher vol-ume of traffic with an emphasis on slot play. The addition of a poker and simulcast area is intended to take advantage of recent changes in gaming regulations which now permit Atlantic City casinos to offer those gaming op-tions.

    The Company's operating and marketing strategy is based on its "Because
Smaller is Friendlier" advertising campaign, designed to capitalize on the Claridge's unique physical facility, which the Company believes retains an atmosphere of Atlantic City's former grandeur, and on the Claridge's size relative to the larger Atlantic City casinos. By emphasizing an environment intended to be intimate, friendly and service-oriented, the Claridge targets a different market niche from the majority of its Atlantic City competitors.
As part of its strategy, the Company focuses on customer service in order to generate customer loyalty and satisfaction. The Company believes that this operating and marketing strategy, which was adopted in 1989, has been suc-cessful as evidenced by its strong operating results since that time. The
Company's Adjusted EBITDA was $22.6 million, $20.2 million, $21.5 million and $16.8 million in 1990, 1991, 1992 and the nine months ended September
30, 1993, respectively. In addition, the growth in the Company's total ca-sino revenues improved from a level below those reportedly achieved by the Atlantic City casino industry as a whole in 1989 to a level above that re-ported for the industry in 1992 and the first nine months of 1993. The suc-cess of the Company's operating and marketing strategy enabled the Company to reduce significantly its first mortgage bank debt from the principal amount of approximately $74.5 million outstanding at June 16, 1989 to ap-proximately $33.6 million at December 31, 1993. The Company intends to im-prove its operating results further by expanding its casino capacity as de-scribed above. The Company also is pursuing the potential addition of a self-parking garage, which would complement its existing valet parking oper-ation and is designed to increase casino play by attracting more drive-in customers to the Claridge. See "Use of Proceeds."

    Built in 1929 as a hotel, the Claridge was remodeled at a cost of ap-proximately $138 million prior to its reopening as a casino hotel in 1981.
The Claridge was further renovated and expanded in 1986 at a cost of approx-imately $20 million. Since 1991 the Claridge's exterior, lobby and other public areas have been completely refurbished. The Claridge currently is in the process of redecorating all of its guest rooms and has completed the re-decoration of over 100 rooms, with the remainder scheduled for completion by 1995. Approximately $10 million is spent annually on facility maintenance, and approximately $3 million has been spent annually on capital improvements including the acquisition of new gaming equipment.

    The Company currently expects that, while it will continue to seek to enhance the value of the Claridge, it will also actively seek to utilize the Company's extensive gaming management experience to expand and diversify its activities within the United States gaming industry, particularly in emerg-ing gaming markets. The Company previously has explored opportunities for gaming-related activities outside Atlantic City, and expects to continue such efforts. See "Business - Expansion Plans."

    The Claridge's casino license and its gaming equipment (collectively, the "Casino Assets") are owned by CPPI. CPPI leases all of the real estate assets and most of the furniture (collectively, the "Hotel Assets") from the Partnership. The Hotel Assets include the Claridge's buildings, parking facility and non-gaming, depreciable, tangible personal property, and the underlying land. The Notes being offered hereby will be secured by a first mortgage on the Hotel Assets owned by the Partnership and by a lien on the Claridge's gaming and other assets, which lien will be subordinated to liens that may be placed on those gaming and other assets to secure any future working capital credit facility in an amount of up to $7.5 million
(including any replacement of any such facility). CPPI holds a second lien wraparound mortgage granted by the Partnership over the Hotel Assets (the
"Wraparound Mortgage"), which will be collaterally assigned to secure the Notes. The relationship among the Company, CPPI and the Partnership is de-scribed more fully below under "The Company - Corporate Structure."

    The principal executive offices of the Company and CPPI are located at Indiana Avenue and The Boardwalk, Atlantic City, New Jersey 08401. The tele-phone number of both of them is (609) 340-3400. The Company was incorporated in New York on August 26, 1983. CPPI was incorporated in New Jersey on Au-gust 29, 1983.

Corporate Structure

    In 1983, CPPI acquired the Casino Assets from Del E. Webb New Jersey,
Inc. ("DEWNJ"), a wholly-owned subsidiary of Del Webb Corporation
("Webb"); leased the Hotel Assets and subleased the land on which the Cla-ridge is located from the Partnership; and assumed certain liabilities re-lated to the acquired assets. In connection with those transactions, the Partnership granted the Wraparound Mortgage to CPPI. These transactions were entered into in connection with the private placement of equity interests in the Company and the Partnership. The offering was structured to furnish the investors with certain tax benefits available under the federal tax law then in effect. Following the 1983 transactions, Webb and its affiliates retained significant interests in the Claridge. The common stock of the Company and the limited partnership interests of the Partnership were sold together in the private placement as units, and because there has been relatively little trading in the stock or Partnership interests, there is a substantial simi-larity between the equity ownership of the Company and the Partnership. Al-though the Company and the Partnership are independent entities, over 93% of the Company's common stock is owned by persons who also own limited partner-ship interests in the Partnership. The Partnership does not currently engage in any significant business activities other than those relating to the Cla-ridge.

    In October 1988, the Company and CPPI entered into an agreement to re-structure the financial obligations of the Company and CPPI (the "Restruc-turing Agreement"). The restructuring, which was consummated in June 1989, resulted in (i) a reorganization of the ownership interests in the Claridge;
(ii) modifications of the rights and obligations of certain lenders; (iii) satisfaction and termination of the obligations and commitments of Webb and DEWNJ under the original structure; (iv) modifications of the lease agree-ments between CPPI and the Partnership; and (v) the forgiveness by Webb of substantial indebtedness. As a result of the restructuring, an aggregate of $132 million of indebtedness was forgiven. The principal amount secured by the First Mortgage (as hereinafter defined) was reduced by approximately $15 million to approximately $74.5 million outstanding at June 16, 1989, and the Purchase Money Second Mortgage (as hereinafter defined) was subsequently cancelled upon satisfaction of certain conditions set forth in an agreement entered into at the time of the restructuring.

    The current relationships of the Company, CPPI and the Partnership are described below and on the diagram under "The Claridge Ownership
Structure" which follows.

    Ownership; Leases. The Casino Assets are owned by CPPI. The Hotel Assets are owned by the Partnership and leased by the Partnership to CPPI. The lease obligations are set forth in a lease (the "Operating Lease"), origi-nally entered into on October 31, 1983, and an expansion operating lease
(the "Expansion Operating Lease"), covering additions to the Claridge made in 1986. Pursuant to the restructuring, the Operating Lease and Expansion
Operating Lease were amended to provide for the abatement by the Partnership of $38.8 million of basic rent payable through 1998 and the deferral by the Partnership of $15.1 million of rental payments. At September 30, 1993, the Partnership had abated $12.6 million and had deferred the maximum amount of $15.1 million of rent. For the years ended December 31, 1991 and 1992 and the nine months ended September 30, 1993, the amounts of rent abated were $2.4 million, $5.7 million and $4.5 million, respectively. (See Notes 7 and 12 to the Company's consolidated financial statements contained in this Pro-spectus.) The deferred rent will become payable upon (i) a sale or refinanc-ing of the Claridge; (ii) full or partial satisfaction of the Wraparound
Mortgage; and (iii) full satisfaction of any first mortgage then in place.
The issuance and sale of the Notes offered hereby and any future refinan-cings of the mortgage that will secure the Notes (the "Mortgage") will not by themselves cause the deferred rent to become payable pursuant to that provision. The Operating Lease and Expansion Operating Lease are subordinate to the Mortgage that will secure the Notes, and, therefore, the obligations of the Company and CPPI to pay principal and interest on the Notes will be senior to the obligations to pay rent to the Partnership under those leases.

    Mortgages. In 1983, the Partnership granted to CPPI the Wraparound Mort-gage which was inclusive of and subordinate to an $80 million first mortgage
(the "First Mortgage") granted by the Partnership to a group of banks and a $47 million purchase money second mortgage (the "Purchase Money Second
Mortgage") granted by the Partnership to DEWNJ. The Purchase Money Second
Mortgage was subsequently cancelled upon satisfaction of certain conditions set forth in an agreement entered into at the time of the restructuring. The
Wraparound Mortgage by its terms may secure up to $25 million of additional borrowings by the Partnership from CPPI to finance replacements of furni-

ture, fixtures and equipment and facility maintenance and engineering short-falls. Under the terms of the Wraparound Mortgage, CPPI is not permitted to foreclose on the Wraparound Mortgage and take ownership of the Hotel Assets so long as a senior mortgage (such as the Mortgage that will secure the Notes) is outstanding. At September 30, 1993, the principal balance secured by the Wraparound Mortgage was $139.1 million. The Wraparound Mortgage, which will mature on September 30, 2000, bears interest at an annual rate equal to 14%, with certain interest payments that accrued in 1983 through 1988 totalling $20 million being deferred until maturity. It is not pres-ently anticipated that the Partnership will have the funds to repay the Wraparound Mortgage in full at maturity. However, CPPI will have a contrac-tual right of offset that will permit it to reduce payments otherwise due to the Partnership under the Operating Lease and Expansion Operating Lease to the extent that any amounts otherwise due from the Partnership under the Wraparound Mortgage are not received.

    At December 31, 1993, the principal balance of the obligation secured by the First Mortgage was $33.6 million. That obligation will be repaid in full out of the proceeds of this offering and the First Mortgage will be re-placed by the Mortgage granted by the Partnership in favor of the trustee for the holders of Notes (the "Trustee"), securing the Notes.

    The payments scheduled to be made through 1998 under the Wraparound
Mortgage and under the leases discussed above, based on balances as of Sep-tember 30, 1993, are set forth on the following table:

       SCHEDULED LEASE AND WRAPAROUND MORTGAGE PAYMENTS THROUGH 1998

                          Minimum Lease                                                    Net
                          Payments(1)(2)         Wraparound Mortgage Payments(3)        Partnership
     Period            (CPPI Cash Outflows)          (CPPI Cash Inflows)               Payments(4)(5)
     ------            --------------------      -------------------------------      ---------------
                                                      ($ in thousands)
                                                 Principal            Interest
                                                 ---------            --------
  10/01/93 - 12/31/93     $   8,683              $  2,101             $  3,888           $  2,561
  01/01/94 - 12/31/94        35,355                 9,534               14,766             10,525
  01/01/95 - 12/31/95        35,387                10,763               13,353             10,741
  01/01/96 - 12/31/96        35,917                12,026               11,683             11,678
  01/01/97 - 12/31/97        46,587                14,329                9,836             21,892
  01/01/98 - 09/30/98        36,212                12,667                5,784             17,363
                          ---------               -------              -------           --------
         Total             $198,141               $61,420              $59,310            $74,760
                           ========               =======              =======            =======

- --------------------
(1) Minimum Lease Payments represent basic rent amounts due under the Oper-ating Lease and the Expansion Operating Lease, net of projected abate-ments, and exclude additional lease payments related to FF&E Loans be-cause these payments are equal to, and offset by, FF&E loan-related amounts paid by the Partnership under the Wraparound Mortgage. FF&E Loans are loans made by CPPI to the Partnership for capital expendi-tures. See "Business - Certain Transactions and Agreements."
(2) The initial term of the Operating Lease and Expansion Operating Lease expires in 1998. If the term of both leases is extended under their re-newal option, there will initially be a substantial reduction in rent. Basic rent under those leases will be calculated pursuant to a formula, with annual basic rent in the aggregate not to be more than $32.5 mil-lion or less than $26.5 million in 1999 and, subsequently, not to be greater than 10% more than basic rent for the immediately preceding lease year in each lease year thereafter.

(3) Wraparound Mortgage Payments represent principal and interest due under the Wraparound Mortgage. Such amounts exclude principal and interest re-lated to FF&E Loans which are equal to, and offset by, FF&E loan-related lease payments from CPPI to the Partnership. The Wraparound Mortgage ma-tures on September 30, 2000. For Wraparound Mortgage Payments after Sep-tember 30, 1998, see "Business - Certain Transactions and Agreements - Expandable Wraparound Mortgage."
(4) Net Partnership Payments represent CPPI's minimum projected net cash outflow to the Partnership, exclusive of FF&E Loans. Net Partnership Payments consist of Lease Payments to the Partnership less Wraparound Mortgage Payments to CPPI and less facilities and maintenance fees paid by the Partnership to CPPI, presently in the amount of $530,000 per year.
(5) The Partnership currently spends approximately $10 million annually of the Net Partnership Payments received by it on facilities and mainte-nance services provided to the Claridge under the terms of the Operating Lease and Expansion Operating Lease.

                     THE CLARIDGE OWNERSHIP STRUCTURE

- ------------------------
|                      |
|   Holders of Notes   |
|                      |
- ------------------------
   |
   | Debt Service
   | Payments on
   | the Notes
   |
- --------------------------       Stock          -----------------------------
| The Claridge Hotel and |----------------------|                           |
|   Casino Corporation   |                      |          Equity           |
|     ("Company")        |                      |       Investors(1)        |
|                        |                      |                           |
- --------------------------                      -----------------------------
   |         |                                              |
   |         |                                              |
   |         | --100%                                       | Limited
   |         |   Ownership                                  | Partnership
   |         |                                              | Interests
   |         |                                              |
- --------------------------   Rental Payments    -----------------------------
|    The Claridge at     |----------------------|       Atlantic City       |
|    Park Place, Inc.    |Under Operating Leases|         Boardwalk         |
|      ("CPPI")          |                      |       Associates, L.P.    |
| (Operating Subsidiary) |   Debt Service on    |       ("Partnership")     |
|                        |----------------------|                           |
- --------------------------  Wraparound Mortgage -----------------------------
             |                                              |
             |                                              |
        Owns |                                              | Owns
             |                                              |
             |                                              |
- --------------------------                      ------------------------------
|                        |                      |  Claridge Land, Buildings, |
|    Casino License      |                      |Parking Facility, Furniture,|
|   Gaming Equipment     |                      |   Non-Gaming Equipment     |
|   ("Casino Assets")    |                      |     ("Hotel Assets")       |
|                        |                      |                            |
- --------------------------                      ------------------------------

(1) Equity interests in the Partnership and the Company originally were sold as units in 1983. At the date of this Prospectus, over 93% of the Company's common stock is owned by persons who also own limited partnership interests in the Partnership.

                                RISK FACTORS

    Each prospective investor should carefully consider the following fac-tors before purchasing Notes.

    Leverage. Upon completion of this offering, the Company will be highly leveraged. At December 31, 1993, the Company and its consolidated subsid-iary, CPPI, had first mortgage bank debt of approximately $33.6 million. Af-ter giving effect to this offering and the application of the estimated net offering proceeds to repay all outstanding bank debt, the Company will have long-term debt obligations of approximately $85 million. The Company also has substantial minimum lease obligations under its lease arrangements with the Partnership. See "The Company - Corporate Structure."

    After completion of this offering, the Company will continue to have substantial interest expense. The Company's ratio of earnings to fixed charges for the year ended December 31, 1992 was 1.64 to 1 and on a pro forma basis after giving effect to this offering and the application of the estimated proceeds to redeem all outstanding bank debt, the Company's ratio of earnings to fixed charges for the year ended December 31, 1992 would have been 1.20 to 1. The Company's ability to satisfy its obligations is depen-dent upon its future performance, which will be subject to prevailing eco-nomic conditions and to financial, business and other factors, including factors beyond the control of the Company, affecting the business operations of the Company. The Company's future performance will depend in part on the success of the Claridge's internal expansion to be funded with part of the proceeds of this offering. If the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or ac-ceptable to the Company. See "Selected Financial Data."

    Lease Obligations. CPPI has been permitted to pay reduced amounts of rent under the Operating Lease pursuant to an agreement with the Partnership providing for deferral or abatement of rent under the Operating Lease. CPPI has fully utilized the $15.1 million of deferrals provided for in that agreement, and it expects to fully utilize the $38.8 million of abatements to which it is entitled prior to the end of 1996. Accordingly, CPPI's rental payments under the Operating Lease are projected to increase significantly for the period commencing late 1996 through September 30, 1998; however, payments on the Operating Lease will decline immediately after that date.

    Deferred Tax Liability. Under the terms of the Wraparound Mortgage, CPPI is not permitted to foreclose on the Wraparound Mortgage and take ownership of the Hotel Assets so long as a senior mortgage (such as the Mortgage that will secure the Notes) is outstanding. As an alternative to continuing to collect interest payments following a default by the Partnership under the Wraparound Mortgage, CPPI may choose to acquire the Hotel Assets in exchange for a discharge of the Partnership's obligations under the Wraparound Mort-gage. Due to the structure of certain prior transactions in connection with the restructuring, CPPI's tax basis in the Wraparound Mortgage is consider-ably less than the face amount of the Wraparound Mortgage. Depending on the fair market value of the Hotel Assets and the tax rates in effect at the time, it is expected that if the Company should cause CPPI to acquire the Hotel Assets, the Company would have a tax liability, for federal and state income tax purposes, of between approximately $17 million and $25 million. However, because at the time of an acquisition of the Hotel Assets the obli-gation of CPPI to make lease payments to the Partnership would cease, this tax liability would be substantially offset by the resulting increase in cash flow available to CPPI. It is unlikely that the Company would receive any cash in connection with an acquisition of the Hotel Assets with which to pay its tax liability. It is also unlikely that the Company would choose to acquire the Hotel Assets without such cash, unless it believed at that time that its liquid resources would be sufficient to discharge that tax liabil-ity and its other obligations, including its obligations to pay principal and interest to the holders of Notes.

    Pre-1989 Operating Results. The Company negotiated its 1989 restructur-ing in order to remain financially viable and to avoid the possible need to seek protection in bankruptcy. Although, at the time that the Restructuring Agreement was entered into (and at all times since) the Company had (and has) made all required payments under its existing First Mortgage, it was clear at the time of the restructuring that the Company would not be able to make the principal payments required on the First Mortgage in 1988 and sub-sequent years. In the restructuring, $132 million of indebtedness was for-given and the principal amount secured by the First Mortgage was reduced by approximately $15 million to approximately $74.5 million. In addition, the principal payment schedule was modified. The modification of the principal payment schedule under the First Mortgage was sufficient, however, only to permit the Company to demonstrate to the New Jersey Casino Control Commis-sion (the "NJCCC") that the Company would remain financially viable for the term of a one-year licensing renewal effective October 1988. As a re-sult, in connection with the two-year renewals of the casino license for the Company in 1989, 1991 and 1993, it was necessary for the Company to negoti-ate further modifications of the principal payment schedule under the First Mortgage. In connection with the 1993 relicensing, the First Mortgage lender agreed for the first time to modify the principal payment schedule beyond the two-year relicensing period. The Company believes the financial diffi-culties it experienced prior to the 1989 restructuring were attributable principally to its very substantial debt burden at that time. Since immedi-ately following the 1989 restructuring and the implementation of the Com-pany's present operating and marketing strategy, the principal amount of the Company's First Mortgage bank debt has been reduced from approximately $74.5 million to approximately $34.8 million at September 30, 1993.

    Competition in Atlantic City. Competition in the Atlantic City casino-hotel market is intense. Twelve casino-hotels are operating in Atlantic City, most of which are larger and newer than the Claridge, and may have greater access to capital and resources. Competition in Atlantic City ex-tends to the employment market as well. See "Business - Market."

    Competition from New Gaming Jurisdictions. The Company believes the le-galization of casino and other gaming ventures in states other than New Jer-sey, including Colorado, Illinois, Indiana, Iowa, Louisiana, Mississippi, Missouri, South Dakota and on various Native American reservations has not had to date an adverse impact on its operations. The Company believes it is too early to determine the effect, if any, of the recent expansion of the Foxwoods High Stakes Casino and Bingo Hall operated by the Mashantucket Pe-quot Indian Tribe in Ledyard, Connecticut. That facility installed its 3,150 slot machines in 1993, making it the largest casino in the United States, and also recently added a 300-room hotel and 1500-seat theater. The legal-ization of casino and other gaming ventures in states closer to New Jersey, particularly Delaware, Maryland, New York or Pennsylvania, may have a seri-ous adverse effect on the Company's business. A number of commentators be-lieve legalization of at least limited forms of gambling in Philadelphia in the relatively near future is a significant possibility. See "Business - Market."

    Expansion Plans. The Company's business plans for its Atlantic City fa-cility are based on its planned internal expansion and the addition of a self-parking garage to that facility. The completion and opening of those expansions and additions, as well as the opening of any other expansion or new facility which may be introduced by the Company, will be contingent upon a variety of factors, including the Company's ability to acquire the site for the parking facility, the completion of construction, the hiring and training of sufficient personnel and the receipt of all regulatory licenses, permits, allocations and authorizations. The scope of the approvals required to construct and open a new facility or expand an existing facility may be extensive, and the failure to obtain such approvals could prevent or delay the completion of construction or opening of all or part of such facilities or otherwise affect the design and features of any such project. In addi-tion, there can be no assurance that any such expansion, including the in-ternal improvements and the possible addition of a self-parking garage to be funded with a portion of the net proceeds of this offering, will have a pos-itive impact on the Company's operations.

    Hotel/Gaming Business. The Company is subject to the risks inherent in the hotel and gaming operations business. The level and profitability of gaming activity can vary significantly as a result of a number of factors, including the competitive environment, weather, and general economic condi-tions, and is subject to substantial governmental regulation. For example, the Company believes that during 1991 the Company's operations were adversely affected by poor general economic conditions in the United States and the war in the Persian Gulf. Additionally, hotel and gaming operations are subject to the imposition of special taxes or assessments by regulatory bodies. Any new tax or assessment may have an adverse impact on the Company's operations. See "Business - Gaming Regulation and Licensing."

    Ability to Realize on Collateral; Adequacy of Collateral. If a default occurs with respect to the Notes there can be no assurance that the liquida-tion of the collateral for the Notes would produce proceeds in an amount sufficient to pay the principal of and accrued interest on the Notes.

    The ability of the Trustee for the holders of Notes to foreclose upon the collateral will be limited by the relevant gaming laws, which require that persons who own or operate a casino hotel hold a casino license. No person can hold a license in the State of New Jersey unless the person is found qualified or suitable by the NJCCC. In order for the Trustee to be found qualified or suitable the NJCCC would have discretionary authority to require the Trustee and any or all of the holders of Notes to file applica-tions, be investigated and be found qualified or suitable as a landlord or landlords of gaming establishments. The applicant for qualification, a find-ing of suitability or licensing, must pay all costs of such investigation. If the Trustee is unable or chooses not to qualify, be found suitable, or licensed to own or operate such assets, it would either have to sell such assets or retain an entity licensed to operate such assets. In addition, in any foreclosure sale or subsequent resale by the Trustee, licensing require-ments under the relevant gaming laws may limit the number of potential bid-ders and may delay any sale, either of which events could have an adverse effect on the sale price of such collateral. See "Business - Gaming Regula-tion and Licensing."

    Regulatory Matters. The ownership and operation of casino-hotels such as the Claridge are subject to extensive regulation by state and local gaming authorities in New Jersey. Among other things, CPPI is required to maintain gaming licenses and approvals for gaming activities at the Claridge. The

Company and/or its subsidiaries will be subject to similar requirements with respect to any other gaming establishment they may own or operate. See "Business - Gaming Regulation and Licensing."

    Holders of Notes are subject to certain regulatory restrictions on own-ership. While holders of obligations such as the Notes are generally not re-quired to be investigated and found suitable to hold such securities, the NJCCC has the discretionary authority to (i) require holders of debt securi-ties of corporations governed by New Jersey gaming law to file applications;
(ii) investigate such holders; and (iii) require such holders to be found suitable or qualified to be an owner or operator of a gaming establishment. The applicant for a finding of suitability or qualification must pay all costs of such investigation. Pursuant to the regulations of the NJCCC such gaming corporations may be sanctioned, including the loss of its approvals, if, without prior approval of the NJCCC, it (i) pays to the unsuitable or unqualified person any dividend, interest or any distribution whatsoever;
(ii) recognizes any voting right by such unsuitable or unqualified person in connection with the securities; (iii) pays the unsuitable or unqualified person remuneration in any form; or (iv) makes any payments to the unsuit-able or unqualified person by way of principal, redemption, conversion, ex-change, liquidation, or similar transaction. If the Company is served with notice of disqualification of any holder, such holder will be prohibited by the New Jersey Casino Control Act from receiving any payments on, or exer-cising any rights under, the Notes. The Indenture provides that if a holder or beneficial owner of a Note is required to be found suitable or qualified and does not submit, within the requested time, the necessary applications and information for such finding or is not found suitable or qualified, the Company will have the right (i) to require the holder or beneficial owner to dispose of his Notes within 30 days or such earlier period as may be ordered by the NJCCC; or (ii) redeem the holder's or beneficial owner's Notes at the lesser of (x) the principal amount thereof, (y) the price at which the holder or owner acquired the Notes, together with accrued interest to the redemption date or (z) the market value of the Notes. See "Description of Notes - Optional Redemption." The Notes will be subject to certain restric-tions on transfer and sale to the extent required by the New Jersey Casino Control Act.

    Federal Income Tax. The existing relationship among the Company, CPPI and the Partnership is the result of a complex series of transactions de-scribed in this Prospectus under "The Company - Corporate Structure" and "Business - Certain Transactions and Agreements." Although these entities support the positions taken in respect of these transactions on their fed-eral income tax returns filed with the Internal Revenue Service, it is pos-sible that the Internal Revenue Service may make adjustments to the posi-tions taken in those returns that would result in adverse tax consequences.

    Fraudulent Conveyance Considerations. Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent transfer law, if any of the Company or CPPI or the Partnership at the time of the is-suance of the Notes, and CPPI's guarantee and the granting of the Mortgage by the Partnership (a) (i) is insolvent or rendered insolvent by reason of such issuance or grant or (ii) is engaged in a business or transaction for which the assets of the Company or CPPI or the Partnership constituted un-reasonably small capital or (iii) intends to incur, or believes that it would incur, debts beyond its ability to pay such debts as they mature or
(iv) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied), and (b) receives less than reasonably equiva-lent value or fair consideration, the Notes, CPPI's guarantee, the Mortgage and any pledge or other security interest securing such indebtedness could be voided, or claims in respect of the Notes (including the guarantee and the Mortgage) or such indebtedness could be subordinated to all other debts of the Company, CPPI or the Partnership. The voiding of any of such pledges or other security interests or any of such indebtedness could result in an event of default with respect to such indebtedness, which could result in acceleration thereof. In addition, the payment of interest and principal by the Company pursuant to the Notes or the payment of amounts by CPPI pursuant to the guarantee could be voided and be required to be returned to the Com-pany or CPPI, or to a fund for the benefit of the creditors of the Company or CPPI or to any judgment creditor referred to in clause (iv) above.

    Other Gaming Ventures. The Company may pursue opportunities to partici-pate in gaming outside Atlantic City. There can be no assurance that these opportunities will be realized by the Company, or that they will be success-ful if realized. The Company may cease pursuing additional gaming opportuni-ties at any time. The development of any significant new venture which re-quires the Company to make a substantial capital investment may require additional debt or equity financing. There can be no assurance that the cash flow generated by the operations of the Company or any other new venture will be sufficient to service any new debt which may be incurred in connec-tion therewith. In addition there can be no assurance that additional fi-nancing can be obtained on terms which are acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

    Restrictions on Payments to Holding Company. The Company is a holding company that operates the Claridge through CPPI and expects to operate any additional future business activities through similar subsidiaries. Divi-dends and other payments from CPPI and any other subsidiaries are expected to be the Company's only sources of cash to pay operating expenses, princi-pal of and interest on debt. Such payments may, under certain circumstances, be subject to regulatory restrictions. See "Business - Gaming Regulation and Licensing."

    Change of Control. Upon the occurrence of a Change of Control (as here-inafter defined) each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multi-ple thereof) of such holder's Notes pursuant to a Change of Control Offer (as hereinafter defined) at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. Due to its highly leveraged nature, the Company may not have adequate financial resources to purchase Notes tendered pursuant to a Change of Control Offer and there can be no assurance that the Company would be able to obtain such resources through a refinancing of the Notes to be purchased or otherwise. The inability of the Company to repurchase Notes tendered upon a Change of Control would constitute an Event of Default (as hereinafter defined) under the Indenture. See "Description of Notes."

    Market for the Notes. Although the Notes have been approved for listing on the New York Stock Exchange, there can be no assurance that an active public trading market in the Notes will in fact develop. If an active market for the Notes does not develop, purchasers may be unable to sell the Notes at the times and at the prices desired.

                              USE OF PROCEEDS

    The net proceeds from the sale of Notes offered hereby after deducting underwriting discounts and commissions and estimated expenses of this offer-ing are expected to be approximately $81 million. The Company intends to use the net proceeds from this offering (i) to repay in full its existing first mortgage bank debt in the principal amount of approximately $35 million, which bears interest at the prime rate of Marine Midland Bank, N.A. plus 4% per year and matures on December 31, 1996; (ii) to fund internal improve-ments intended to expand the Claridge's casino capacity by adding approxi-mately 6,000 square feet of casino space for up to 550 new slot machines, as well as a 6,600 square foot poker and simulcast area used for off-track pari-mutuel wagering, at an anticipated cost of approximately $14 million; and (iii) to use the balance of approximately $32 million for general corpo-rate purposes. Such general corporate purposes may include, but are not lim-ited to, (i) the acquisition of an adjacent land parcel and construction on that land of a self-parking garage facility which if successfully accomplished is expected to cost an aggregate of approximately $24 million;
(ii) the possible purchase of the Contingent Payment originally issued to Webb in 1989 and presently held by a trustee for the benefit of the United Way of Arizona (see "Business -1989 Restructuring"); and (iii) the poten-tial expansion of the Company's activities into emerging gaming markets.

                               CAPITALIZATION

    The following table sets forth the unaudited consolidated capitalization of the Company at September 30, 1993, and as adjusted to give effect to the sale of the Notes offered hereby and application of a portion of the net proceeds to repay in full the Company's existing first mortgage bank debt and to fund the construction of the internal improvements to expand the Cla-ridge's casino capacity, with the balance of the net proceeds retained as cash pending the uses outlined in "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements contained in this Prospectus and the information set forth under "Management's Discus-sion and Analysis of Financial Condition and Results of Operations."

                                                      At September 30, 1993
                                                      ----------------------
                                                       Actual   As Adjusted
                                                         ($ in thousands)

Cash and cash equivalents ..........................   $6,428     $38,036(1)
                                                      ========   ========
Current maturities of long-term debt ...............    3,530           -
                                                      ========   ========
Long-term debt (excluding current maturities)
    Existing bank debt .............................   31,312           -
    Notes offered hereby ...........................        -      85,000
                                                      -------     -------
      Total long-term debt .........................   31,312      85,000
Shareholders' Equity
    Common Stock, par value $.001, authorized and
      issued 5,062,500 shares ......................        5           5
    Additional paid-in capital .....................    5,048       5,048
    Accumulated earnings ...........................    9,124       9,124
      Total shareholders' equity ...................   14,177      14,177
                                                      -------     -------
Total capitalization ...............................  $45,489     $99,177
                                                      =======     =======
- ------------
(1) Adjusted to reflect funding of internal improvements intended to expand the Claridge's casino capacity at a cost of approximately $14 million.

                          SELECTED FINANCIAL DATA

    The selected consolidated financial data set forth below as of and for each of the Company's last five fiscal years have been derived from the Com-pany's audited consolidated financial statements. The selected consolidated financial data of the Company presented below as of and for the nine months ended September 30, 1992 and 1993 are derived from unaudited consolidated financial statements; however, in the opinion of the Company, all adjust-ments, consisting of normal recurring adjustments, necessary for a fair pre-sentation of the Company's financial position and results of operations for such periods have been included. The selected consolidated financial data set forth below are qualified in their entirety by, and should be read in conjunction with the information contained in this Prospectus under "Man-agement's Discussion and Analysis of Financial Condition and Results of Op-erations" and the consolidated financial statements, the notes thereto and other financial and statistical information included elsewhere in this Prospectus.

                                                                                     Nine Months
                                                Year Ended December 31,            Ended September 30,
                                       -----------------------------------------  --------------------
                                        1988     1989     1990     1991     1992      1992      1993
                                                              ($ in thousands)
Statement of Operations Data:
  Revenue:
    Casino ......................... $ 132,971 $128,641 $134,686 $135,406 $146,357 $113,622  $120,331
    Hotel, food, beverage & other ..    19,428   21,438   19,840   18,001   17,073   13,486    13,041
    Interest from Partnership ......    21,786   21,425   20,517   19,554   18,774   14,156    13,564
  Total net revenue ................   174,185  171,504  175,043  172,961  182,204  141,264   146,936
  Costs & expenses:
    Casino .........................    73,013   66,507   66,848   69,694   74,348   56,103    62,402
    Gaming taxes ...................    10,583   10,273   10,718   10,790   11,669    9,060     9,598
    Hotel, food, beverage & other ..    18,232   17,701   17,395   18,052   17,512   13,638    13,306
    General & administration .......    29,789   30,215   28,589   26,481   28,333   21,593    23,242
    Rent expense to Partnership(1) .    41,032   40,208   37,242   36,645   34,658   26,144    25,919
    Depreciation & amortization ....     3,976    1,667    1,524    1,274    1,321      957     1,063
    Interest expense ...............    19,872   19,175   14,552    6,344    4,240    3,306     3,165
                                       -------  -------  -------  -------  -------  -------   -------
  Total costs & expenses ...........   196,497  185,746  176,868  169,280  172,081  130,801   138,695
  Income (loss) before income taxes
    & extraordinary items ..........   (22,312) (14,242)  (1,825)   3,681   10,123   10,463     8,241
  Income tax expense ...............         -        -        -    1,500    4,075    4,185     3,296
  Extraordinary items, net of income
    taxes(2) .......................         -   69,023   39,480        -        -        -         -
                                       -------  -------  -------  -------  -------  -------   -------
  Net income (loss) ................  $(22,312) $54,781  $37,655   $2,181   $6,048   $6,278    $4,945
                                       =======  =======  =======  =======  =======  =======   =======

  Ratio of earnings to fixed
    charges(3) .....................     0.33x    0.56x    0.93x    1.20x    1.64x    1.87x     1.70x
Other Financial Data:
  Net Partnership Payments (4) .....         -        -   $9,370   $9,127  $10,489   $7,671    $8,157
  Adjusted EBITDA (5) ..............         -        -   22,585   20,197   21,523   19,480    16,785
  Capital expenditures(6) ..........     2,963    1,592    3,213    2,556    3,576    2,271     3,016
Pro Forma: (7)
  Interest expense(8) ..............         -        -   $9,994   $9,994   $9,994   $7,496    $7,496
  Ratio of Adjusted EBITDA to inter-
    est expense ....................         -        -     2.3x     2.0x     2.2x     2.6x      2.2x
  Ratio of Adjusted EBITDA less cap-
    ital expenditures to interest
    expense ........................         -        -      1.9      1.8      1.8      2.3       1.8

Ratio of total debt to Adjusted
  EBITDA ...........................         -        -      3.8      4.2      3.9        -         -
Balance sheet data (at period end):
  Cash and cash equivalents ........    $4,342   $4,609   $5,072   $4,638   $4,758   $6,523    $6,428
  Long-term receivables due from the
    Partnership(9) .................   148,526  141,095  134,547  128,025  121,713  123,339   116,391
  Total assets .....................   178,436  169,613  161,972  154,355  148,305  151,701   147,272
  Long-term debt (including current
    maturities) ....................   133,738  103,192   60,471   52,067   41,501   43,371    34,842
  Deferred rent due to the
    Partnership(10) ................    55,747   53,133   46,691   42,409   39,525   40,368    36,971
  Shareholders' equity (deficiency)    (91,433) (36,652)   1,003    3,184    9,232    9,462    14,177

                      NOTES TO SELECTED FINANCIAL DATA

 (1) For the years ended December 31, 1988, 1989, 1990, 1991 and 1992 and the nine months ended September 30, 1992 and 1993, $4.6 million, ($2.6) million, ($6.4) million, ($4.3) million, ($2.9) million, ($2.0) million and ($2.6) million, respectively, are attributable to the requirement under Statement of Financial Accounting Standards No. 13 to provide a level rent expense for those leases with escalating payments. See "Management's Discussion and Analysis of Financial Condition and Re-sults of Operations - Liquidity and Capital Resources."

 (2) For the years ended December 31, 1989 and December 31, 1990, extraordi-nary income items, net of income taxes, in the amounts of $69.0 million and $39.5 million, respectively, resulted from the restructuring of the Company's financial obligations. See "Business - 1989 Restructuring."

 (3) The ratio of earnings to fixed charges has been computed by dividing
     (i) income or loss before income taxes and extraordinary items plus in-terest expense and one-third of rent expense to the Partnership by (ii) interest expense and one-third of rent expense to the Partnership.

 (4) Net Partnership Payments represent CPPI's net cash outflow to the Part-nership, excluding FF&E Loans in accordance with the terms of the Wrap-around Mortgage, Operating Lease, Expansion Operating Lease and other agreements. See "The Company - Corporate Structure" for a discussion of the relationship between the Company, CPPI and the Partnership. Net Partnership Payments consist of amounts paid by CPPI to the Partnership in the form of Operating Lease and Expansion Operating Lease payments, net of abatements and deferrals, less the sum of amounts paid by the Partnership to CPPI in the form of (a) Wraparound Mortgage interest, net of discount; plus (b) Wraparound Mortgage principal; plus (c) fa-cilities and maintenance fees of $530,000 per year. The presentation is not applicable for the years ended December 31, 1988 and 1989.

 (5) EBITDA represents earnings before interest expense, income taxes, de-preciation, amortization, and other non-cash and extraordinary items. The Company has included information concerning EBITDA because it be-lieves that EBITDA may be used by certain investors and industry ana-lysts as one measure of the Company's historical ability to service its debt. EBITDA should not be considered as an alternative to, or more meaningful than, operating income or cash flow. Adjusted EBITDA is equal to EBITDA plus rent expense to the Partnership less interest in-come from the Partnership less Net Partnership Payments. The presenta-tion is not applicable for the years ended December 31, 1988 and 1989. The Company's ability to incur additional indebtedness will be restricted under the Indenture based on the ratio of Adjusted EBITDA to Adjusted Fixed Charges (primarily interest expense). See "Description of Notes - Certain Covenants - Incurrence of Indebtedness."

 (6) Capital expenditures are the Company's expenditures for gaming equip-ment and FF&E Loans made to the Partnership to fund their purchase of capital items.

 (7) The pro forma data gives effect to the sale of Notes offered hereby as-suming an interest rate of 11 1/4% and the repayment in full of the Company's existing first mortgage and revolving credit bank debt as if the transaction had occurred at the beginning of the respective periods presented. No effect has been given to earnings derived from investment of the net proceeds from this offering.

 (8) Interest expense does not include amortization of costs associated with the issuance of the Notes offered hereby.

 (9) Long-term receivable due from the Partnership under the Wraparound Mortgage. See Note 3 to the Company's consolidated financial statements contained in the Prospectus and "The Company - Corporate Structure - Mortgages."

(10) Deferred rent due to the Partnership is attributable to the requirement under Statement of Financial Accounting Standards No. 13 to provide a level rent expense for leases with escalating payments. See Note 12 to the Company's consolidated financial statements contained in this Prospectus.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The Claridge, originally constructed in 1929 as a hotel, was completely remodeled, at a cost of $138 million, and reopened in 1981 as a casino ho-tel; the Claridge was further expanded in 1986 at a cost of approximately $20 million. Financial difficulties principally due to the Company's highly leveraged position led to a restructuring in 1989 of the financial obliga-tions of the Company and CPPI. The restructuring resulted in (i) a reorgani-zation of the ownership interests in the Claridge; (ii) modifications of the rights and obligations of certain lenders; (iii) satisfaction and termina-tion of the obligations and commitments of Webb and DEWNJ under the original structure; (iv) modifications of the lease agreements between CPPI and the Partnership; and (v) the forgiveness by Webb of substantial indebtedness. As a result of the restructuring, an aggregate of $132 million of indebtedness was forgiven. The principal amount secured by the First Mortgage was reduced by approximately $15 million to approximately $74.5 million outstanding at June 16, 1989, and the Purchase Money Second Mortgage was subsequently can-celled upon satisfaction of certain conditions set forth in an agreement en-tered into at the time of the restructuring. In 1989, the Company reduced its expenses significantly, and refocused its operating and marketing strat-egy to target the middle market gaming patron who is more attracted by a smaller, more intimate and comfortable facility. As part of this strategy, the Company conducts extensive employee customer service training to support its claim of "Because Smaller is Friendlier." Management believes the Com-pany's operating and marketing strategy has been successful. The Company's Adjusted EBITDA was $22.6 million, $20.2 million, $21.5 million and $16.8 million in 1990, 1991, 1992 and the nine months ended September 30, 1993, respectively. In addition, the growth in the Company's total casino revenues improved from a level below those reportedly achieved by the Atlantic City casino industry as a whole in 1989 to a level above that reported for the industry in 1992 and the first nine months of 1993. The success of the Com-pany's operating and marketing strategy has enabled the Company to reduce significantly its First Mortgage bank debt from the principal amount of ap-proximately $74.5 million outstanding at June 16, 1989 to approximately $33.6 million at December 31, 1993.

Results of Operations

    Nine Months Ended September 30, 1993 Compared to Nine Months Ended Sep-tember 30, 1992

    The Company had net income of $4,945,000 for the nine months ended Sep-tember 30, 1993, compared to net income of $6,278,000 for the same period in 1992. Net income in 1992 was favorably affected by the reversal of progres-sive slot liability of $2,437,000, as further discussed below.

    For the nine months ended September 30, 1993, casino revenues (the dif-ference between amounts wagered by and paid to casino patrons) of $120,331,000 were 5.9% higher than the casino revenues of $113,622,000 re-ported for the nine months ended September 30, 1992. By comparison, reported casino revenues for all Atlantic City properties for the first nine months of 1993 increased 2.3% over revenues for the same period in 1992. Casino revenues for all Atlantic City properties, including the Claridge, were ad-versely affected by poor weather conditions in early 1993, most notably the March 13, 1993 storm, which covered portions of the Northeastern United States with over a foot of snow. During the same period, however, all Atlan-tic City properties benefitted from changes in New Jersey gaming regulations that for the first time permitted unlimited twenty-four hour gambling and authorized an increase in the percentage of casino floor space allocable to slot machines.

    The Claridge's table games revenues for the nine months ended September 30, 1993 were $31,681,000, an increase of 1.2% over table games revenues of $31,294,000 for the same period in 1992. This increase resulted from a 0.7% increase in table games drop (the amount of gaming chips purchased by pa-trons) compared to the same period in 1992, combined with a slight increase in the "hold" percentage (the ratio of house win to total drop). For At-lantic City properties generally, reported table games revenues for the first nine months of 1993 decreased 2.8% from the comparable period in 1992.

    For the nine months ended September 30, 1993, Claridge earned revenue from slot machines of $88,650,000, an increase of 7.7% over slot revenues for the first nine months of 1992. For Atlantic City properties generally, reported slot machine revenue for the nine months ended September 30, 1993 increased 5.0% over revenues for the comparable period of 1992. The Claridge offers promotional incentives through its direct marketing program to its customers selected from marketing analyses based on demographic models; coin incentives issued through the direct marketing program (including prospect-ing efforts) totalled $8,684,000 and $4,757,000 for the nine months ended September 30, 1993 and 1992, respectively. These coin incentives reflected an increased focus in 1993 on drive-in patrons, a target group management believes to have more profit potential. In addition, the Claridge offers cash incentives in the form of coin to play slot machines to patrons arriv-ing by bus. During the first nine months of 1993, 640,000 bus passengers were brought to the Claridge, and were issued $5,975,000 in coin incentives; in the same period in 1992, $7,376,000 in coin was issued to 710,000 bus passengers.

    Hotel and food and beverage revenues for the nine months ended September 30, 1993 were $23,079,000, a 2.6% decrease from revenues for the comparable period in 1992. Net of promotional allowances, hotel and food and beverage revenues for the first nine months of 1993 were similar to net revenues for the same period in 1992. Promotional allowances for the nine months ended September 30, 1993 were lower than in the comparable period in 1992 as a re-sult of eliminating food coupons from the bus program incentive packages. Hotel occupancy rates for the nine months ended September 30, 1993 and 1992 were 94.8% and 88.7%, respectively, while the average room rate was $69 for the first nine months of 1993, compared to $72 for the first nine months of 1992. The total number of covers (meals served) for the nine months ended September 30, 1993 was 1,352,000, an 11.3% increase over the same period in 1992.

    Total costs and expenses for the nine months ended September 30, 1993 were $138,695,000, a 6.0% increase over expenses for the same period in 1992 of $130,801,000. The increase is primarily evident in the casino operating expenses, due to the reversal of progressive slot jackpot liability in 1992 of $2,437,000, resulting from the removal of certain slot machines from the casino floor, as well as higher labor costs resulting from increased levels of business and extended gaming hours, and higher coin redemption and other marketing costs. In addition, general and administrative expenses increased as a result of increased payroll costs.

    For the nine months ended September 30, 1993, income tax expense of $3,296,000 was recorded.

    Year Ended December 31, 1992 Compared to Year Ended December 31, 1991

    The Company had net income of $6,048,000 for the year ended December 31, 1992, as compared to net income of $2,181,000 for the year ended December 31, 1991.

    Casino revenue was $146,357,000 for the year ended December 31, 1992, an 8.1% increase over 1991 casino revenues of $135,406,000, and an 8.7% increase over 1990 casino revenues of $134,686,000. For Atlantic City prop-erties generally, reported casino revenues for 1992 increased 7.5% over 1991 revenues. This favorable comparison can be attributed to the following fac-tors: 1991 revenues were unfavorably impacted by the Persian Gulf War in the first quarter of the year, as well as the depressed economic conditions in the northeast; 1992 revenues were favorably impacted by the commencement of unlimited twenty-four hour gaming in July, as well as improved economic con-ditions in the final quarter of the year. In addition, the NJCCC has enacted policies which have given casinos greater flexibility in running operations (i.e., an increase in the percentage of casino floor space allocable towards slot machines).

    For the year ended December 31, 1992, the Claridge's table games revenue was $40,758,000, a slight increase over 1991 table games revenue of $40,504,000. Table games drop, which represents the amount of gaming chips purchased by patrons, increased 1.0% to $276,036,000 in 1992 from $273,400,000 in 1991. The 1992 hold percentage was 14.8%, comparable to the hold percentage in 1991. For Atlantic City properties generally, table games revenues and drop decreased 3.4% and 2.3% respectively, as compared to 1991 figures. The Company believes this decrease is attributable in part to the industry's continued shift in focus from table games to slots.

    The Claridge's slot machine revenues for the year ended December 31, 1992 were $105,599,000, an 11.3% increase over 1991 slot machine revenues. For Atlantic City properties generally, reported slot machine revenues in-creased 14.2% over the comparable period in 1991. Coin issued to bus patrons for the year ended December 31, 1992 amounted to $8,816,000, compared to $9,352,000 in 1991. This decrease was due in part to the allocation of addi-tional coin distribution from the bus program to the direct marketing pro-gram, which offers promotional incentives to its customers based on their casino play. During 1992, $6,959,000 in coin was issued through this pro-gram, as compared to $4,615,000 in 1991.

    For the year ended December 31, 1992, hotel and food and beverage reve-nues, including promotional allowances, were $30,092,000, a decrease of 4.2% from 1991 revenues of $31,396,000. The decrease in revenues from 1991 was attributable to a reduction in covers (1,496,000 in 1992 as compared to 1,559,000 in 1991), offset by an increase in hotel occupancy (87% in 1992 as compared to 85% in 1991). The decrease in the number of covers from 1991 was due primarily to the elimination of food incentives issued to bus patrons in mid-1992. The average room rate in 1992 was $71, compared to $72 in 1991.

    Total costs and expenses increased 1.7% to $172,081,000 for the year ended December 31, 1992 compared to expenses of $169,280,000 for the compa-rable period in 1991 due primarily to increased casino expenses relating to unlimited, twenty-four hour gaming, as well as the increased distribution of coin incentives. Casino expenses were reduced somewhat due to the elimina-tion of $2.4 million of progressive slot liability, resulting from the re-moval of certain progressive slot machines in September, 1992. In addition, general and administrative expenses for 1992 of $25,026,000 were 10.6% over 1991 expenses, primarily due to increases in payroll costs, legal and pro-fessional fees relating to the negotiation of union contract renewals, and costs associated with rejoining the Atlantic City Casino Association. Inter-est expense for the year ended December 31, 1992 of $4,240,000 decreased 33.2% from 1991 due to the reduction in the average outstanding principal balance, as well as a lower prime interest rate in effect through 1992.

    As a result of the income earned for the year ended December 31, 1992, income tax expense of $4,075,000 was recorded.

    Year Ended December 31, 1991 Compared to Year Ended December 31, 1990

    For the year ended December 31, 1991, the Company had net income of $2,181,000, as compared to losses before extraordinary items of $1,825,000 and $14,242,000 for the years ended December 31, 1990 and 1989, respectively. In 1990, the Company recorded extraordinary income of $39,480,000, net of income taxes, resulting from the cancellation and re-lease of the Purchase Money Second Mortgage.

    Casino revenues for the year ended December 31, 1991 were $135,406,000, a 0.5% increase over 1990 casino revenues of $134,686,000, and 5.3% higher than 1989 revenues of $128,641,000. For Atlantic City casinos generally, re-ported casino revenues for 1991 were 1.3% higher than 1990 revenues; however excluding casino revenues earned by the Taj Mahal casino, which opened its 120,000 square foot casino on April 2, 1990, citywide casino revenues actu-ally decreased 1.5% from 1990 levels. For Atlantic City casinos generally, reported casino revenues for 1991 were unfavorably affected by the Persian Gulf War in the first quarter of the year, as well as the continued effects of the depressed economic conditions in the Northeast throughout the year. However, casino revenues in the second half of 1991 were strengthened in part by the addition of twenty-four hour gaming weekends, holidays, and spe-cial events, beginning with the Fourth of July weekend.

    The Claridge's table games revenues for the year ended December 31, 1991 were $40,504,000, an 11.6% decrease from 1990 table games revenue of $45,852,000. Table games drop for 1991 was $273.4 million, a decrease of 14.0% from 1990 levels. The 1991 hold percentage of 14.8% was slightly higher than the 1990 hold percentage of 14.4%. For Atlantic City gaming properties as a group, reported table games activity for 1991 also reflected decreases from 1990 levels, including an 8.7% decrease in table games drop and a 7.1% decrease in table games revenue. Excluding the Taj Mahal, for At-lantic City gaming properties as a group, reported table games revenue for 1991 decreased 11.1% from 1990 levels.

    For the year ended December 31, 1991, the Claridge's slot machine reve-nues were $94,902,000, an increase of 6.8% over 1990 slot machine revenues. For Atlantic City gaming properties as a group, reported slot revenues for 1991 increased 7.3% over 1990 levels; excluding Taj Mahal, citywide slot revenues increased 5.1% over 1990 revenues. For the year ended December 31, 1991, coins issued to bus patrons amounted to $9,352,000, as compared to $11,289,000 in 1990. This decrease was attributable to a reduction in the number of bus passengers brought to the Claridge, as well as the allocation of additional coin to the direct marketing program, as compared to $2,677,000 in 1990.

    CPPI's 1991 hotel and food and beverage revenues, including promotional allowances, were $31,396,000, a decrease of approximately 6% from 1990 reve-nues of $33,332,000, due to reductions in hotel occupancy (85% in 1991, com-pared to 87% in 1990), average room rates ($72 in 1991 versus $74 in 1990), and in the number of meals served (1,559,000 in 1991 as compared to 1,660,000 in 1990).

    Total costs and expenses for the year ended December 31, 1991 of $169,280,000 decreased 4.3% from 1990 expenses of $176,868,000, due prima-
rily to the reduction in interest expense attributable in part to the can-cellation of the Purchase Money Second Mortgage as part of a restructuring. In addition, interest expense on the First Mortgage has decreased due to the reduction in the average outstanding principal balance, as well as a lower prime interest rate in effect throughout 1991. Casino expenses for 1991 of $69,694,000 increased 4.3% over 1990 expenses due in part to higher casino regulatory fees, as well as increased costs associated with the expanded di-rect marketing program. General and administrative expenses in 1991 of $22,621,000 were approximately 6% lower than 1990 expenses, due in part to lower advertising costs, as well as a decrease in administrative payroll costs resulting from reductions in staffing levels in late 1990.

    As a result of the income earned for the year ended December 31, 1991, income tax expense of $1,500,000 was recorded.

Liquidity and Capital Resources

    The Company completed an extensive restructuring in 1989, which, among other things, reduced total liabilities by $132 million to approximately $74.5 million. Since that time, the Company's operating results have been sufficient to permit it to pay down outstanding debt through December 31, 1993 by $40.9 million. However, the terms of the Company's existing bank credit facility impose very significant constraints on the Company. In par-ticular, the facility effectively prevents the Company from accumulating funds with which to make desired capital requirements because the terms of the facility require excess cash flow to be applied to prepayment of princi-pal. The Company believes that by completing this offering it will substan-tially enhance its liquidity and improve its access to capital by eliminat-ing the onerous constraints imposed by its bank financing while at the same time realizing substantial net proceeds which can be effectively deployed on several planned projects designed to enhance the Company's operations and profitability.

    The Company expects to use the net proceeds of the offering to repay in full its existing first mortgage bank debt in the principal amount of ap-proximately $35 million, to fund internal improvements intended to expand the Claridge's casino capacity, at an anticipated cost of approximately $14 million, and to use the balance of approximately $32 million for general corporate purposes, which may include among other things (i) the acquisition of a land parcel adjacent to the Claridge's existing Atlantic City facility and construction on that land of a self-parking garage facility which if successfully accomplished is expected to cost an aggregate of approximately $24 million; (ii) the possible purchase of an obligation issued by the Com-pany and held by a trustee for the benefit of the United Way of Arizona; and
(iii) the potential expansion of the Company's activities into emerging gam-ing markets. In addition to financing the activities described above, the other capital requirements anticipated by the Company are (i) the accumula-tion of a cash reserve sufficient to repay the principal amount of the Notes at their maturity and (ii) the funding of a transaction to unify the owner-ship of the Hotel Assets and the Casino Assets, thereby enabling the Company to simplify its corporate structure, significantly increase its cash flow due to the elimination of its lease obligations, and have greater access to capital. However, such a transaction would require the approval of the lim-ited partners of the Partnership, most of whom are shareholders of the Com-pany, and the Indenture will contain certain restrictions on the ability of the Company to consummate such a transaction. See "Description of Notes - Certain Covenants - Transactions with the Partnership; Unification Transac-tion." Although the Company is not presently pursuing such a transaction with the Partnership (and there is no assurance it will in fact do so), it anticipates that any such transaction would require a substantial cash pay-ment to the limited partners in the Partnership which would enable them to meet some or all of the large tax liability each of them would incur in any such transaction. Any such transaction would also result in a substantial tax liability for the Company, presently expected to be in the range of $17 million to $25 million. Therefore, because it is unlikely that CPPI would receive any cash in connection with such a transaction with which to pay such tax liability, it is unlikely that such a transaction would be consum-mated, unless the Company believed at the time that its liquid resources would be sufficient to discharge that tax liability and its other obliga-tions, including its obligations to pay principal and interest to the hold-ers of Notes. Although it is possible that the Company's future activities (particularly any gaming ventures outside of Atlantic City in which the Com-pany may participate) may require external financing, the Company presently expects that the net proceeds from this offering, together with cash flows generated from its operations, will be sufficient to meet the Company's presently foreseeable capital requirements.

    Under New Jersey gaming law the Company must apply at least every two years to the NJCCC for relicensing. Among the factors considered by the NJCCC in connection with those applications is the financial viability and liquidity of the Company. In the past, the NJCCC has required the Company to enhance its liquidity by having available a working capital line of credit of not less than $7,500,000. Based on this experience, the Company expects that in the future it will be required either to retain liquid reserves in the amount of not less than $7,500,000, or to obtain a working capital line of credit in that amount.

    Upon the closing of the restructuring on June 16, 1989, the principal amount of the First Mortgage was reduced by approximately $15 million and the principal payment schedule was modified. The modification of principal payments on the First Mortgage under the terms of the Restructuring Agree-ment was sufficient, however, only to permit the Company to demonstrate to the NJCCC that the Company would remain financially viable for the one year licensing renewal effective October 1988. As a result, in connection with the two-year renewals of the casino license for the Company in 1989, 1991 and 1993, it was necessary for the Company to negotiate further modifica-tions of the principal payment schedule under the First Mortgage. In connec-tion with the 1993 relicensing, the first mortgage lenders agreed for the first time to modify the principal payment schedule beyond the two-year re-licensing period. On September 22, 1993, CPPI was issued a two-year casino license effective September 30, 1993 and expiring September 30, 1995.

    At September 30, 1993, the Company had a working capital deficit of $15,687,000 as compared to a working capital deficit of $13,915,000 at De-cember 31, 1992. The increase in the working capital deficit is primarily attributable to an increase in accounts payable of $1,412,000, an increase in accrued federal income tax of $1,422,000, and an increase in the current installments of long-term debt of $2,330,000, partially offset by an increase in cash and cash equivalents of $1,670,000, an increase in prepaid expenses of $555,000, an increase in accounts receivable of $442,000, and a decrease in revolving credit line borrowing of $1,000,000. The working capi-tal deficiency at September 30, 1992 was $13,844,000. Current liabilities at September 30, 1993 and December 31, 1992 included deferred rental payments of $15,078,000, and the $3.6 million loan from the Partnership plus accrued interest thereon of $1,854,000 at September 30, 1993 and $1,530,000 at De-cember 31, 1992. The deferred rental payments and the $3.6 million loan will only be payable upon (i) a sale or refinancing of the Claridge; (ii) full or partial satisfaction of the Wraparound Mortgage; and (iii) full satisfaction of any first mortgage then in place. The issuance and sale of the Notes of-fered hereby and any further refinancings of the Mortgage that will secure the Notes will not by themselves cause these amounts to become payable pur-suant to that provision. If these amounts were not included in current lia-bilities, the Company's working capital surplus at September 30, 1993 and December 31, 1992 would have been $4,845,000 and $6,293,000, respectively.

    CPPI is obligated under its Operating Lease with the Partnership to lend the Partnership, at an annual interest rate of 14%, any amounts necessary to fund the cost of furniture, fixtures and equipment replacements. The Wrap-around Mortgage, granted by the Partnership to CPPI, by its terms may secure up to $25 million of additional borrowings by the Partnership from CPPI to finance the replacements of furniture, fixtures and equipment, facility maintenance, and engineering shortfalls. For the nine months ended September 30, 1993, CPPI loaned to the Partnership approximately $1,694,000 to fund the cost of furniture, fixtures and equipment replacements. In addition, the Company expended $1,272,000 for gaming assets during the first nine months of 1993. The advances to the Partnership are in the form of FF&E Loans and are secured by the Hotel Assets. One half of the principal is due on the 48th month following advance, with the remaining balance due on the 60th month following the date of issuance. In the Indenture, the Company will agree to use not less than $8 million from the net proceeds of this offering to finance internal improvements to the Claridge which will be funded through additional FF&E Loans. In connection therewith, the Wraparound Mort-gage Loan agreement as well as the Operating Lease and the Expansion Operat-ing Lease will be amended to provide that the principal on these additional FF&E Loans will be payable at final maturity of the Wraparound Mortgage. CPPI is obligated to pay as additional rent to the Partnership the debt ser-vice on the FF&E Loans. During the nine months ended September 30, 1993, $1,561,000 was paid as additional rent for debt service pursuant to the FF&E Loans.

    The Wraparound Mortgage requires monthly principal payments to be made by the Partnership to CPPI, commencing in the year 1988 and continuing through the year 1998, in escalating amounts totalling $80 million. That mortgage, which will mature on September 30, 2000, bears interest at an an-nual rate equal to 14% with the deferral until maturity of $20 million of certain interest payments which accrued between 1983 and 1988. In addition, in 1986 the principal amount secured by the Wraparound Mortgage was increased to provide the Partnership with funding for the construction of an expansion improvement, which resulted in approximately 10,000 square feet of additional casino space and a 3,600 square foot lounge. Effective August 28, 1986, the Partnership commenced making level monthly payments of principal and interest calculated to provide for the repayment in full of the princi-pal balance of this increase in the Wraparound Mortgage by September 30, 1998. Under the terms of the Wraparound Mortgage, CPPI is not permitted to foreclose on the Wraparound Mortgage and take ownership of the Hotel Assets so long as a senior mortgage (such as the Mortgage that will secure the Notes) is outstanding. The balance outstanding on the Wraparound Mortgage at September 30, 1993 (including the outstanding FF&E Loans and the $20 million of deferred interest) was $139.1 million.

    The Hotel Assets are owned by the Partnership and leased by the Partner-ship to CPPI, under the terms of the Operating Lease originally entered into on October 31, 1983, and the Expansion Operating Lease, which covered the expansion improvements made to the Claridge in 1986. The initial terms of both leases are scheduled to expire on September 30, 1998 and each lease provides for three 10-year renewal options at the election of CPPI. The Op-erating Lease requires basic rental payments to be made in equal monthly in-stallments escalating annually up to $41,775,000 in 1997, and $32,531,000 for the remainder of the initial lease term. Prior to the Company's 1989 re-structuring, basic rent expense (recognized on a leveled basis in accordance with Statement of Financial Accounting Standards No. 13), was $31,902,000 per year. Therefore, in the early years of the lease term, required cash payments under the Operating Lease (not including the Expansion Operating Lease) were significantly lower than the related expense recognized for fi-nancial reporting purposes. Rental payments under the Expansion Operating Lease are adjusted annually based on a Consumer Price Index with any increase not to exceed two percent per year. Pursuant to the Restructuring Agreement, the Operating Lease and the Expansion Operating Lease were amended to provide for the abatement of $38.8 million of basic rent payable through 1998 and the deferral of $15.1 million of rental payments, thereby reducing the Partnership's cash flow to an amount estimated to be necessary only to meet the Partnership's cash requirements. Effective on completion of the 1989 restructuring, lease expense recognized on a level basis was re-duced prospectively, based on a revised schedule of rent leveling based on the agreed rental abatements. At September 30, 1993, the Company had accrued the maximum amount of $15.1 million of deferred rent liability under the lease arrangements. The deferred rent liability will become payable (i) upon a sale or refinancing of the Claridge; (ii) upon full or partial satisfac-tion of the Wraparound Mortgage; and (iii) upon full satisfaction of any first mortgage then in place. The issuance and sale of the Notes offered hereby and any future refinancings of the Mortgage that will secure the Notes will not by themselves cause the deferred rent liability to become payable pursuant to that provision. Also as of September 30, 1993, $12.6 million of basic rent had been abated. The remaining $26.2 million of avail-able abatement is expected to be fully utilized by the fourth quarter of 1996. Because the initial term of the Operating Lease continues through Sep-tember 30, 1998, rental payments after the $38.8 million abatement is fully utilized will increase substantially to approximately $41.8 million in 1997, as compared to $31.2 million (net of abatement) in 1996. However, if CPPI exercises its option to extend the term of the Operating Lease, basic rent during the renewal term will be calculated pursuant to a formula with annual basic rent not to be more than $29.5 million or less than $24 million for the twelve months commencing October 1, 1998, and, subsequently, not to be greater than 10% more than the basic rent for the immediately preceding lease year in each lease year thereafter. If CPPI exercises its option to extend the term of the Expansion Operating Lease, basic rent also will be calculated pursuant to a formula with annual basic rent not to be more than $3 million or less than $2.5 million for the twelve months commencing Octo-ber 1, 1998, and, subsequently, not to be greater than 10% more than the ba-sic rent for the immediately preceding lease year in each lease year there-after. If the term of both leases is extended under their renewal options, the aggregate basic rent payable during the initial years of renewal term will be significantly below the 1997 level.

    In February 1992, the Financial Accounting Standards Board issued State-ment No. 109, "Accounting for Income Taxes." Statement No. 109 requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and li-ability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

    Effective January 1, 1993, the Company adopted Statement No. 109 on a prospective basis. There is no effect on the Company's statement of opera-tions for the nine month period ended September 30, 1993 as a result of the adoption of Statement No. 109.

    No valuation allowance has been provided on deferred tax assets since management believes that it is more likely than not that such assets will be realized through the reversal of existing deferred tax liabilities and fu-ture taxable income.

    The effective tax rate and components of income tax expense at September 30, 1993 did not change significantly from that at December 31, 1992.

                                  BUSINESS

General

    The Company, through its wholly-owned subsidiary, CPPI, operates the Claridge. The Claridge, located in the Boardwalk casino section of Atlantic City, New Jersey, is a 26-story building that contains the Company's casino and hotel facilities. The Claridge's casino consists of approximately 43,600 square feet of casino space on three main levels with various adjacent mez-zanine levels. The casino contains approximately 1,370 slot machines and 67 table games, including 44 blackjack tables, ten craps tables, six roulette tables, two mini-baccarat tables, one baccarat table, one big six wheel, one red dog table, one sic bo table and one pai gow poker table. The hotel with related amenities consists of 501 guest rooms (including 66 two- and three-room suites, 26 specialty suites and four tower penthouse suites), five res-taurants, a snack shop, a buffet area, three lounges, a private player's club, a 600-seat theater, meeting rooms and convention facilities, a gift shop, a beauty salon and a health club with an indoor swimming pool. The Company intends to use part of the proceeds from this offering to fund an expansion of the Claridge's casino. This casino expansion, which is sched-uled for completion in the summer of 1994, will add approximately 6,000 square feet of casino space for up to 550 new slot machines, as well as a 6,600 square foot poker and simulcast area used for off-track pari-mutuel wagering. The additional casino space and slot machines are expected to pro-mote a higher volume of traffic with an emphasis on slot play. The addition of a poker and simulcast area is intended to take advantage of recent changes in gaming regulations which now permit Atlantic City casinos to of-fer those gaming options.

    The Company's operating and marketing strategy is based on its "Because Smaller is Friendlier" advertising campaign, designed to capitalize on the Claridge's unique physical facility, which the Company believes retains an atmosphere of Atlantic City's former grandeur, and on the Claridge's size relative to the larger Atlantic City casinos. By emphasizing an environment intended to be intimate, friendly and service-oriented, the Claridge targets a different market niche from the majority of its Atlantic City competitors. As part of its strategy, the Company focuses on customer service in order to generate customer loyalty and satisfaction. The Company believes that this operating and marketing strategy, which was adopted in 1989, has been suc-cessful as evidenced by its strong operating results since that time. The Company's Adjusted EBITDA was $22.6 million, $20.2 million, $21.5 million and $16.8 million in 1990, 1991, 1992 and the nine months ended September 30, 1993, respectively. In addition, the growth in the Company's total ca-sino revenues improved from a level below those reportedly achieved by the Atlantic City casino industry as a whole in 1989 to a level above that re-ported for the industry in 1992 and the first nine months of 1993. The suc-cess of the Company's operating and marketing strategy enabled the Company to reduce significantly its First Mortgage bank debt from the principal amount of approximately $74.5 million outstanding at June 16, 1989 to ap-proximately $33.6 million at December 31, 1993. The Company intends to im-prove its operating results further by expanding its casino capacity as de-scribed above. The Company also is pursuing the potential addition of a self-parking garage, which would complement its existing valet operation and is designed to increase casino play by attracting more drive-in customers to the Claridge. See "Use of Proceeds."

    Built in 1929 as a hotel, the Claridge was remodeled at a cost of ap-proximately $138 million prior to its reopening as a casino hotel in 1981. The Claridge was further renovated and expanded in 1986 at a cost of approx-imately $20 million. Since 1991 the Claridge's exterior, lobby and other public areas have been completely refurbished. The Claridge currently is in the process of redecorating all of its guest rooms and has completed the re-decoration of over 100 rooms, with the remainder scheduled for completion by 1995. Approximately $10 million is spent annually on facility maintenance, and approximately $3 million has been spent annually on capital improvements including the acquisition of new gaming equipment.

    The Company currently expects that, while it will continue to seek to enhance the value of the Claridge, it will also actively seek to utilize the Company's extensive gaming management experience to expand and diversify its activities within the United States gaming industry, particularly in emerg-ing gaming markets. The Company previously has explored opportunities for gaming-related activities outside Atlantic City, and expects to continue such efforts. See "Business - Expansion Plans."

Business and Marketing Strategy

    The Claridge has positioned itself as the "smaller, friendlier" alter-native to the other Atlantic City casinos. This strategy, implemented in 1989, is designed to capitalize on the Claridge's unique physical facility, which the Company believes retains an atmosphere of Atlantic City's former grandeur, and on the Claridge's size relative to the larger Atlantic City casinos.

    By emphasizing an environment that is intimate, friendly and service-oriented, the Claridge targets a market niche different than that of a ma-jority of its competitors. The Claridge seeks to attract and retain as cus-tomers the player whose wagering, while significant, is below the high-wagering of patrons targeted by several of the other larger Atlantic City casinos. The Claridge's typical patron wagers less on credit and war-rants fewer complimentaries than the higher wagering player. The majority of the Claridge's casino revenue is generated by slot machine play. In 1992, 72% of the Claridge's casino revenue came from slot play as compared to 66% reported for all Atlantic City properties. For the nine months ended Septem-ber 30, 1993, the respective percentages for slot play revenue were 74% for the Claridge and 67% for all Atlantic City properties.

    The Claridge's positioning statement "Because Smaller is Friendlier" conveys the Company's operating and marketing strategy. In order to assure that the advertising campaign is fulfilled, all Claridge employees are edu-cated in the Company's "Winning Ways" guest care training program, which emphasizes courteous, customized service.

    In common with other Atlantic City casinos, the Claridge operates a di-rect marketing program. Through this program, customer loyalty is encouraged with incentives including gifts, coupons for coins and services, and compli-mentaries. A sophisticated computer database marketing system is utilized to identify prospective customers, track customers who meet the Company's tar-get profile, and analyze the effectiveness of promotional activities. Infor-mation for this database is compiled through a customer's use of a Compcard Gold rating card provided by the Claridge. All Claridge customers are en-couraged to request a Compcard Gold rating card and to use it when playing at table games and slot machines. Use of the Compcard Gold rating card pro-vides the Claridge with data on the level, style and duration of casino play of its customers.

    In 1992, approximately 80% of the amounts wagered at the Claridge's ta-ble games and approximately 49% of the amounts wagered at the Claridge's slot machines were wagered by players who used the "Compcard Gold" rating card. The database derived from use of the "Compcard Gold" rating card furnishes the Company with a powerful marketing tool. In mid-1993, the data-base contained approximately 360,000 profiles on active customers. This da-tabase allows the Claridge to target identified players with incentives. In-centives are tailored to the identified player's potential for future play, thus assuring that direct marketing expenditures are spent effectively. Ad-ditionally, through analysis of demographic and other information contained in the "Compcard Gold" database, the value of customers with certain char-acteristics can be assessed and used as a basis for identifying prospective customers.

    The Claridge, as do all other Atlantic City casinos, maintains a bus program. Customers arriving by bus generally stay in Atlantic City six to eight hours before returning home. Bus customers are given coupons for coins and/or other services. The Company continually monitors the incentives of-fered to bus customers by other Atlantic City casinos to assure that the Claridge's offerings are attractive.

    Management believes that the Company's operating and marketing strategy, implemented in 1989, has been successful. The Company's annual casino reve-nue increases were comparable with the Atlantic City casino industry increases for 1990 and 1991, and surpassed the industry increases in 1992 and the first nine months of 1993. As shown in the table below, the Claridge's casino revenue growth of 8.1% for 1992 and 5.9% for the first nine months of 1993 exceeded total reported revenue growth of all Atlantic City casinos for those periods. The Claridge's average monthly casino reve-nue per square foot also shows improvement, increasing to $280 in 1992 and $307 in the first nine months of 1993. The Claridge's average daily slot win per machine also reflects continued improvement, increasing from 80% of the reported Atlantic City average in 1991 to 82% in 1992 and to 91% in the first nine months of 1993. Management believes that, if successful in at-tracting more drive-in customers to the Claridge by adding a self-parking garage, the Claridge's average daily slot win per machine will improve fur-ther.

                                GAMING DATA(1)
                   ($ in thousands, except average data)

                                                                                           Nine Months
                                              Years Ended December 31,                 Ended September 30,
                               ----------------------------------------------------   ---------------------
                                  1988       1989       1990       1991       1992       1992       1993
Atlantic City Slot Revenue ... $1,493,578 $1,577,187 $1,724,326 $1,851,069 $2,113,803 $1,627,474 $1,708,950
Atlantic City Table Revenue ..  1,241,189  1,229,801  1,227,257  1,140,492  1,102,166    848,496    825,088
                               ---------- ---------- ---------- ---------- ---------- ---------- ----------
Atlantic City Total Casino
  Revenue..................... $2,734,767 $2,806,988 $2,951,583 $2,991,561 $3,215,969 $2,475,970 $2,534,038
Atlantic City Casino Revenue
  Growth......................      10.4%       2.6%       5.2%       1.4%       7.5%       7.8%       2.3%

Claridge Slot Revenue ........    $77,829    $79,809    $88,834    $94,902   $105,600    $82,328    $88,650
Claridge Table Revenue .......     55,142     48,832     45,851     40,504     40,758     31,294     31,681
                               ---------- ---------- ---------- ---------- ---------- ---------- ----------
Claridge Total Casino Revenue.   $132,971   $128,641   $134,685   $135,406   $146,358   $113,622   $120,331
Claridge Casino Revenue
  Growth......................       7.1%       (3.3)%     4.7%       0.5%       8.1%      10.9%       5.9%

Average Casino Square Footage:
  Atlantic City...............    675,750    668,583    697,637    772,490    776,734    775,911    780,596
  Claridge....................     43,054     43,054     43,030     43,579     43,579     43,579     43,579

Average Monthly Casino
  Revenue per Square Foot:
  Atlantic City ..............       $337       $350       $353       $323       $345       $355       $361
  Claridge ...................        257        249        261        259        280        290        307
Average Number of Slot
  Machines:
  Atlantic City ..............     18,816     18,661     20,367     21,318     22,241     22,083     23,734
  Claridge ...................      1,244      1,237      1,253      1,364      1,354      1,367      1,356
Average Daily Slot Win per
  Machine:
  Atlantic City ..............       $217       $232       $232       $238       $260       $269       $264
  Claridge ...................        171        177        194        191        213        220        239
Average Number of Table Games:
  Atlantic City ..............      1,305      1,244      1,313      1,226      1,193      1,208      1,164
  Claridge ...................         78         75         73         66         66         66         67
Average Daily Win per Table
  Game:
  Atlantic City...............     $2,606     $2,708     $2,561     $2,549     $2,531     $2,563     $2,596
  Claridge ...................      1,937      1,784      1,721      1,681      1,687      1,730      1,732

- ------------

(1) Atlantic City gaming industry data has been compiled from published in-formation filed by Atlantic City gaming licensees with the NJCCC.

Expansion Plans

    In furtherance of the Company's business strategy, the Company intends to expand the Claridge's casino capacity to add casino space for additional slot machines and a poker and simulcast area used for off-track pari-mutuel wagering. The expansion, which will be financed with approximately $14 mil-lion of the proceeds of this offering, will be designed to ensure that the Claridge's unique "smaller, friendlier" niche atmosphere is preserved.

    The Company's management believes that the Claridge is capacity-constrained, particularly during the summer season and on busy weekends. The planned casino expansion is expected to provide an opportunity for substantial incremental profit by allowing the Claridge to better accom-modate its customers during these peak times, and permitting it to increase traffic during non-peak periods. The expansion would add approximately 6,000 square feet of casino space for up to 550 slot machines, along with the poker and simulcast area. In connection with this casino expansion, certain of the Claridge's restaurant and kitchen facilities will be relocated and enlarged.

    Recent regulatory changes permit Atlantic City casinos to offer poker and simulcasting. The addition of a poker and simulcast area will enable the Claridge to provide its patrons with a competitive mix of gaming options. Management believes that all Atlantic City casinos have taken or will take advantage of these regulatory changes.

    The Company believes that the addition of a self-parking garage would further enhance the Claridge's competitiveness and operating results by at-tracting more drive-in customers to the Claridge. Presently, the Claridge's parking facilities consist of a valet-parking garage and an outdoor self-parking lot. The self-parking garage would be linked to the Claridge's ex-panded casino by a fully enclosed above-ground walkway. The Company will seek to acquire one or more adjacent lots with a view to constructing this facility at a total cost (inclusive of land acquisition and construction ex-penses) of approximately $24 million. The Company has reached an agreement in principal to acquire an option to purchase an adjacent lot. However, the Company has not yet entered into any definitive agreement in this regard.

    The Company's management believes that the development of the U.S. gam-ing industry outside the traditional centers of Atlantic City and Nevada has created new opportunities while at the same time increasing the exposure to possible competition. The Company previously has explored opportunities for gaming-related activities outside Atlantic City, and expects to continue such efforts. The Company presently has no definitive agreements or arrange-ments for this type of activity.

Market

    Competition in the Atlantic City casino-hotel market is intense. At the present time, 12 casino-hotels are operating in Atlantic City, most of which are larger and newer than the Claridge, and may have greater access to capi-tal and resources.

    The primary markets for Atlantic City casino patrons are New York City, New Jersey and Philadelphia, together with the secondary markets of central Pennsylvania, Delaware, Baltimore and Washington, D.C. Many of the Atlantic City casino patrons arrive by bus and stay for approximately six hours. Com-petitive factors in Atlantic City require the payment of cash incentives in the form of coins to play slot machines and coupons for use toward the price of meals to patrons arriving under bus programs sponsored by the casino op-erators. In 1992, 9.4 million casino patrons arrived in Atlantic City by bus. Casinos also offer coin incentives to their drive-in customers based on their casino play. In recent years competition for, and incentives offered to, drive-in customers have increased significantly. Although the Claridge offers similar promotional incentives to attract customers, it is at a dis-tinct disadvantage since it remains the only casino without a public self-parking facility. As a result, the Company is pursuing the potential addi-tion of a self-parking garage. See "Use of Proceeds."

    All casinos in Atlantic City are part of hotels which offer dining, en-tertainment and other guest facilities. Competition among casino facilities is based primarily on such factors as promotional allowances; advertising; the attractiveness of the casino area; service; quality and price of rooms, food and beverage; restaurant, convention and parking facilities; and enter-tainment. The Atlantic City business is seasonal with the highest level of activity occurring during the summer months and the lowest level of activity during the winter months.

    Competition in Atlantic City also extends to the employment market. The NJCCC has promulgated regulations which require staffing levels at Atlantic City casinos which are sharply higher than those for casino-hotels in Ne-vada. All of CPPI's casino employees must be licensed under the New Jersey Casino Control Act (the "Casino Control Act"). Casino employees and sup-port personnel are subject to more stringent requirements than non-casino employees. Non-casino employees need only be registered with the NJCCC, while each casino employee must meet applicable standards pertaining to such matters as financial responsibility, good character, ability, casino train-ing and experience. Partly as a result of such requirements, there is in-tense competition for experienced casino employees in Atlantic City. Diffi-culties in hiring personnel licensed by the NJCCC have elevated labor costs and licensed personnel often leave their current positions for higher paying jobs in other casinos. In addition, competition for experienced casino man-agement personnel has increased as a result of the expansion of casino and other gaming revenues into other jurisdictions.

    In 1992, the gaming industry continued its rapid expansion, and some form of casino gambling is now authorized in 22 states. The most significant growth has occurred in the riverboat and Indian land gaming segments. To date, casino riverboat operations have commenced in Illinois, Iowa and Mis-sissippi; have been legalized in Indiana, Louisiana and Missouri; and gaming legalization initiatives are pending in other states, including Connecticut, New York, Pennsylvania and Virginia. In addition, under the Indian Gaming Regulatory Act of 1988, unrestricted gaming is permitted on Indian land in any state that already allows similar gaming. (For example, if the state al-lows charitable gaming for non-profit organizations, then Indians can run similar operations on their land for profit.) Indian gaming is currently au-thorized in 18 states including California, Connecticut, Michigan, Minnesota and New York. There also are efforts by Indian groups to negotiate gaming compacts in other states. A number of commentators believe legalization of at least limited forms of gambling in Philadelphia in the relatively near future is a significant possibility. Management believes that the effect, if any, on Atlantic City casinos and on the Claridge of legalized gambling in Philadelphia will depend upon the form and scope of such gambling.

    On February 15, 1992, the Foxwoods High Stakes Casino and Bingo Hall ("Foxwoods"), operated by the Mashantucket Pequot Indian tribe in Ledyard, Connecticut, commenced operations. In addition to offering the table games found in Atlantic City, Foxwoods offers bingo rooms. In January 1993, ap-proval was granted by the Connecticut government for Foxwoods to offer slot machines. Foxwoods is the largest casino in the United States and contains approximately 3,150 slot machines with the number of slot machines expected to increase to over 4,000 in the near future. A 300-room hotel, as well as a 1500-seat theater, recently were added. The continued expansion of casino gaming, lotteries, including video lottery terminals (VLTs), and offtrack betting in nearby states could have a negative effect on the Atlantic City market.

Gaming Regulation and Licensing

    General. The operations of the Company are subject to extensive regula-tion by the State of New Jersey and local governmental authorities in New Jersey. Such regulations impose restrictions on the Company's operations in New Jersey, including, among other things, restrictions on the manner of op-eration of the Company's casino, licensing of officers, directors and cer-tain key employees, and the submission of extensive financial and operating reports. Although the Company believes that it is in substantial compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future which could make compliance much more difficult or expensive, restrict the Company's ability to attract investors or lenders, or otherwise adversely affect the business or prospects of the Company.

    The Company also is evaluating gaming opportunities outside the state of New Jersey. If the Company enters new gaming jurisdictions, the Company will be required to comply with additional gaming regulations.

    The New Jersey Casino Control Commission and Division of Gaming Enforce-ment. The ownership and operation of casino-hotel facilities in Atlantic City are subject to extensive state regulation under the Casino Control Act. No casino-hotel may operate in Atlantic City unless necessary corporate and individual officer, director and employee licenses are obtained from the NJCCC. The NJCCC is authorized under the Casino Control Act to adopt regula-tions covering a broad spectrum of gaming- related activities.

    The Casino Control Act also establishes a Division of Gaming Enforcement (the "Division") to investigate all applications for licenses, enforce the provisions of the Casino Control Act and the regulations thereunder, and prosecute before the NJCCC all proceedings for violations of the Casino Con-trol Act or any regulations thereunder. The Division conducts audits and continually reviews casino operations, maintains information with respect to any changes in ownership of the casino-hotel and conducts investigations of casino owners and investors when appropriate.

    Under New Jersey gaming regulations, prior approval of this offering
must be granted by the NJCCC. The NJCCC approved this offering on         ,
1994.

    Noteholders. Holders of Notes are subject to certain regulatory restric-tions on ownership. Although holders of obligations such as the Notes are generally not required to be investigated and found suitable to hold such securities, the NJCCC has the discretionary authority to (i) require holders of debt securities of corporations governed by New Jersey gaming law to file applications; (ii) investigate such holders; and (iii) require such holders to be found suitable or qualified to be an owner or operator of a gaming es-tablishment. Pursuant to the regulations of the NJCCC, a gaming corporation may be sanctioned, including the loss of its approvals, if, without prior approval of the NJCCC, it (i) pays to the unsuitable or unqualified person any dividend, interest or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable or unqualified person in connection with the securities; (iii) pays the unsuitable or unqualified person remuneration in any form; or (iv) makes any payments to the unsuitable or unqualified person by way of principal, redemption, conversion, exchange, liquidation, or simi-lar transaction. If the Company is served with notice of disqualification of any holder, such holder will be prohibited by the Casino Control Act from receiving any payments on, or exercising any rights under, the Notes. The

Indenture provides that if any Gaming Authority requires that a holder or beneficial owner of the Notes must be licensed, qualified or found suitable under any applicable gaming law and the holder or beneficial owner fails to apply for a license, qualification or a finding of suitability within 30 days after being requested to do so by the Gaming Authority, or if such holder or such beneficial owner is not so licensed, qualified or found suit-able, the Company will have the right, at its option, (i) to require such holder or beneficial owner to dispose of such holder's or beneficial owner's Notes within 30 days of receipt of such notice of such finding by the appli-cable Gaming Authority or such earlier date as may be ordered by such Gaming Authority or (ii) to call for the redemption of the Notes of such holder or beneficial owner at the lesser of (x) the principal amount thereof, (y) the price at which such holder or beneficial owner acquired the Notes, together with accrued interest to the earlier of the date of redemption or the date of the finding of unsuitability by such Gaming Authority, which may be less than 30 days following the notice of redemption, if so ordered by such Gam-ing Authority or (z) the market value of the Notes. See "Description of Notes - Optional Redemption." The Notes will be subject to certain restric-tions on transfer and sale to the extent required by the Casino Control Act.

    In the event of a default by the Company in its obligations under the Notes or the Indenture, and foreclosure on or the taking of possession of the Hotel Assets which are pledged as collateral for payment of the Notes, the NJCCC would have discretionary authority to require the Trustee under the Indenture, the Collateral Trustee and any or all of the holders of Notes to file applications, be investigated and be found suitable or qualified as a landlord or landlords of gaming establishments. The finding of suitability or licensing requires submission of a detailed personal history and personal financial information and a thorough investigation. The applicant for a finding of suitability, qualification, or licensing must pay all costs of such investigation.

    Licensing Requirements. The Casino Control Act provides that various categories of persons or entities must hold casino licenses. The Casino Con-trol Act also provides that each officer, director and person who directly or indirectly holds any beneficial interest or ownership in a casino lic-ensee; or any person who, in the opinion of the NJCCC, has the ability to control a casino licensee or elect a majority of the board of directors; or each principal employee or any other employee of a casino licensee (and any lender to or underwriter, agent or employee of the licensee) whom the NJCCC may consider appropriate for approval or qualification, be qualified for ap-proval pursuant to the provisions of the Casino Control Act. In addition, all contracts and leases entered into by the licensee may, upon request of the NJCCC, have to be submitted to the NJCCC, are subject to its review, and, if found unacceptable, are voidable. All enterprises which provide gaming-related services to the licensee must be licensed. All other enter-prises dealing with the licensee must register with the NJCCC, which may re-quire that they be licensed if they do $75,000 or more per year in business with a single licensee, and $225,000 or more per year if with more than one licensee.

    CPPI holds a casino license because it carries on the casino business of the Claridge and owns the Casino Assets. As a result, CPPI's officers and directors are subject to NJCCC qualification. The Company, as the sole stockholder of CPPI, also is required to be qualified. As a part of its de-termination of the Company's qualification, the NJCCC will require the qual-ification of each officer, each director, and each person who directly or indirectly holds any beneficial interest or ownership in the Company, and who the NJCCC requires to be qualified, or any person who, in the opinion of the NJCCC, has the ability to control the Company or elect a majority of its Board of Directors; or each principal employee or any other employee whom the NJCCC may consider appropriate for approval or qualification. The NJCCC may, in its discretion, require holders of Notes offered hereby to be li-censed. See "Noteholders" above.

    Licensing Status. The NJCCC issues casino licenses, which are renewable every two years, subject to a series of requirements including a requirement of demonstrating financial viability. In 1989, and again in 1991, the first mortgage lender agreed to modify the schedule of principal payments in order in part to allow CPPI to demonstrate financial viability to the NJCCC. In connection with the 1993 relicensing, for the period ending in 1995, the first mortgage lender agreed for the first time to modify the schedule of principal payments to beyond the two-year licensing period, and CPPI was re-licensed on September 22, 1993. Although scheduled, mandatory principal pay-ments have been repeatedly modified by the holders of the First Mortgage as described above, CPPI's agreement with the banks requires it to pay excess cash flow (as defined under the First Mortgage) to these banks. Pursuant to that requirement, CPPI made principal payments of $9.3 million in 1991 and $9.6 million in 1992 and in 1993 has made principal payments of $6.7 million through September 30, 1993.

    Investigations and Disqualifications. The NJCCC may find any holder of any amount of securities of the Company not qualified to own securities of the Company. Further, as required by New Jersey, the charter and the by-laws of the Company and CPPI provide that securities of the Company and CPPI are held subject to the condition that if a holder is found to be disqualified by the NJCCC the holder must dispose of the securities of the Company or CPPI, as the case may be. The names and addresses of holders of Notes will be reported periodically to the NJCCC as is required for all publicly traded holding companies that have wholly-owned subsidiaries holding casino licenses.

    Casino Fees and Taxes. The Casino Control Act provides for a casino li-cense issue fee of not less than $200,000, based upon the cost of the inves-tigation and consideration of the license application, and an annual renewal fee of not less than $100,000, based upon the cost of maintaining control and regulatory activities. In addition, a licensee is subject to a tax of eight percent (8%) of gaming revenues, less the provision for bad debt, and to an annual license fee of $500 on each slot machine and an alcoholic bev-erage fee computed on the basis of the cost of investigatory time spent mon-itoring each beverage outlet. The Casino Control Act as amended in December 1984 further provides for the imposition of an investment obligation pursu-ant to criteria set forth in the Act or the payment of an alternative tax. The investment obligation is 1.25% of the total gaming revenues for each calendar year. Gaming revenues are the total revenues derived from gaming operations less the provision for bad debt. If the casino licensee opts not to make an investment, it is assessed an alternative tax of 2.5% of total gaming revenues less the provision for bad debt.

    New laws and regulations as well as amendments to existing laws and reg-ulations relating to gaming activities in Atlantic City are periodically adopted. Effective July 1, 1993, the New Jersey state legislature passed a law requiring the payment of parking fees by casinos in New Jersey in the amount of $2.00 per day for each motor vehicle parked in a casino parking space. In 1992 the New Jersey state legislature passed a law requiring the payment of a tourism marketing fee of $2.00 per occupied room by casino ho-tels in Atlantic City. While the Company believes that these fees have not had a significant impact on its operations, there is no assurance that fu-ture laws or changes in existing laws will not have an adverse effect.

Employees

    As of September 30, 1993, CPPI employed approximately 2,450 persons of whom approximately 800 are represented by labor unions. Approximately 600 of the 800 are represented by the Hotel, Restaurant Employees and Bartenders International Union, AFL-CIO, Local 54. During the past two years, local unions have been active in their efforts to organize non-union employees in Atlantic City.

    The management of the Claridge believes that its employee relations are generally satisfactory. All of the employees represented by labor unions are covered by collective bargaining agreements which prohibit work stoppages during their terms. The Company's collective bargaining agreement covering the approximately 600 employees represented by Local 54 is scheduled to ex-pire in September 1994. The collective bargaining agreements of all Atlantic City properties with respect to Local 54 also expire at that time.

Properties

    The Claridge hotel was constructed in 1929 at the northeastern end of Absecon Island, on which Atlantic City is located. After remodeling, modern-ization and expansion at a cost of approximately $138 million, the Claridge opened as a casino-hotel in July 1981. Located in the Boardwalk Casino sec-tion of Atlantic City on Brighton Park, approximately 550 feet from the Boardwalk, the Claridge occupies three parcels of property.

    The casino-hotel, situated on the main parcel (41,408 square feet), is a 26-story concrete steel frame structure. The garage, situated on an adjacent parcel of land (21,840 square feet) west of the casino-hotel site, is an eight-level reinforced concrete ramp structure, built in 1981. Including the bus drive-through area, a bus patron waiting room and an electrical room, it totals an area of 197,100 square feet and provides parking for approximately 475 automobiles. The office building, situated on an adjacent parcel of land (7,766 square feet) north of the casino-hotel site, is a two-story reinforced concrete and brick structure with a flat roof. The building is utilized as an administration facility, and totals an area of 14,020 square feet. All of these facilities are owned by the Partnership and are leased to CPPI under the Operating Lease and the Expansion Operating Lease.

Appraisal

    The Company has obtained an appraisal report prepared by Landauer Asso-ciates, Inc. ("Landauer") for the holder of the existing First Mortgage on the Hotel Assets. In the appraisal report dated August 3, 1993, Landauer es-timated that the market value of the fee simple estate in the Claridge Ca-sino Hotel as of March 31, 1993 was $147 million. A fee simple estate is ab-solute ownership unencumbered by any other interest or estate; subject only to the limitations of eminent domain, escheat, police power and taxation. The value conclusion assumed a reconfiguration of various spaces that would yield a 5,000 square-foot poker and simulcast facility and 100 additional slot machines. In the appraisal, both the Hotel Assets and the Casino As-sets, exclusive of working capital, are included in the fee simple estate. For the purposes of the appraisal, market value was defined as the most probable price that a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming price is not affected by un-due stimulus.

    In the course of its estimate of the market value of the Claridge, Lan-dauer reviewed data relating to the Claridge, Atlantic County and Atlantic City in general, the neighborhood of the site, the Atlantic City casino ho-tel market, zoning, real estate taxes and assessments and the highest and best use of the property. Although Landauer gave consideration to all three recognized methods of valuation in the appraisal, the cost approach, the sales comparison approach and the capitalization of income approach, Lan-dauer determined that the sales comparison approach and cost approach were not applicable; accordingly, Landauer's value conclusion is based on the value indicated by the income capitalization approach to value. For the in-come capitalization approach, Landauer employed the yield capitalization technique to estimate the present value of the projected cash flows. Accord-ing to accepted appraisal methods, the yield capitalization technique in-volves two steps: first, the residual proceeds are estimated by capitalizing the last year's income, and second, the annual income and the residual pro-ceeds are discounted at an appropriate rate (IRR) to provide and estimate of present value. Cash flow projections were based in part on information pro-vided by the Company, including management's internal reports of historical operating performance, management's budgeted operating performance and oper-ating statistics from the other 11 casino hotels in Atlantic City. However, the cash flow projections estimated by Landauer were not provided by the Company's management and do not represent the opinions of the Company's man-agement as to the future of operating results. The underlying revenue and expense assumptions encompassed numerous factors, including the prolifera-tion of casino gaming in the United States, the addition of a 5,000 square-foot simulcast area and 100 slot machines and an analysis of the current state of and the prospects for the Atlantic City casino market, including the addition of the Regency Hotel as a casino hotel. The costs that were used in the appraisal, related to the reconfiguration of the space and addi-tional equipment, were not final estimates. Further, the continued prolifer-ation of gaming initiatives subsequent to the date of the appraisal may af-fect casino revenues in Atlantic City and thus at the Claridge.

    Landauer projected compound annual revenue growth for the casino-hotel over the 11 year analysis period at 4.9% per annum. Total operating expenses were projected to increase at a compound annual rate of 4.7%. A capitaliza-tion rate of 17.0% was applied to Landauer's projection of the Claridge's net income at the end of the projection period to determine the residual value; a discount rate of 19.0% was applied to projected net income and re-sidual proceeds.

    An appraisal is an estimate or opinion of value and cannot be relied upon as a precise measure of value or worth. All of the assumptions and lim-iting conditions as well as the detailed analysis and methodology included in the appraisal report are an integral portion of the value conclusion. A thorough understanding of all of the assumptions and limiting conditions made throughout the appraisal report should be achieved before any reliance is placed on the value conclusion. The amount that might be realized from the sale of the Claridge may be more or less than its appraised value. Lan-dauer did not solicit any offers or inquiries with respect to the Claridge from potential purchasers, and therefore, the appraisal should not be read to suggest that a buyer was, in fact, available, or if one were available, that it would be willing to pay the appraised value. Accordingly, no assur-ance can be given as to the value that could be obtained from the sale of the Claridge. Additionally, whatever the value of the Claridge may be in a sale under the conditions assumed in the appraisal, a sale under distress conditions would likely result in a substantially lower price. The appraisal should not be relied upon to give any indication of the amount that may be realized in a foreclosure on the Mortgage securing the Notes following a de-fault.

    Landauer has been engaged in the real estate appraisal business since 1946, and currently maintains offices in five cities in the United States and in one city in Australia. Landauer was selected on the basis of its ex-perience and expertise in evaluating income producing properties, including hotels and casino hotels.

    The service performed by Landauer were performed in accordance with the Code of Professional Ethics and the Uniform Standards of Professional Ap-praisal Practice of the Appraisal Institute. Landauer has no financial or other interest, direct or indirect, present or prospective, in the Claridge or a personal interest or bias with respect to the Company or any of its af-filiates. Landauer's employment and compensation were in no way contingent upon the amount of the valuation or on any action or even resulting from the analysis of opinions or conclusions in, or the use of the appraisal. In con-sideration for its services, Landauer has been paid fees totaling approxi-mately $28,000. A copy of the entire appraisal report has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

Certain Transactions and Agreements

    On October 31, 1983, the Company and/or CPPI completed the following transactions and entered into the following agreements. On March 17, 1986, certain of these agreements were amended and certain new agreements were en-tered into relating to the construction and financing of an expansion to the Claridge's facility (the "1986 Facility Expansion"). On June 16, 1989, with the closing of the restructuring described below, and at various times thereafter, certain of these agreements were amended further.

    * 1983 Placement of Class A Stock and Partnership Interests. The Company issued 4,500,000 shares of its Class A Stock in a private placement of units consisting of Class A Stock and limited partnership interests in the Part-nership. Oppenheimer & Co., Inc. acted as placement agent in that transac-tion, and certain of its affiliates and employees participated as investors. Net proceeds after payment of selling commissions and fees (but before pay-ment of other expenses of the offering) were approximately $5,552,000 to the Company and approximately $37,149,000 to the Partnership.

    * Asset Purchase Agreement. Pursuant to an asset purchase agreement, CPPI purchased the Casino Assets from DEWNJ, as successor to Claridge Lim-ited ("Old Claridge") and assumed related liabilities and paid approxi-mately $5 million. CPPI assumed the collective bargaining contracts and em-ployment contracts of employees of Old Claridge employed in connection with the operation of the Claridge other than those providing maintenance and en-gineering services, which employees were employed by DEWNJ.

    * Operating Leases. CPPI leased from the Partnership the Hotel Assets and subleased from the Partnership the land on which the Claridge is located for an initial term of 15 years with three 10-year renewal options. Basic annual rent payable during the initial term of the Operating Lease in equal monthly installments was $36,055,000 in 1992 and escalates yearly thereafter up to $41,775,000 in 1997 and $32,531,000 for the nine month period ending September 30, 1998. If CPPI exercises its option to extend the term of the Operating Lease, basic rent during the renewal term will be calculated pur-suant to a formula, with annual basic rent not to be more than $29,500,000 nor less than $24,000,000 in 1999 and, subsequently, not to be greater than 10% more than the basic rent for the immediately preceding lease year in each lease year thereafter. See the table under "The Company - Corporate Structure" for minimum lease payments due under the Operating Lease and the Expansion Operating Lease. CPPI is also required to pay additional amounts including certain taxes, insurance and other charges relating to the occu-pancy of the land and Hotel Assets, certain expenses and debt service relat-ing to furniture, fixture and equipment replacements and building improve-ments (collectively, "FF&E Replacements") and the general and administrative costs of the Partnership. The Partnership will be required during the entire term of the Operating Lease to provide FF&E Replacements to CPPI and until September 30, 1998 will be required to provide facility maintenance and engineering services to CPPI.

    Under the Operating Lease, CPPI is required to lend the Partnership any amounts ("FF&E Loans") necessary to fund the cost of FF&E Replacements, and if the Partnership's cash flow, after allowance for certain distribu-tions, is insufficient to provide the facility maintenance and engineering services required of it, CPPI also is required to lend the Partnership the funds required to provide those services. Any advances by CPPI for either of the foregoing will be secured. In the Indenture, the Company will agree to use not less than $8 million from the net proceeds of this offering to fi-nance internal improvements to the Claridge which will be funded through FF&E Loans. In connection therewith, the Operating Lease will be amended to provide that the principal on those FF&E Loans will be payable at the final maturity of the Wraparound Mortgage and not in the fourth and fifth years after funding, as is the case with other FF&E Loans. This arrangement will help ensure that the granting of the Mortgage securing the Notes will comply with certain provisions of the Wraparound Mortgage. See "Expandable Wrap-around Mortgage," below. Under the terms of the existing Operating Lease, CPPI has an option to purchase, on September 30, 1998 and, if it renews the Operating Lease, on September 30, 2003, the Hotel Assets and the underlying land for their fair market value at the time the option is exercised.

    Effective with the consummation of the restructuring in June 1989, the Operating Lease and the Expansion Operating Lease were amended to provide for the abatement of basic rent payable through 1998, and to provide for the deferral of up to $15,078,000 of rental payments during the period July 1, 1988 through the beginning of 1992. During the third quarter of 1991, the maximum deferral of rent was reached. On August 1, 1991, the Operating Lease and Expansion Operating Lease were amended further to revise the abatement provisions so that, commencing January 1, 1991, for each calendar year through 1998, the lease abatements may not exceed $10 million in any one calendar year, and $38,820,000 in the aggregate. At September 30, 1993, abatements in the aggregate amount of $12.6 million had been utilized pursu-ant to that provision and are expected to be fully utilized by the fourth quarter of 1996. For the years ended December 31, 1991 and 1992 and the nine months ended September 30, 1993, the amounts of rent abated were $2.4 mil-lion, $5.7 million and $4.5 million, respectively.

    On March 17, 1986, CPPI entered into the Expansion Operating Lease Agreement with the Partnership under which CPPI leased the 1986 Facility Ex-pansion for an initial term beginning March 17, 1986 and ending on September 30, 1998 with three 10-year renewal options. Basic annual rent payable dur-ing the initial term of the Expansion Operating Lease was $3,870,000 in 1986 (prorated based on the day that the 1986 Facility Expansion opened to the public) and determined based on the cost of the construction of the 1986 Fa-cility Expansion. Annually thereafter the rental amount will be adjusted based on the Consumer Price Index with any increase not to exceed two per-cent per annum. Basic annual rent for 1992 was $4,358,000. If CPPI exercises its option to extend the term of the Expansion Operating Lease, basic rent during the renewal term will be calculated pursuant to a formula, with an-nual basic rent not to be more than $3 million nor less than $2.5 million and, subsequently, not to be greater than 10% more than the basic annual rent for the immediately preceding lease year in each lease year thereafter. (See Notes 7 and 12 to the Company's consolidated financial statements con-tained in this Prospectus.)

    CPPI also is required under the Expansion Operating Lease to pay as ad-ditional rent amounts equal to certain expenses and the debt service relat-ing to FF&E Replacements and building improvements (collectively "Expansion FF&E Replacements") for the 1986 Facility Expansion. The Partnership will be required during the entire term of the Expansion Operating Lease to pro-vide CPPI with Expansion FF&E Replacements and until September 30, 1998, will be required to provide facility maintenance and engineering services to CPPI. CPPI will be obligated to lend the Partnership any amounts necessary to fund the cost of Expansion FF&E Replacements. Any advances by CPPI for the foregoing will be secured under the Wraparound Mortgage.

    The Operating Lease and the Expansion Operating Lease were amended in 1989 and again in 1991 to provide for abatements and deferrals of rental payments. In addition, those leases will be amended to extend the maturity of certain FF&E Loans. The Operating Lease and Expansion Operating Lease are subordinate to the Mortgage that will secure the Notes, and, therefore, the obligations of the Company and CPPI to pay principal and interest on the Notes will be senior to the obligations to pay rent to the Partnership under those leases.

    * Expandable Wraparound Mortgage. On October 31, 1983, the Partnership executed and delivered to CPPI the Wraparound Mortgage, which was subordi-nate to the First Mortgage and the Purchase Money Second Mortgage. The Pur-chase Money Second Mortgage, which was due on September 30, 2000, was can-celled upon satisfaction of certain conditions set forth in an agreement entered into at the time of the restructuring. By its terms, the Wraparound Mortgage may secure up to $25 million of additional borrowings by the Part-nership from CPPI to finance FF&E Replacements and facility maintenance and engineering shortfalls. The Wraparound Mortgage provides that, so long as the Partnership is not in default on its obligations under the Wraparound Mortgage, CPPI is obligated to make payments required under any senior mort-gage indebtedness (initially, the First Mortgage and the Purchase Money Sec-ond Mortgage). The indebtedness secured by the Wraparound Mortgage, which will mature on September 30, 2000, bears interest at an annual rate equal to 14% with certain interest installments that accrued in 1983 through 1988 to-talling $20 million being deferred until maturity. In addition, the Partner-ship is required under the Wraparound Mortgage to make payments of principal and interest in respect of any loans made to finance FF&E Replacements or facility maintenance or engineering costs as described above. To the extent those borrowings exceed $25 million in the aggregate outstanding at any time, they will be secured under separate security agreements and not by the lien of the Wraparound Mortgage. At September 30, 1993, the principal bal-ance outstanding secured by the Wraparound Mortgage was $139.1 million.

    On March 17, 1986, the First Mortgage was amended and assumed by CPPI. The amount of the amended and assumed First Mortgage was increased to secure up to $96.5 million to provide financing for the 1986 Facility Expansion. Indebtedness secured by the Wraparound Mortgage was increased by an amount up to $17 million to provide the Partnership with the necessary funding.

    Effective August 28, 1986, the Partnership commenced making level monthly payments of principal and interest so as to repay on September 30, 1998, in full, the principal balance of this $17 million increase in the Wraparound Mortgage. The Wraparound Mortgage was amended to require that the $127 aggregate principal amount secured by it would be repayable in install-ments during the years 1988 through 1998 in escalating amounts totalling $80,000,000, with a further balloon payment of $47,000,000 and an additional payment of $20,000,000 due on September 30, 2000.

    The Wraparound Mortgage permits the creation of a new or replacement first mortgage encumbering the Hotel Assets, such as the Mortgage that will secure the Notes, provided that certain conditions are met. One of those conditions is a requirement that at no time will the aggregate principal amount of the indebtedness secured by the Wraparound Mortgage be less than the aggregate principal amount of indebtedness secured by an underlying first mortgage (such as the Mortgage that will secure the Notes). Based on forecasts prepared by the Company, and assuming that the amendment described above to the Operating Lease extending the maturity of certain FF&E Loans is valid, the Company believes that this requirement will be satisfied at all relevant times while the Notes are outstanding. In order further to ensure compliance with this requirement, however, the Indenture will contain a pro-vision requiring immediate mandatory redemption of a portion of the Notes to the extent necessary at any time to cause the aggregate principal amount of the Notes following such redemption to be less than the aggregate principal amount of indebtedness secured by the Wraparound Mortgage. See "Description of Notes - Mandatory Partial Redemption."

1989 Restructuring

    On October 27, 1988, the parties with an economic interest in the Com-pany and CPPI, including the banks holding the First Mortgage, executed the Restructuring Agreement with respect to the restructuring of the financial obligations of the Company and CPPI. Had the Company not entered into the Restructuring Agreement, CPPI probably would not have been relicensed by the NJCCC for the license period beginning October 31, 1988 and ending October 31, 1989, and would have had to consider filing for bankruptcy protection. The Restructuring Agreement by its terms was subject to approval by at least two-thirds in interest of the limited partners of the Partnership and the holders of at least two-thirds of the Class A Stock of the Company. These approvals were received, and the restructuring was consummated, in June 1989. The restructuring resulted in (i) a reorganization of the ownership interests in the Company; (ii) modifications of the rights and obligations of certain lenders; (iii) satisfaction and termination of the obligations and commitments of Webb and DEWNJ under the original structure; (iv) modifi-cations of the lease agreements between CPPI and the Partnership; and (v) the forgiveness by Webb of substantial indebtedness. As a result of the re-structuring, an aggregate of $132 million of indebtedness was forgiven. The principal amount secured by the First Mortgage was reduced by approximately $15 million to approximately $74.5 million outstanding at June 16, 1989, and the Purchase Money Second Mortgage was subsequently cancelled upon satisfac-tion of certain conditions set forth in an agreement entered into at the time of the restructuring.

    DEWNJ assigned to the First Mortgage lender all right, title and inter-est of DEWNJ in, to and under the Purchase Money Second Mortgage previously executed and delivered by the Partnership. CPPI retained the right to re-quire the lenders under the First Mortgage to cancel and release the Pur-chase Money Second Mortgage and the obligations secured thereunder upon the occurrence of one or more specified conditions. CPPI met one of these condi-tions, and accordingly, the First Mortgage lender cancelled the Purchase Money Second Mortgage, including interest which accrued at 14%, and released the obligations secured thereunder.

    At the closing of the restructuring on June 16, 1989, Webb transferred all of its right, title, and interest to its Claridge land, easements, and air rights to the Partnership, which had the effect of eliminating the land lease between Webb and the Partnership and of subjecting that land to a di-rect lease (rather than a sublease) from the Partnership to CPPI.

    Pursuant to amendments to the Operating Lease and Expansion Operating Lease, the Partnership agreed to deferrals of basic rent. See "Business - Certain Transactions and Agreements."

    In addition, the Partnership loaned $3.6 million to CPPI. That amount represented substantially all the cash and cash equivalents remaining in the Partnership as of June 16, 1989 other than funds needed to pay expenses in-curred through the closing of the restructuring. The Partnership paid to CPPI $100,000 for the cancellation of an option agreement relating to the land underlying the Claridge.

    The Restructuring Agreement provided for Webb to retain an interest equal to $20 million plus interest from December 1, 1988 at the rate of 15% per annum compounded quarterly (the "Contingent Payment") in any proceeds ultimately recovered from the operations and/or the sale or refinancing of the Claridge facility in excess of the first mortgage loan and other liabil-ities. To give effect to this Contingent Payment, the Company and the Part-nership agreed not to make any distributions to the holders of their equity securities, whether derived from operations or from sale or refinancing pro-ceeds, until Webb had received the Contingent Payment. The issuance and sale of the Notes offered hereby will not cause this payment to Webb to become due.

    In connection with the restructuring, Webb agreed to grant those inves-tors ("Releasing Investors") from whom Webb had received written releases from all liabilities rights ("Contingent Payment Rights") to receive cer-tain amounts to the extent available for application to the Contingent Pay-ment. Approximately 81% in interest of the investors provided releases and became Releasing Investors. Payments to Releasing Investors are to be made in accordance with the following schedule of priorities:

        (i) Releasing Investors would receive 81% of the first $10 million of any net proceeds from operations or a sale or a refinancing of the Claridge facility pursuant to an agreement executed within five years ("Five-Year Payments") after the Restructuring (i.e., the sum obtained by multiplying the lesser of $10 million of, or the total of, any Five-Year Payments by 81%, with the balance of any such funds to be applied against the Contingent Payment), and

        (ii) All distributions of funds other than Five-Year Payments, or of Five-Year Payments in excess of the $10 million, will be shared by Webb and Releasing Investors in the following proportions: Releasing Inves-tors will receive 40.5% (one-half of 81%) of any such excess proceeds, with the balance of any such funds to be applied against the Contingent Payment, until the Contingent Payment is paid in full ($20 million plus accrued interest.)

    On April 2, 1990, Webb transferred its interest in the Contingent Pay-ment to an irrevocable trust for the benefit of the United Way of Arizona, and upon such transfer Webb was no longer required to be qualified or li-censed by the NJCCC. As a result, the Releasing Investors and the Trustee for the United Way of Arizona share the Contingent Payment granted to Webb. The existence of these contingent payment rights is likely to make any fu-ture refinancing or reorganization of the Claridge interests difficult to achieve, because a substantial portion of the net cash proceeds from any such transaction remaining after repayment of prior obligations, including obligations under the Notes, would be required to be paid to the holders of those contingent rights. The Notes are senior in right of payment to the contingent rights. The Company expects that on completion of this offering it will attempt to purchase the Contingent Payment, for less than face value, from the Trustee for the United Way of Arizona. The Company previ-ously offered to purchase the Contingent Payment for $10 million, but that offer was not accepted. Negotiations between the Trustee for the United Way of Arizona and the Company are continuing. See "Use of Proceeds."

Possible Unification Transaction

    The Company expects that together with the Partnership, it will seek to enter into a transaction or series of transactions prior to the year 2000 to unify the ownership of the Hotel Assets and the Casino Assets. Such a trans-action would enable the Company to simplify its corporate structure, signif-icantly increase its cash flow due to the elimination of its lease obliga-tions, and have greater access to capital. See "Risk Factors - Deferred Tax Liability." There can be no assurance, however, that any such transaction will be consummated or that the costs of such a transaction, including the potential tax liability, if incurred, will not seriously adversely affect the ability of the Company to make payment on the Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The Indenture governing the Notes will provide that such a transaction may not be consummated unless a financial test is met based on the ratio of outstanding debt to adjusted EBITDA. See "Description of Notes - Certain Covenants - Transactions with the Partnership; Unification Transaction."

Legal Proceedings

    There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or CPPI is a party or of which any of their property is subject.

                                 MANAGEMENT

Executive Officers and Directors

    The executive officers and directors of the Company and CPPI as of Janu-ary 18, 1994 are as set forth below. Unless otherwise indicated, these execu-tive officers and directors hold the same position with the Company and CPPI.

 Name                   Age   Office
 ----                   ---   ------
David W. Brenner         57   Chairman, Director
Robert M. Renneisen      47   President, Chief Executive Officer, Director
Raymond A. Spera         37   Executive Vice President of Finance and Corpo-
                              rate Development, Chief Financial Officer, Trea-
                              surer, Assistant Secretary
Albert T. Britton        37   Vice President of Operations (Company);
                              Executive Vice President of Operations (CPPI)
Peter F. Tiano           57   Vice President of Administration (Company);
                              Executive Vice President of Administration
                              (CPPI)
Frank A. Bellis, Jr.     40   Vice President, General Counsel, Secretary
Glenn S. Lillie          45   Vice President of Public Affairs
Gloria E. Soto           45   Vice President of Government and Corporate Af-
                              fairs, Assistant Secretary
Brian Duffey             38   Vice President of Hotel Operations (CPPI)
Arthur Lucchesi          47   Vice President of Management Information Ser-
                              vices (CPPI)
JoAnn McDermott          50   Vice President of Marketing (CPPI)
Jean I. Abbott           38   Director
Shannon L. Bybee         55   Director
John D. Feehan           64   Director
James W. O'Brien         58   Director
Mark H. Sayers           44   Director

    Mr. Brenner has served as a member of the Board of Directors of the Com-pany since February 1991, and became Chairman of the Board of Directors in August 1993. He has served as President of the Philadelphia Sports Congress since January 1987. He was with the accounting firm of Arthur Young & Com-pany from 1957 to September 1983. He was managing partner of the Philadel-phia office of Arthur Young from November 1969 until March 1980.

    Mr. Renneisen has served as President of the Company since June 1992, and as Chief Executive Officer since July 1993. Previously, Mr. Renneisen served as Executive Vice President of the Company from June 1991 to June 1992. He also has served as President of CPPI since January 1991 and as Chief Operating Officer of CPPI from January 1991 to July 1993. He became Chief Executive Officer of CPPI in July 1993. Mr. Renneisen served as Execu-tive Vice President of CPPI, responsible for marketing and later casino op-erations from February 1988 to January 1991. Prior to joining CPPI, Mr. Ren-neisen served from January 1987 to December 1987 as Vice President of Marketing of Treasure Island Hotel and Casino in St. Maarten. From June 1986 to May 1987, he served as President of Renneisen, Kincade & Associates, Inc. of Las Vegas, Nevada, a marketing consulting firm. He also served as Senior Vice President of Marketing of the Tropicana Hotel and Casino in Atlantic City, New Jersey from May 1982 to August 1984.

    Mr. Spera has served as Executive Vice President of the Company since August 1993. He served as Vice President of the Company from December 1989 to August 1993, and as Assistant Secretary of the Company since December 1991. He also has served as Executive Vice President of Finance and Corpo-rate Development of CPPI since December 1992. Previously, Mr. Spera served as Senior Vice President of Finance and Corporate Development of CPPI from December 1991 to December 1992, and as Vice President of Finance of CPPI from December 1989 to December 1991. From April 1982 through November 1989, Mr. Spera has held various accounting positions with CPPI and its corporate predecessor. Prior to joining the Claridge, he spent three years with the accounting firm of KPMG Peat Marwick.

    Mr. Britton has served as Vice President of the Company since June 1992, and as Executive Vice President of Operations of CPPI since October 1992. He also served as Senior Vice President of Operations of CPPI from December 1991 to December 1992, and as Vice President of Casino Operations of CPPI from June 1990 to December 1991. From July 1981 through June 1990, Mr. Brit-ton held various positions in both accounting and casino operations with CPPI and its corporate predecessor.

    Mr. Tiano has served as Vice President of the Company since June 1992, and as Executive Vice President of Administration of CPPI since December 1992. Mr. Tiano also served as Senior Vice President of Administration of CPPI from December 1991 to December 1992, as Vice President of Administra-tion of CPPI from September 1986 to December 1991, and as Director of Human Resources of CPPI from June 1984 to September 1986. Prior to joining the Claridge, Mr. Tiano was Assistant Director of Human Resources for the Insti-tute of Scientific Information from 1972 to 1984.

    Mr. Bellis has served as Vice President, General Counsel and Secretary to the Company since August 1993. He also has served as Vice President and General Counsel of CPPI since September 1992, and as Secretary of CPPI since August 1993. Previously, from May 1985 to August 1992, Mr. Bellis served as Corporate Counsel and Secretary to Inductotherm Industries, Inc., a group of manufacturing companies headquartered in Rancocas, New Jersey. During 1984 and 1985, Mr. Bellis was Associate General Counsel for CPPI. Prior to join-ing the Claridge in 1984, he was a Deputy Attorney General in the New Jersey Division of Criminal Justice in the State Attorney General's office.

    Mr. Lillie has served as Vice President of the Company since June 1992, and as Vice President of Public Affairs of CPPI since February 1990. He also served as Vice President of Marketing Communications of CPPI from April 1985 to February 1990, as Director of Public Relations of CPPI from March 1982 to December 1983, and as Training Manager of CPPI from November 1980 to March 1982. From January 1983 to April 1985, Mr. Lillie was employed as the Direc-tor of Public Relations of the Tropicana Hotel and Casino in Atlantic City.

    Ms. Soto has served as Vice President of the Company since February 1987, and as Assistant Secretary of the Company since August 1993. She served as Secretary of the Company from February 1987 to August 1993. Ms. Soto also has served as Vice President, Legal and Governmental Affairs of CPPI since December 1991. She previously served as Vice President of Compli-ance of Legal Affairs of CPPI from November 1986 to December 1991, and as Director of Regulatory Affairs of CPPI from August 1985 to November 1986. Before joining CPPI, Ms. Soto served as Associate General Counsel for Har-rah's in Atlantic City. In 1980, former Governor Byrne appointed Ms. Soto to the New Jersey State Parole Board, where she served as a member until 1983.

    Mr. Duffey has served as Vice President of Hotel Operations for CPPI since June 1991. He joined CPPI in September 1985 as Director of Hotel Oper-ations. In May 1986 he was promoted to Executive Director of Hotel Opera-tions.

    Mr. Lucchesi has served as Vice President of Management Information Ser-vices of CPPI since July 1990. He previously served as Executive Director of Management Information Services from September 1987 to July 1990 and Data Processing Manager from April 1982 to September 1987.

    Ms. McDermott has served as Vice President of Marketing of CPPI since June 1991. She previously served as Executive Director of Marketing from September 1989 to June 1991. Ms McDermott joined CPPI in 1985 and served in various management roles in the Marketing Department.

    Ms. Abbott has served as a member of the Board of Directors of the Com-pany since August 1989, and currently serves as a consultant to the Company. From October 1992 to July 1993, Ms. Abbott was Finance Director for the United Way of Atlantic County, New Jersey. She was Assistant Professor at Stockton State College from September 1989 to June 1991. She served as Se-nior Vice President, Treasurer of the Company from May 1987 to September 1989. Ms. Abbott served as Senior Vice President, Controller of CPPI from May 1987 to August 1989 and Vice President, Controller of CPPI from October 1985 to May 1987. She served as Director of Finance of CPPI from April 1984 to October 1985. From October 1980 through April 1984, Ms. Abbott held vari-ous executive positions with CPPI and its corporate predecessor.

    Mr. Bybee has served as a member of the Board of Directors of the Com-pany since July 1988. He presently serves as President and Chief Operating Officer for United Gaming, Inc., a position he has held since July 1993. Mr. Bybee also served as the Company's Chairman of the Board from November 1988 to July 1993, and from August 1988 to October 1988. In June 1989, Mr. Bybee was appointed, subject to NJCCC approval received in August 1989, to serve as the Chief Executive Officer of the Company and CPPI, a position held through July 1993. Mr. Bybee has been of counsel in the law firm of Schreck, Jones, Bernhard, Woloson & Godfrey since 1978. From 1983 to 1987 he served as Senior Vice President of Golden Nugget, Incorporated, now Mirage Resorts, Incorporated, which operated the Golden Nugget Casino Hotel in Atlantic City, New Jersey. From 1981 to 1983 Mr. Bybee served as President of GNAC Corporation, which operated the Golden Nugget Casino Hotel in Atlantic City, New Jersey.

    Mr. Feehan has served as a member of the Board of Directors of the Com-pany since April 1990. He served as Chairman of the Board of Atlantic En-ergy, Incorporated from 1983 until 1989 and Chairman, President and Chief Executive Officer of Atlantic Energy from 1983 to 1985.

    Mr. O'Brien has served as a member of the Board of Directors of the Com-pany since June 1988. Mr. O'Brien also served as the Company's Acting Chair-man of the Board from October 20, 1988 to November 22, 1988. Mr. O'Brien served as Vice President of Human Resources of Genesco, Inc. of Nashville, Tennessee from July 1987 to August 1993. He served as Vice President of Hu-man Resources of Southwest Forest Industries of Phoenix, Arizona from Febru-ary 1986 to May 1987. He served as President of Del E. Webb Hotel Group from April 1982 to January 1986 and as Chief Executive Officer and a Director of the Company from October 1983 to January 1986.

    Mr. Sayers has served as a member of the Board of Directors of the Com-pany since February 1990. Mr. Sayers has served as Vice President of EMES Management Corporation, a real estate management and development company based in New York, New York, since February 1976.

Compensation of Directors

    Directors who are not employees (other than the Company's Chairman) of the Company or CPPI receive an annual retainer of $16,000 and a fee of $1,000 for each meeting of the Board of Directors and each Committee meeting attended and $250 per hour for telephonic meetings. The Company's Chairman receives the same meeting fees and an annual retainer of $60,000. Directors who serve as committee chair's receive an additional $1,000 retainer per year. Members of the Special Committee, which was discontinued in June 1993, also received a monthly retainer: Mr. Sayers received a monthly retainer of $10,000 and Ms. Abbott and Mr. Brenner each received a monthly retainer of $2,500. The Special Committee members also received a meeting fee of $1,000 for Special Committee meetings attended and $250 per hour for telephonic meetings.

Compensation of Executive Officers

    The following table sets forth the annual and long-term compensation awarded to, earned by or paid to (i) the Company's Chief Executive Officer, and (ii) the four most highly compensated executive officers of CPPI for services rendered to the Company and CPPI during the last three completed fiscal years ended December 31, 1992. Because certain executive officers of CPPI, the Company's subsidiary, perform policy-making functions for the Com-pany, such executive officers are included in the table below.

                         SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM
                                          ANNUAL COMPENSATION   COMPENSATION
                                          -------------------   -------------
              NAME AND                                           RESTRICTED        ALL OTHER
         PRINCIPAL POSITIONS         YEAR  SALARY($)   BONUS  STOCK AWARDS (2) COMPENSATION (3)
         -------------------         ----  ---------   -----  ---------------- ----------------
SHANNON L. BYBEE ................... 1992  $267,693   $95,000      73,963           $3,491
 Chief Executive Officer and........ 1991   244,423         -           -                -
 Chairman of the Board (1).......... 1990   205,000   102,500           -                -

ROBERT M. RENNEISEN................. 1992   217,693    80,000      60,266            2,369
 President and Chief Operating...... 1991   187,308         -           -                -
 Officer (1)........................ 1990   136,785    34,880           -                -

ALBERT T. BRITTON................... 1992   126,548    30,878      32,873            2,531
 Executive Vice President of         1991   102,166         -           -                -
 Operations......................... 1990    79,594    15,560           -                -

RAYMOND A. SPERA.................... 1992   124,625    30,409      32,873            2,492
 Executive Vice President of........ 1991   101,823         -           -                -
 Finance and Corporate.............. 1990    81,154    17,245           -                -
 Development/Chief Financial
   Officer .........................

PETER F. TIANO...................... 1992   123,558    30,148      32,873            1,890
 Executive Vice President of         1991   104,452         -           -                -
 Administration..................... 1990    88,117    18,725           -                -

- ------------
(1) Mr. Bybee served as the Company's Chief Executive Officer and Chairman of the Board during the fiscal years covered by the Summary Compensation Table, and resigned effective July 25, 1993. Mr. Renneisen has served as the Company's Chief Executive Officer since that date and also continues to serve as President. Shares held by Mr. Bybee were returned to the Company upon his resignation.
(2) Number of Shares awarded in 1992 under the Long-Term Management Incen-tive Plan described under "Management - Compensation Plans." The shares are subject to vesting provisions under the Plan, and none of the shares awarded under the Plan have vested. The Company does not believe the shares have any value.
(3) Amounts reported in this column were paid pursuant to the Retirement Savings Plan of CPPI described under "Management - Compensation
    Plans." In accordance with the transitional provisions applicable to the rules on disclosure of executive officer and director compensation adopted by the Securities and Exchange Commission, amounts reported in this column are excluded for the 1990 and 1991 fiscal years.

Employment Agreements

    Until his resignation as the Company's Chief Executive Officer in July 1993, Shannon L. Bybee was a party to an employment agreement with the Com-pany dated July 1, 1991. That agreement provided for automatic annual re-newal and increases in annual base salary at the discretion of the Board of Directors. In February 1993, Mr. Bybee's annual base salary was increased to $280,000, payable in weekly installments. The agreement also provided that if Mr. Bybee were to be terminated without cause (as defined), he would be entitled to receive a termination payment in an amount equal to his current base annual salary.

    CPPI is a party to an employment agreement with Robert M. Renneisen dated June 26, 1991. The agreement automatically is renewed annually unless either party gives notice of termination not less than 90 days in advance of the renewal date (May 31 of each year). CPPI's Board of Directors may, from time to time, in their sole discretion, increase the base annual salary. In February 1993, Mr. Renneisen's annual base salary was increased to $230,000, payable in weekly installments. In August 1993, Mr. Renneisen's base salary was increased to $275,000 annually. In the event that Mr. Renneisen is ter-minated without cause (as defined), he is entitled to receive a termination payment in an amount equal to his current base annual salary.

    CPPI also is a party to employment agreements with Albert T. Britton, Raymond A. Spera and Peter F. Tiano, each dated November 1, 1992. The agree-ments automatically are renewed annually unless either party gives notice of termination not less than 90 days in advance of such renewal date. CPPI's Board of Directors may, from time to time, in their sole discretion, increase the base annual salary. In October 1992, Mr. Britton's annual base salary was increased to $150,000, payable in weekly installments. In Decem-ber 1992, Mr. Spera's annual base salary was increased to $150,000 and Mr. Tiano's annual base salary was increased to $130,000, both payable in weekly installments. In the event that Messrs. Britton, Spera or Tiano are termi-nated without cause (as defined in the agreements), they are entitled to re-ceive a termination payment in an amount equal to their current base annual salary.

Compensation Plans

    Senior Officer Medical Plan. CPPI maintains a senior officer medical plan under which eligibility is limited to officers and certain employees of CPPI. The plan covers medical expenses of the participant (up to a maximum of $7,500 per year) not paid by CPPI's medical reimbursement plan which is available to all employees not covered by collective bargaining agreements.

    Retirement Savings Plan. CPPI employees participate in a profit sharing plan named the "Retirement Savings Plan." This plan is intended to be qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Retirement Savings Plan, for up to the first 5% of an em-ployee's salary which is contributed at the direction of the employee from amounts he or she would otherwise have received as current compensation, CPPI contributed an amount equal to 40% of the employee's contribution in 1992 and will contribute 45% in 1993. Employees could contribute a maximum of 15% of their base salary but not in excess of $8,728 for 1992 and may contribute up to $8,994 in 1993. An employee's account may be paid out, at the employee's election, in one cash payment or in installments over a ten-year period.

    Management Incentive Plan. Under CPPI's 1992 Management Incentive Plan, key management personnel were eligible to receive bonuses expressed as a percentage of base salary, depending upon the achievement of specific finan-cial objectives that were established at the beginning of the plan year. CPPI reserves the right to not pay bonuses to participants if operating earnings do not meet minimum requirements. For the year ended December 31, 1992, $476,000 in bonuses were awarded under this plan. These bonuses were paid in March 1993.

    Other Bonus Compensation. Messrs. Bybee and Renneisen were eligible for incentive bonuses up to 50% of their respective 1992 salaries. The incentive bonuses were based on their respective performances and were issued at the sole discretion of the outside members of the Board of Directors of the Com-pany and CPPI. For 1992, Mr. Bybee was awarded a bonus of $95,000 and Mr. Renneisen was awarded a bonus of $80,000. The bonuses were paid in February 1993. Only Mr. Renneisen is eligible for this incentive bonus in 1993.

    Long-Term Management Incentive Plan. In February 1992, the Company's Board of Directors adopted a Long-Term Management Incentive Plan (the "Plan") in which certain key employees of the Company and/or CPPI partici-pate. The Plan provides for the grant of the 273,938 shares of the Company's Class A Stock, which were held as treasury shares of the Company ("Treasury Shares"), and for the issuance of 100 Equity Units. The aggregate value of the 100 Equity Units is equal to 5.41 percent of certain amounts, generally equal to the equity of the Claridge entities, as further defined in the Plan. Specified portions of the awarded Treasury Shares and Equity Units held by participants vest upon the attainment of specific goals as described in the Plan. The Treasury Shares and Equity Units fully vest upon a further restructuring or a change in control as defined in the Plan. Payment with respect to the Equity Units will only be made (a) upon the occurrence of a transaction in which substantially all of the assets and business operations of the Claridge entities are transferred to one or more entities in a merger, sale of assets or other acquisition-type transaction, (b) upon ter-mination of employment of any participant in the Plan within one year after any change of control of the Company occurs, as defined in the Plan, or (c) if the Company pays dividends to its stockholders, if the Partnership makes distributions to its partners, or if the Company or the Partnership makes certain distributions under the Restructuring Agreement. A participant is entitled to vote all awarded Treasury Shares whether or not such shares are vested.

    Set forth in the table below is certain information regarding the Equity Units granted in 1992 under the Plan to the named executive officers of the Company and/or CPPI:

       LONG-TERM MANAGEMENT INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

                                         PERFORMANCE        ESTIMATED FUTURE PAYOUTS UNDER
                                           OR OTHER           NON-STOCK PRICE-BASED PLANS
                                NUMBER   PERIOD UNTIL  ----------------------------------------
                               OF UNITS  MATURATION OR
NAME                            AWARDED     PAYOUT     THRESHOLD ($)    TARGET ($)  MAXIMUM ($)
- ----                           -------- -------------  -------------    ----------  -----------
SHANNON L. BYBEE (1)(2)           27    Uncertain (3)      0 (4)       648,000 (5)     - (6)
ROBERT M. RENNEISEN (1)           22    Uncertain (3)      0 (4)       528,000 (5)     - (6)
ALBERT T. BRITTON                 12    Uncertain (3)      0 (4)       288,000 (5)     - (6)
RAYMOND A. SPERA                  12    Uncertain (3)      0 (4)       288,000 (5)     - (6)
PETER F. TIANO                    12    Uncertain (3)      0 (4)       288,000 (5)     - (6)

- ------------
(1) Mr. Bybee served as the Company's Chief Executive Officer and Chairman of the Board during the fiscal years covered by the Summary Compensation Table, and resigned effective July 25, 1993. Mr. Renneisen has served as the Company's Chief Executive Officer since that date and also continues to serve as President.
(2) The Units held by Mr. Bybee were returned to the Company upon his resig-nation.
(3) As described above, payment with respect to the Equity Units under the Plan will only be made under certain limited circumstances. The Company is unable to determine when or if these circumstances will occur.

(4) "Threshold" refers to the minimum amount payable under the Plan. Be-cause any payment with respect to the Equity Units under the Plan is largely dependent on the value of certain transactions involving the Company that may occur in the future, as to which value there can be no assurance, the minimum potential payout under the plan is zero.
(5) "Target" refers to the amount payable if specified performance targets are reached. The amount included under this column is an estimate of the amount that would be payable under the Plan if the transactions pursuant to which payouts are to be made were to occur at September 30, 1993 and are based on an estimate by the management of the Company of the fair market value of the Company. There can be no assurance that, if and when such a transaction occurs, the value of the Company will not be greater than or less than such estimate.
(6) "Maximum" refers to the maximum payout possible under the Plan. The
    Plan does not set a dollar limit on the maximum amount that may be paid under the Plan. The amount that may be paid out under the Plan is largely dependent on the value of certain transactions involving the Company, which may or may not occur at a future date for an as yet un-specified amount. Accordingly, no reliable estimate of a maximum amount can be made.

                           PRINCIPAL STOCKHOLDERS

    The following table sets forth information as of September 30, 1993 based on information obtained from the persons named below, with respect to the beneficial ownership of the Company's common stock by all persons known by the Company to be the beneficial owners of more than 5% of its outstand-ing common stock, each director of the Company, by all executive officers of the Company and/or CPPI named in the Summary Compensation Table, and by all officers and directors of the Company and/or CPPI as a group. All of the shares set forth below are owned beneficially pursuant to the Long-Term Man-agement Incentive Plan described under "Management - Compensation Plans." Issuance of these shares is subject to certain vesting provisions contained in that plan, and as of the date hereof none of such shares have vested. Re-cipients under that plan are permitted, however, to vote all shares granted whether or not vesting has occurred. Except as indicated in the footnotes to the table, the persons named below have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

        NAME OF                                      NUMBER OF
    BENEFICIAL OWNER              TITLE            SHARES OWNED     PERCENT OF CLASS
    ----------------              -----            ------------     -----------------
Shannon L. Bybee (1)(2)   Former Chairman of the            0                0   %
                          Board and Chief Executive
                          Officer

Robert M. Renneisen (1)   President and Chief          60,266                1.20
                          Executive
                          Officer

Albert T. Britton         Executive Vice President     32,873                0.65
                          of Operations

Raymond A. Spera          Executive Vice President     32,873                0.65
                          of Finance and Corporate
                          Development/
                          Chief Financial Officer

Peter F. Tiano            Executive Vice President     32,873                0.65
                          of Administration

Directors and officers as a group (9 persons)         199,975                3.95%

- --------------------
(1) Mr. Bybee served as the Company's Chief Executive Officer and Chairman of the Board during the fiscal years covered by the Summary Compensation Table, and resigned effective July 25, 1993. Mr. Renneisen has served as the Company's Chief Executive Officer since that date and continues to serve as President.
(2) Shares previously held by Mr. Bybee were returned to the Company upon his resignation.

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The existing relationship among the Company, CPPI, the Partnership and Webb is the result of a complex series of transactions described in this Prospectus under "The Company - Corporate Structure" and "Business - Cer-tain Transactions and Agreements." In addition, over 93% of the Company's common stock is owned by persons who also own limited partnership interests in the Partnership.

                            DESCRIPTION OF NOTES

General

    The Notes will be issued pursuant to an Indenture (the "Indenture") among the Company, CPPI, and IBJ Schroder Bank & Trust Company, a banking corporation organized and existing under the laws of the State of New York, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the In-denture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be com-plete and is qualified in its entirety by reference to the Indenture, in-cluding the definitions therein of certain terms used below. A copy of the proposed form of the Indenture has been filed as an exhibit to the Registra-tion Statement of which this Prospectus is a part. The definitions of cer-tain terms used in the following summary are set forth below under "Certain Definitions."

    The Notes will rank senior in right of payment to all subordinated In-debtedness of the Company. The Notes will rank pari passu in right of pay-ment with all senior Indebtedness of the Company. The Notes will be secured by (i) the Mortgage which will be a first lien on the Claridge's Hotel As-sets and (ii) a pledge granted by the Company of all the outstanding shares of capital stock of CPPI. Payment of principal and interest on the Notes will be unconditionally guaranteed by CPPI. CPPI's obligations under its guarantee will be secured by a collateral assignment of the Wraparound Mort-gage (which encumbers the Hotel Assets) and by a lien on the Claridge's gam-ing and other assets, which lien will be subordinated to liens that may be placed on those gaming and other assets to secure any future working capital credit facility in an amount of up to $7.5 million. If the Existing Hotel Casino is expanded (including by the addition of a parking facility), the Notes will be additionally secured by a lien on the expansion facilities. In the case of the Contemplated Expansion, the Notes will be secured by a mort-gage representing a first priority lien. In the case of a Project Expansion, the Notes will be secured by a lien that is either senior to or pari passu with the lien securing any indebtedness incurred with respect to such expansion. The collateral for the Notes will not include certain gaming equipment that has been financed by third parties and is pledged to those parties, nor will it include certain other assets that may be acquired in the future by the Company or any of its subsidiaries. The Partnership is not an obligor on the Notes. In the event of a Default under the Indenture, recourse to the Partnership will be limited to the Collateral in respect of which a Lien is granted under the Mortgage and the other Related Documents to which the Partnership is a party.

    The Company is a holding company that operates the Claridge through CPPI and expects to operate any additional future business operations through CPPI or other subsidiaries. Dividends and other payments from CPPI and any other subsidiaries are expected to be the Company's only sources of cash to pay operating expenses, and principal of and interest on debt. The ability of the subsidiaries to make payments to the Company may, under certain cir-cumstances, be subject to regulatory approval by the NJCCC in the event that such payment would affect the "financial stability" of such subsidiary. Under New Jersey gaming law a company's "financial stability" is evaluated pursuant to certain financial standards, including, (i) cash availability to pay gaming wagers and gaming and nongaming expenditures; (ii) ability to make capital and maintenance expenditures in a timely manner; and (iii) ability to provide for the servicing of debt. Any subsidiaries operating in the future in other states probably will be subject to similar restrictions.

Principal, Maturity and Interest

    The Notes are limited in aggregate principal amount to $85 million and
will mature on    ,
2002. Interest on the Notes will accrue at the rate of    % per annum and
will be payable semi-annually on       and      , commencing on      , 1994,
to holders of record on the immediately preceding         and         . In-
terest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will be payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, pay-ment of interest may be made by check mailed to the holders of Notes at their respective addresses set forth in the register of holders of Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in registered form, without coupons, and in denomina-tions of $1,000 and integral multiples thereof.

Optional Redemption

    The Notes are not redeemable at the Company's option prior to      ,
1998 except as may be required by a Gaming Authority as provided below. The Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the re-demption prices (expressed as percentages of principal amount) set forth be-low, plus accrued and unpaid interest thereon to the applicable redemption
date, if redeemed during the twelve-month period beginning on       of the
years indicated below:

                          Year                    Percentage
                          ----                    ----------
                          1998 ...............          %
                          1999 ...............          %
                          2000 ...............          %
                          2001 and thereafter        100%

    If any Gaming Authority requires that a holder or beneficial owner of Notes must be licensed, qualified or found suitable under any applicable gaming law and the holder or beneficial owner fails to apply for a license, qualification or a finding of suitability within 30 days after being requested to do so by the Gaming Authority, or if such holder or such bene-ficial owner is not so licensed, qualified or found suitable, the Company shall have the right, at its option, (i) to require such holder or benefi-cial owner to dispose of such holder's or beneficial owner's Notes within 30 days of receipt of such notice of such finding by the applicable Gaming Au-thority or such earlier date as may be ordered by such Gaming Authority or
(ii) to call for the redemption of the Notes of such holder or beneficial owner at the lesser of (x) the principal amount thereof, (y) the price at which such holder or beneficial owner acquired the Notes, together with ac-crued interest to the earlier of the date of redemption or the date of the finding of unsuitability by such Gaming Authority, which may be less than 30 days following the notice or redemption, if so ordered by such Gaming Au-thority or (z) the market value of the Notes. The Company is required under the Indenture to notify the Trustee in writing of any such redemption as soon as practicable. Any holder or beneficial owner of Notes applying for a license, qualification or a finding of suitability must pay all costs of the licensure or investigation for such qualification or finding of suitability.

Mandatory Redemption

    The Indenture will require that at all times while the Notes are out-standing, the Company will monitor the outstanding principal balance of in-debtedness secured by the Wraparound Mortgage. If at any time the Company determines that principal payments scheduled to be made on the Wraparound Mortgage (other than principal payments scheduled to be made at the final maturity of the Wraparound Mortgage) during the 180-day period immediately following that determination will cause the aggregate principal amount of the indebtedness secured by the Wraparound Mortgage to be less than the ag-gregate principal amount of the Notes, then the Company promptly will call for redemption a portion of the Notes which, after giving effect to the re-demption and the principal payments (other than principal payments scheduled to be made at the final maturity of the Wraparound Mortgage) scheduled to be made during the 180-day period on the indebtedness secured by the Wraparound Mortgage, will cause the aggregate principal amount of the Notes to be less than the aggregate principal amount of indebtedness secured by the Wraparound Mortgage. Any Notes redeemed in this way will be selected by lot. The redemption price will be 100% of principal amount, plus accrued and un-paid interest to the date of redemption, plus (i) if so redeemed prior to
     , 1998, the Applicable Premium or (ii) if so redeemed on or after
       , 1998 the premium, if any, that would otherwise be payable in the case of an optional redemption by the Company on such date. The maximum ag-gregate principal amount of Notes that may be redeemed pursuant to this pro-vision is $10 million. To minimize the possibility of mandatory redemption, the Indenture will require that the Company and its subsidiaries not accept any voluntary prepayment under the Wraparound Mortgage. In addition, the In-denture will require that the Company use not less than $8 million from the net proceeds of this offering to finance internal improvements to the Cla-ridge which will be funded through FF&E Loans. In connection therewith, the Operating Lease will be amended to provide that the principal on those FF&E Loans will be payable at final maturity of the Wraparound Mortgage rather than in the forth and fifth years after funding, as in the case with the ex-isting FF&E Loans. See "Business - Certain Transactions and Agreements." Based on internal forecasts prepared by the Company's management of amounts expected to be outstanding under the Wraparound Mortgage and certain other assumptions, the Company does not expect that mandatory redemption of this type will be required. See "Business - Certain Transactions and Agreements."

    Except as provided above and as set forth below under "Annual Excess Cash Tender" and "Redemption or Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payment with respect to the Notes.

Selection and Notice

    If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata ba-sis, by lot or by such method as the Trustee shall deem fair and appropri-ate, provided that no Notes of $1,000 or less shall be redeemed in part. No-tice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in prin-cipal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Annual Excess Cash Tender

    The Indenture will require that beginning in 1995 and annually thereaf-ter, within 30 days after the publication of the Company's audited financial statements for the immediately preceding fiscal year, the Company will make an offer (an "Excess Cash Offer") to all holders of Notes to purchase the maximum principal amount of Notes that may be purchased out of an amount equal to 50% of the Company's Excess Cash from the immediately preceding fiscal year (the "Available Excess Funds"), at an offer price in cash in an amount equal to 100% of the outstanding principal amount thereof in ac-cordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Excess Cash Offer is less than the Available Excess Funds, the Company may use the remaining amount for general corporate purposes. If the aggregate principal amount of Notes tendered by holders in response to an Excess Cash Offer exceeds the amount of Available Excess Funds, the Trustee will select the Notes to be purchased on a pro rata basis. No Excess Cash Offer will be required to be made to the extent the Excess Cash for the immediately preceding fiscal year is less than $10 million (i.e., any Excess Cash Offer will be for at least $5 million principal amount of Notes). Excess Cash from any year will not be carried forward or be used to compute Excess Cash in any subsequent fiscal year.

    "Excess Cash" means, with respect to any year, the Company's Adjusted EBITDA for that year, less the aggregate of the following items, to the ex-tent paid that year: (i) federal and state income taxes; (ii) cash interest;
(iii) Capital Expenditures; (iv) Reinvestment Obligation Payments;
and (v) the net amount of any increase (or decrease) during that year in the amount of the Company's working capital, all as would be shown on the Company's financial statements.

Redemption or Repurchase at the Option of Holders

 Change of Control

    Upon the occurrence of a Change of Control, each holder of Notes shall have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Con-trol Price"). Within 30 days following any Change of Control, the Company shall mail a notice to each holder stating: (i) that the Change of Control Offer is being made pursuant to the covenant entitled "Change of Control" and that all Notes tendered will be accepted for payment; (ii) the purchase price and the purchase date (the "Purchase Date"), which shall be no ear-lier than 30 days nor later than 40 days from the date such notice is mailed (unless a longer period is required by law); (iii) that any Note not ten-dered will continue to accrue interest; (iv) that, unless the Company de-faults in the payment of the Change of Control Price, all Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue inter-est after the Purchase Date; (v) that holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surren-der the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day preceding the Purchase Date; (vi) that holders will be entitled to with-draw their election if the Payment Agent receives, not later than the close of business on the second business day preceding the Purchase Date, a tele-gram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Notes delivered for purchase, and a state-ment that such holder is withdrawing his election to have such Notes pur-chased; and (vii) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased por-tion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

    The Indenture requires that on the Purchase Date, the Company will, to the extent lawful, (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer; (ii) deposit with the Paying Agent an amount equal to the Change of Control Price in respect of all Notes or portions thereof so tendered; and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Company. The Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee shall promptly authenticate and mail to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new Note shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the re-sults of the Change of Control Offer on or as soon as practicable after the Purchase Date.

    Due to its highly leveraged nature, the Company may not have adequate financial resources to purchase Notes tendered pursuant to a Change of Con-trol Offer and there can be no assurance that the Company would be able to obtain such resources through a refinancing of the Notes to be repurchased or otherwise. The inability of the Company to repurchase Notes tendered upon a Change of Control would constitute an Event of Default under the Inden-ture.

    Except as described above with respect to a Change of Control, the In-denture does not contain any other "event risk" provisions that permit the holders of Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

    The Change of Control purchase feature of the Notes may in certain cir-cumstances make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control purchase feature, however, is not the result of management's knowledge of any spe-cific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control purchase feature is a result of negotiations between the Company and the Underwriters. Management has no present inten-tion to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions including acquisitions, refinancings or other re-capitalizations, that would not constitute a Change of Control under the In-denture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit rat-ings. The Company intends to comply with all applicable laws, including without limitation Section 14(e) of the Exchange Act and the rules thereun-der, in the event that it is required to offer to repurchase any Notes upon a Change of Control.

    The Company and the Trustee may not waive or modify any rights of the holders of Notes upon a Change of Control without the consent of the holders of the principal amount of the then outstanding Notes required by the Inden-ture.

    For these purposes, "Change of Control" is defined in the Indenture to mean the occurrence of any of the following events: (i) the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of (x) the Company and its Subsidiaries or (y) the Partnership; (ii) the liquidation or dissolution of the Company or CPPI; (iii) the Company be-comes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy vote, written notice or otherwise) the ac-quisition by any "person" or related group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provi-sions to either of the foregoing, including any "group" acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Company's Exist-ing Management, in a single transaction or in a related series of transac-tions, by way of merger, consolidation or other business combination or pur-chase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power entitled to vote in the election of the Board of Directors of the Com-pany or such other person surviving the transaction; (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Company's Board of Directors (together with any new direc-tors whose election or appointment by such board or whose nomination for election by the shareholders of the Company was approved by a vote of a ma-jority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company's Board of Directors then in office; (v) the Company fails to own, directly or indirectly, 100% of the capital stock of CPPI or 100% of the capital stock of any other person holding a gaming license to operate the Existing Hotel Casino; or (vi) the ownership of the Claridge by any en-tity other than the Partnership, the Company, CPPI or any successor entity or Subsidiary or Affiliate of any of them; provided, however, that a Unifi-cation Transaction effected in accordance with the terms of the Indenture shall not constitute a Change of Control. See "Certain Covenants - Transac-tions with the Partnership; Unification Transaction."

    "Existing Management" is defined to mean the persons who at the Issue Date are directors or executive officers of the Company.

    The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substan-tially all" of the Company's assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries to another person may be uncertain.

    There are currently no liabilities that would need to be repaid or con-sents or waivers that would need to be obtained prior to or concurrently with the Company's repurchase of the Notes upon a Change of Control. How-ever, it is possible that terms of the Company's future senior indebtedness will prohibit or restrict the Company's repurchase of the Notes upon a Change of Control.

 Asset Sales

    The Indenture will provide that the Company will not, and will not per-mit any of its Restricted Subsidiaries to, cause, make or suffer to exist any Asset Sale (other than to the Company or any wholly owned Restricted Subsidiary) unless (i) no Default exists or is continuing immediately prior to and after giving effect to such Asset Sale; (ii) the Company (or the Sub-sidiary, as the case may be) receives consideration at the time of each such Asset Sale at least equal to the fair market value (evidenced by a resolu-tion of the Board of Directors set forth in an Officers' Certificate deliv-ered to the Trustee) of the assets or equity securities sold or otherwise disposed of; and (iii) at least 90% of the consideration therefor received by the Company or such Subsidiary is in the form of cash; provided, however, that the amount of (x) any liabilities (as shown of the Company's or such Subsidiary's most recent balance sheet or in the notes thereto), of the Com-pany or any Subsidiary (other than liabilities that are by their terms sub-ordinated to the Notes or any Guaranty thereof) that are assumed by the transferee of any such assets and (y) any notes or other obligations received by the Company or any such Subsidiary from such transferee that are immediately converted by the Company or such Subsidiary into cash, shall be deemed to be cash (to the extent of the cash received) for purposes of this provision.

    "Asset Sale" means (i) any sale, lease, transfer, conveyance or other disposition of any assets (including by way of a sale-and-leaseback) other than the sale or transfer of inventory or goods held for sale in the ordi-nary course of business and other than any sale, lease, transfer, conveyance or other disposition of assets, goods, inventory or equipment that have be-come obsolete (provided that the term "Asset Sale" shall not include any transaction which is governed by the provisions of the Indenture described under the captions "Change of Control" or "Merger, Consolidation or Sale of Assets"); (ii) any issuance, sale, lease, transfer, conveyance or other disposition of any equity securities of any of its Subsidiaries (other than a Non-Recourse Subsidiary) to any person other than the Company or any wholly owned Subsidiary (other than a Non-Recourse Subsidiary); or (iii) any Event of Loss, in each case, whether in a single transaction or a series of related transactions, that in the case of each of clauses (i), (ii) and
(iii), (a) involves assets having a fair market value in excess of $3 mil-lion or (b) results in Net Proceeds in excess of $3 million.

    "Event of Loss" means, with respect to any property or asset (tangible or intangible, real or personal), any of the following: (i) any loss, de-struction or damage of such property or asset; (ii) any institution of any proceedings for the condemnation or seizure of such property or asset or for the exercise of any right of eminent domain or navigational servitude; or
(iii) any actual condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation of such property or asset or the requisition of the use of such property or assets.

    Within 360 days after any Asset Sale, the Company (or the Subsidiary, as the case may be) may reinvest or cause to be reinvested the Net Proceeds from such Asset Sale in another asset or business in a Gaming Related Busi-ness, provided, that if there is an Asset Sale with respect to any Collat-eral and the Net Proceeds from such Asset Sale (either individually or when combined with the Excess Proceeds from Asset Sales of Collateral during such 360-day period) exceeds $3 million, then such Net Proceeds shall be held in a segregated account (which may, at the Company's option, be invested in Mar-ketable Securities) which will be pledged to the Trustee as collateral agent to secure the Company's obligations under the Notes or the Indenture or the obligations of the Guarantors under each of their respective Subsidiary Guaranties or the Indenture until such Net Proceeds are either reinvested or applied to redeem the Notes as described below; provided, further that if there is an Asset Sale with respect to any Collateral and the Net Proceeds from such Asset Sale are reinvested, such Net Proceeds shall only be rein-vested in assets defined as Collateral under the Related Documents and the assets acquired by such reinvestment will be pledged to the Trustee to se-cure the Company's obligations under the Notes or the Indenture or the obli-gations of the Guarantors under each of their respective Subsidiary Guaran-ties or the Indenture. Any Net Proceeds from any Asset Sale that are not reinvested as provided in the preceding sentence constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10 mil-lion, the Company will make an offer (an "Asset Sale Offer") (i) to all holders of Notes to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds or (ii) at the Company's option, to redeem outstanding Notes and pari passu Indebtedness, on a pro rata basis in relation to the outstanding aggregate principal amount of such Indebtedness and the aggregate principal amount of the Notes then outstanding, in each case at an offer price in cash in an amount equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer to purchase is less than the Excess Proceeds, the Company may use such deficiency for general corporate purposes. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds will be reset at zero.

    Notwithstanding the permitted reinvestment referred to in the first sen-tence of the immediately preceding paragraph, in the case of an Asset Sale involving an Event of Loss with respect to the Existing Hotel Casino in ex-cess of $10 million, the Company shall make an Asset Sale Offer to all hold-ers of Notes to purchase the maximum principal amount of Notes that may be purchased out of the Net Proceeds from such Asset Sale, provided, however, that the Company may reinvest the Net Proceeds from such Asset Sale in a Gaming Related Business in Atlantic City, New Jersey, so long as the Company delivers or causes to be delivered to the Trustee a written opinion from a reputable architect and an Officers' Certificate to the effect that an oper-ating casino containing at least 80% of the slot machines and 80% of the ta-ble games which existed immediately prior to the Event of Loss could be op-erational through the reinvestment of the Net Proceeds from such Event of Loss and such reinvestment will be completed within two years of such Asset Sale.

Certain Covenants

 Restricted Payments

    The Indenture will provide that the Company will not, and will not per-mit any of its Restricted Subsidiaries to, directly or indirectly: (i) de-clare or pay any dividend or make any distribution on account of the Com-pany's or any of its Restricted Subsidiaries' Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disquali-fied Stock) of the Company or such Restricted Subsidiary, dividends or dis-tributions payable to the Company or any wholly owned Restricted Subsidiary of the Company, or dividends by a Subsidiary on its common stock if such dividends are paid pro rata to all holders of such common stock); (ii) pur-chase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Subsidiary or other Affiliate of the Company (other than any such Equity Interests owned by the Company or any wholly owned Re-stricted Subsidiary of the Company); (iii) voluntarily purchase, redeem, de-fease or otherwise acquire or retire for value any Indebtedness that is pari passu with or subordinated to the Notes (other than Indebtedness incurred under clauses (i), (ii), (iii), (v) and (viii) of the exceptions to the "Incurrence of Indebtedness" covenant); or (iv) make any Restricted In-vestment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted
Payments"), unless, at the time of such Restricted Payment:

        (a) no Default or Event of Default shall have occurred and be con-tinuing or would occur as a consequence thereof; and

        (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1 of additional Indebtedness pursuant to the Adjusted Fixed Charge Coverage Ratio test set forth in the cove-nant entitled "Incurrence of Indebtedness;" and

        (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries after the date of the Indenture (including Restricted Payments permitted by clauses (i) and (ii) of the next succeeding paragraph but excluding any Restricted Payments permitted by clauses (iii)-(ix) of the next succeed-ing paragraph), is less than the amount which is equal to (without dupli-cation): (w) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from January 1, 1994 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (x) 100% of the aggregate net cash proceeds received by the Company from the issuance or sale of Equity Interests of the Company (other than Equity Interests sold to a Subsidiary of the Com-pany and other than Disqualified Stock) since the Issue Date, plus (y) Ex-cess Non-Recourse Subsidiary Cash Proceeds received after the Issue Date, less (z) Unification Transaction Payments. For the purposes of this paragraph (c), Consolidated Net Income shall exclude any extraordinary gain (but not extraordinary loss), together with any related provisions for taxes on such extraordinary gain (but not extraordinary loss), real-ized in connection with any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions).

    The foregoing provisions will not prohibit (i) the payment of any divi-dend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the pro-ceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Dis-qualified Stock); (iii) Investments by the Company or any Subsidiary in an amount not to exceed $10 million in the aggregate (measured as of the date such Investments were made) in any Non-Recourse Subsidiaries engaged in a Gaming Related Business; (iv) Investments by the Company or any Subsidiary in any Non-Recourse Subsidiary engaged in a Gaming Related Business in an amount (measured as of the date such Investments were made) not to exceed in the aggregate 100% of all cash received by the Company or any wholly owned Subsidiary (other than a Non-Recourse Subsidiary) from any Non-Recourse Sub-sidiary (other than cash which is or may be required to be repaid or returned to such Non-Recourse Subsidiary) up to $10 million in the aggregate and thereafter 50% of all cash received by the Company or any wholly owned Subsidiary (other than a Non-Recourse Subsidiary) from any Non-Recourse Sub-sidiary (other than cash which is or may be required to be repaid or returned to such Non-Recourse Subsidiary); (v) the purchase, redemption, de-feasance, or other acquisition or retirement for value of any pari passu In-debtedness with the substantially concurrent purchase, redemption, defeas-ance, or other acquisition or retirement for value of the Notes (on a pro rata basis in relation to the outstanding aggregate principal amount of such Indebtedness and the aggregate principal amount of the outstanding Notes);
(vi) any voluntary purchase, redemption, defeasance or other acquisition or retirement for value of any pari passu Indebtedness with the proceeds of the substantially concurrent issuance of Refinancing Indebtedness relating to such pari passu Indebtedness in accordance with the "Incurrence of Indebt-edness" covenant; (vii) any purchase, redemption, defeasance or other ac-quisition or retirement for value of any pari passu Indebtedness (other than pursuant to clause (v) or (vi) above) up to $10 million in aggregate princi-pal amount; (viii) any Unification Transaction otherwise permitted under the Indenture; and (ix) the purchase of the Contingent Payment for aggregate consideration (excluding consideration in the form of Equity Interests of the Company other than Disqualified Stock) not to exceed $10 million; pro-vided, however, that (A) with respect to clauses (iii)-(ix) above, immedi-ately after giving effect to the transaction contemplated therein, no De-fault or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and (B) with respect to clauses (iv)-(vii) above at the time of such transaction and after giving pro forma effect thereto as if such transaction had been entered into by the Company at the beginning of the applicable four-quarter period, the Company would have been permitted to incur at least $1 of additional Indebtedness pursuant to the Adjusted Fixed Charge Coverage Ratio test set forth in the first paragraph of the "Incurrence of Indebtedness" covenant.

    Any Guaranty that is an Investment in a Non-Recourse Subsidiary shall cease to be deemed an Investment (and shall be deemed to have not been made) if and to the extent that the Guaranty is unconditionally released without payment of the obligations guarantied by the Company or any Subsidiary (other that a Non-Recourse Subsidiary).

 Incurrence of Indebtedness

    The Indenture will provide that the Company will not, and will not per-mit any of its Subsidiaries to, directly or indirectly, create, incur, is-sue, assume, guaranty or otherwise become directly or indirectly liable with respect to or become responsible for (collectively, "incur") any Indebted-ness and the Company will not issue any Disqualified Stock and will not per-mit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company or any Subsidiary may incur Indebtedness if (i) the Adjusted Fixed Charge Coverage Ratio on the date immediately pre-ceding the date on which such additional Indebtedness is incurred is greater than the appropriate ratio set forth below, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom, including, without limitation, the earnings of any business or asset acquired with the proceeds of such Indebtedness) as if the additional Indebtedness had been incurred at the beginning of such four-quarter period; (ii) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and (iii) the Indebtedness to be incurred has a Weighted Average Life to Maturity that exceeds the remaining Weighted Aver-age Life to Maturity of the Notes.

         For Indebtedness incurred in:               Ratio:
         -----------------------------               ------
                   1994 .................          2.25 to 1
                   1995 .................          2.50 to 1
                   1996 .................          2.75 to 1
                   1997 and thereafter ..          3.00 to 1

    The foregoing limitations will not apply to the incurrence by the Com-pany or any Subsidiary of (i) Indebtedness under any Working Capital Credit Agreement for working capital purposes in an aggregate principal amount out-standing at any one time not to exceed $7.5 million, provided, however, that there shall be no such Indebtedness outstanding for a period of 14 consecu-tive days in each calendar year (other than in respect of standby letters of credit); (ii) the incurrence by the Company and its subsidiaries of the Ex-isting Indebtedness; (iii) Gaming Business Purchase Money Obligations not to exceed $10 million outstanding at any one time; (iv) Indebtedness represented by the Notes and by any Guaranty of the Notes; (v) Indebtedness represented by Hedging Obligations entered into with counterparties that are Qualified Issuers with respect to floating rate Indebtedness otherwise per-mitted under this paragraph; (vi) the incurrence by the Company of Indebted-ness issued in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, or refund Indebtedness referred to in clauses (i) through (v) above (the "Refinancing Indebtedness"), provided, however, that (A) the principal amount of such Refinancing Indebtedness shall not ex-ceed the principal amount of Indebtedness so extended, refinanced, renewed, replaced, substituted or refunded (plus the amount of reasonable expenses incurred in connection therewith); (B) the Refinancing Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refi-nanced, renewed, replaced or refunded; (C) the Refinancing Indebtedness shall be subordinated in right of payment to the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced or refunded; and (D) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; (vii) Non-Recourse Debt incurred by a Non-Recourse Subsidiary; and (viii) Indebtedness between the Company and any wholly owned Restricted Subsidiary, provided, however, that if any such wholly owned Restricted Subsidiary ceases to be a wholly owned Restricted Subsidiary or transfers such Indebtedness (other than to the Com-pany or a wholly owned Restricted Subsidiary), such events shall be deemed, in each case, to constitute the incurrence of such Indebtedness by the Com-pany or by such Subsidiary, as the case may be, at the time of such event.

 Liens

    The Indenture will provide that neither the Company nor any of its Sub-sidiaries may directly or indirectly create, incur, assume or suffer to ex-ist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except: (i) Liens existing on the Issue Date (other than Liens securing In-debtedness to be repaid on the Issue Date); (ii) Liens on the assets acquired or leased with the proceeds of Gaming Business Purchase Money Obli-gations permitted to be incurred under the "Incurrence of Indebtedness" covenant; (iii) Permitted Liens; (iv) Liens securing Refinancing Indebted-ness incurred pursuant to clause (vi) under the "Incurrence of Indebted-ness" covenant; provided that the Refinancing Indebtedness so issued and secured by such Lien shall not be secured by any property or assets of the Company or any of its Subsidiaries other than the property or assets subject to the Liens securing such Indebtedness being refinanced and provided, fur-ther, that if such Refinancing Indebtedness is pari passu Indebtedness, the holders of such Indebtedness or any trustee or other representative thereof become a party to an Intercreditor Agreement and exercise rights and reme-dies in accordance with the provisions thereof; (v) Liens on the assets of any Non-Recourse Subsidiary to secure Non-Recourse Debt of such Non-Recourse Subsidiary; (vi) Liens created pursuant to the Related Documents to secure the obligations under the Notes, any Guaranty of the Notes and the Inden-ture; (vii) Liens on the Casino Assets securing Indebtedness and related ob-ligations under any Working Capital Credit Agreement to the extent such In-debtedness and related obligations are permitted under the "Incurrence of Indebtedness" covenant; provided that if such Indebtedness is pari passu Indebtedness, the holders of such Indebtedness or any trustee or other rep-resentative thereof become a party to an Intercreditor Agreement and exer-cise rights and remedies in accordance with the provisions thereof; (viii) Liens on a Project Expansion securing any Indebtedness permitted to be in-curred under the "Incurrence of Indebtedness" covenant which is used to finance the Project Costs of a Project Expansion; provided that (A) such Lien is junior to or pari passu with the Lien securing the Notes, (B) the aggregate principal amount of such Indebtedness does not exceed 70% of the aggregate Project Costs of such Project Expansion; and (C) the Notes are se-cured by such Project Expansion on a senior or pari passu basis with respect to such Lien; and provided, further, that the holder of such Indebtedness or any trustee or other representative thereof becomes a party to an Intercre-ditor Agreement and exercises rights and remedies in accordance with the provisions thereof; and (ix) Liens on a New Project to secure Indebtedness incurred to finance the costs of such New Project pursuant to the Adjusted Fixed Charge Coverage Ratio test described under "Incurrence of Indebted-ness" above.

 Dividend and Other Payment Restrictions Affecting Subsidiaries

    The Indenture will provide that the Company will not, and will not per-mit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (a) pay dividends or make any other dis-tributions to the Company or any of its Subsidiaries (i) on its Capital Stock or (ii) with respect to any other interest or participation in, or measured by, its profits; or (b) pay any Indebtedness owed to the Company or any of its Subsidiaries; (c) make loans or advances to the Company or any of its Subsidiaries; or (d) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restric-tions existing under or by reason of (i) Existing Indebtedness as in effect on the Issue Date (other than Indebtedness to be repaid on the Issue Date),
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
(ii) the Indenture and the Notes, (iii) applicable law, (iv) any instrument governing Indebtedness or Capital Stock of a person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (ex-cept to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired, pro-vided that the Adjusted Consolidated Cash Flow of such person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture, (v) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (vi) with respect to clause (c) above, purchase money obligations for property acquired in the ordinary course of business, (vii) permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more re-strictive than those contained in the agreements governing the Indebtedness being refinanced, or (viii) restrictions imposed on any Non-Recourse Subsid-iary by any Non-Recourse Debt.

 Merger, Consolidation, or Sale of Assets

    The Indenture will provide that neither the Company nor CPPI may consoli-date or merge with or into (whether or not the Company or CPPI is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more re-lated transactions to, another corporation, person or entity unless (i) the Company or CPPI, as the case may be, is the surviving corporation or the en-tity or the person formed by or surviving any such consolidation or merger
(if other than the Company or CPPI) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or person formed by or surviving any such consolidation or merger (if other than the Company or CPPI) or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the obligations of the Company or CPPI, as the case may be, pursuant to a sup-plemental indenture in a form reasonably satisfactory to the Trustee, under the Notes and the Indenture; (iii) immediately before and after such trans-action no Default or Event of Default exists or would exist; (iv) the Com-pany or any entity or person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made (A) will have Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting ad-justments resulting from the transaction) equal to or greater than the Con-solidated Net Worth of the Company immediately preceding the transaction and
(B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applica-ble four-quarter period, be permitted to incur at least $1 of additional In-debtedness pursuant to the Adjusted Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness"; except that this condition (iv) need not be satisfied in connection with any Unification Transaction; (v) such transactions would not require any holder of Notes to obtain a gaming license or be qualified under the laws of any applicable gaming jurisdiction, provided that such holder would not have been required to obtain a gaming license or be qualified under the laws of any applicable gaming jurisdiction in the absence of such transactions; and (vi) such transactions would not result in the loss of any qualification or any mate-rial license of the Company or its Subsidiaries necessary for any Gaming Re-lated Business then operated by the Company or its Subsidiaries.

 Additional Subsidiary Guaranties

    The Indenture will provide that if (i) the Company or any of its Restricted Subsidiaries shall transfer or cause to be transferred, in one or a series of related transactions, any Collateral having a book value in ex-cess of $5 million or shall otherwise make an Investment having a book value in excess of $5 million to or in any Subsidiary (other than a Non-Recourse Subsidiary) that is not a Guarantor, or (ii) the Company establishes a Sub-sidiary other than CPPI that operates the Existing Hotel Casino, then such Subsidiary shall become a Guarantor of the Notes to the same extent as CPPI and deliver to the Trustee appropriate documents in accordance with the terms of the Indenture.

 Transactions with Affiliates

    The Indenture will provide that the Company will not, and will not per-mit any of its Subsidiaries to sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or maintain any contract, agreement, understanding, loan, ad-vance or guaranty with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (a) such Affiliate Transac-tion is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transac-tion by the Company or such Subsidiary with an unrelated person, and (b) such Affiliate Transaction is approved by a majority of disinterested mem-bers of the Company's board of directors, and (c) the Company delivers to the Trustee (1) with respect to any Affiliate Transaction involving aggre-gate payments in excess of $1 million, an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above and such Af-filiate Transaction is approved by a majority of the disinterested members of the Company's board of directors, and (2) with respect to any Affiliate Transaction involving aggregate payments in excess of $5 million, an opinion as to the fairness to the Company or such Subsidiary from a financial point of view issued by an investment banking firm of national standing; provided, however, that the following shall not be deemed Affiliate Transactions: (i) any employment agreement entered into by the Company or any of its Subsid-iaries in the ordinary course of business and consistent with the past prac-tice of the Company or such Subsidiary; (ii) any consulting or similar ar-rangements entered into by the Company or any of its subsidiaries under which payments do not exceed $200,000 with respect to any individual, and do not exceed $500,000 in the aggregate, in any calendar year; (iii) transac-tions between or among the Company and/or its wholly owned Restricted Sub-sidiaries; (iv) transactions permitted by the provisions of the Indenture described above under the covenant "Restricted Payments"; (v) payments by the Company pursuant to the indemnification agreement with its directors and officers in such director's or officer's capacity as a director or officer of the Company or a wholly owned Restricted Subsidiary; (vi) loans to em-ployees of the Company or any wholly owned Restricted Subsidiary, in an amount approved by a majority of the disinterested members of the Board of Directors of the Company or any wholly owned Restricted Subsidiary, as the case may be, not to exceed $500,000 in aggregate principal outstanding at any one time; (vii) the Claridge Lease and the Wraparound Mortgage, each as in effect on the Issue Date, with such changes as may be permitted under the covenant "Transactions with the Partnership; Unification Transaction";
(viii) any Unification Transaction; and (ix) any other transaction with the Partnership permitted under the "Transactions with the Partnership; Unifi-cation Transaction" covenant.

 Transactions with the Partnership; Unification Transaction

    The Indenture will provide that the Company and its Subsidiaries will not agree to any amendment or waiver of the terms of or take any action (or omit to take any action) the result of which would be to abrogate, termi-nate, reduce or otherwise adversely affect any of its or their rights under the Claridge Lease or the Wraparound Mortgage (in each case as in effect on the Issue Date); provided, however, that (i) the Company and its Restricted Subsidiaries may enter into an amendment of the Claridge Lease that provides solely for a deferral, reduction or abatement of rent thereunder, provided that the Trustee shall have been provided with an opinion of counsel (a
"Tax Opinion") to the effect that any such amendment would not result in material adverse federal income tax consequences to the Company or any of its Restricted Subsidiaries or the holders of Notes and (ii) the Company and its Restricted Subsidiaries may enter into any amendment to, or terminate, the Claridge Lease or the Wraparound Mortgage as necessary or appropriate in connection with a Unification Transaction permitted hereunder; (iii) the Company and its Subsidiaries may consummate a Unification Transaction, provided, however, that (A) on a pro forma basis after giving effect to the Unification Transaction and the payment of Unification Transaction Payments, the ratio of Adjusted Indebtedness to Adjusted EBITDA at such date is less than 3.0 to 1, (B) the Company shall have obtained from a nationally recogniz-ed investment banking firm an opinion as to the fairness of the Unification Transaction to the Company from a financial point of view, and (C) the Company, CPPI or such successor entity of either of them which owns the Hotel Assets expressly assumes all of the obligations of the mortgagor under the Mortgage and of the pledgor under the other applicable Related Documents and delivers appropriate documents and other instruments to the Trustee or the Collateral Trustee, as the case may be; and (D) after giving effect to such Unification Transaction, no Default or Event of Default shall have occurred and be continuing or would occur as a result thereof; (iv) the Company and its Restricted Subsidiaries shall, if so requested by the Trustee or the Collateral Trustee, enter into any amendment to and grant their consent or waiver under the Claridge Lease or the Wraparound Mortgage to permit the Trustee or the Collateral Trustee, as the case may be, to more effectively enforce the Liens over the Collateral and exercise the rights granted to the Collateral Trustee under any of the Related Documents; and (v) the Company and its Restricted Subsidiaries may enter into any amendment to the Wraparound Mortgage and the Claridge Lease as necessary or appropirate in connection with any future acquisition of land or facility construction by the Partnership used or to be used in the business of the Claridge on terms no less favorable to the Company and its Restricted Subsidiaries than the existing arrangements.
The Indenture will also provide that, subject to the foregoing, the Company shall renew the term of the Claridge Lease in accordance with its terms.

 Business Activities

    The Indenture will provide that the Company will not, and will not per-mit any Subsidiary to, engage in any business other than those necessary for, incident to, connected with or arising out of the gaming business (in-cluding developing and operating hotel casinos, sports or entertainment fa-cilities, transportation services or other related activities or enterprises and any additions or improvements thereto). The Company or its Subsidiaries may not enter into any gaming jurisdictions in which the Company or its Sub-sidiary is not presently licensed if all of the holders of Notes will be re-quired to be licensed, provided, however, that this sentence shall not pro-hibit the Company or its Subsidiary from entering any jurisdiction that does not require the licensing or qualification of all of the holders of Notes, but reserves the discretionary right to license or qualify any holder of the Notes.

 Insurance

    The Indenture will provide that, until the Notes have been paid in full, the Company will, and will cause its Subsidiaries, to maintain insurance with responsible carriers against such risks and in such amounts as is cus-tomarily carried by similar businesses with such deductibles, retentions, self-insured amounts and coinsurance provisions as are customarily carried by similar businesses of similar size, including, without limitation, prop-erty and casualty loss, workers' compensation and interruption of business insurance, and shall provide satisfactory evidence of such insurance to the Trustee at least 30 days prior to the anniversary or renewal date of each such policy, which certificate shall expressly state such expiration date for each policy listed. Notwithstanding the foregoing, customary insurance coverage for the purposes of this Indenture shall include the following: (i) workers' compensation insurance in full compliance with all applicable state and federal laws and regulations, (ii) property insurance protecting prop-erty, including, without limitation, the Hotel Assets, against loss or dam-age by fire, lightning, windstorm, tornado, water damage, vandalism, riot, earthquake, civil commotion, malicious mischief, hurricane, and such other risks and hazards as are from time to time covered by an "all-risk" policy or a property policy covering "special" causes of loss. Such insurance shall provide coverage in not less than 100% of actual replacement value and with a deductible no greater than $1,000,000 (as determined at each policy renewal based on the F.W. Dodge Building Index or some other nationally rec-ognized means) of any improvements, and (iii) business interruption insur-ance for a period not less than one year, and in an amount based upon 100% of estimated continuing expenses and lost cash flow for the fiscal year with respect to which the insurance coverage is in effect less non-continuing ex-penses.

    All insurance under this provision shall name the Trustee or the Collat-eral Trustee as an additional insured or loss payee, as applicable. All such insurance shall be issued by carriers having an A.M. Best & Company, Inc. rating of A- or higher and a financial size category of not less than XI, or if such carrier is not rated by A.M. Best & Company, Inc., having the finan-cial stability and size deemed appropriate by the Issuer after consultation with a reputable insurance broker.

 Redesignation of Non-Recourse Subsidiary

    Any Non-Recourse Subsidiary may be redesignated by the Company as a Sub-sidiary that is not a Non-Recourse Subsidiary, provided, however, that at the time of such designation and after giving pro forma effect to such des-ignation as if it occurred at the beginning of the applicable four-quarter period, (i) the Company could incur $1 of additional Indebtedness pursuant to the Adjusted Fixed Charge Coverage Ratio test set forth in the first paragraph of the "Incurrence of Indebtedness" covenant and (ii) no Default or Event of Default shall have occurred and be continuing or occur as a con-sequence thereof.

 Reports

    The Indenture will provide that, whether or not the Company is required to be subject to Section 13(a) or 15(d) of the Exchange Act, so long as any Notes are outstanding, the Company will file with the Securities and

Exchange Commission (the "Commission") all quarterly and annual reports and other documents required pursuant to such Sections, and to mail to all holders of Notes and the Trustee copies of such reports.

 Payments for Consent

    Neither the Company nor any of its Subsidiaries shall, directly or indi-rectly, pay or cause to be paid any consideration, whether by way of inter-est, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

 Use of Proceeds

    The Indenture will provide that the Company will, immediately upon con-summation of the issuance and sale of the Notes, contribute the net proceeds therefrom to the equity capital of CPPI.

CPPI Guarantee

    CPPI will unconditionally and irrevocably guarantee the full and punc-tual payment (whether at stated maturity, upon acceleration or otherwise) of the principal of and premium and interest on each Note and all other amounts payable by the Company under the Indenture. Certain other Subsidiaries will be required under the Indenture to become Guarantors. See "Additional Sub-sidiary Guaranties."

    The obligations of each Guarantor under its guarantee will be uncondi-tional and absolute, irrespective of any invalidity, illegality, unenforcea-bility of any Note or the Indenture or any extension, compromise, waiver or release in respect of any obligation of the Company or any other Guarantor under any Note or the Indenture, or any modification or amendment of or sup-plement to the Indenture.

    The obligations of each Guarantor under its guarantee will rank senior in right of payment to all subordinated indebtedness of such Guarantor and pari passu in right of payment with all other senior indebtedness of such Guarantor.

    Under the Indenture, CPPI and any other Guarantor may consolidate with, merge with or into, or transfer all or substantially all of its assets to any other person to the same extent that the Company may consolidate with, merge with or into, or transfer all or substantially all of its assets to any other person; provided the other person assumes such person's obliga-tions.

    If CPPI or any other Guarantor is or becomes insolvent, the guarantee given by that entity could be challenged, including, but not limited to, un-der applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent transfer law, and the payment of amounts by guarantor pursuant to the guarantee could be voided and be required to be returned to such guarantor, or to a fund for the benefit of the creditors of such guar-antor or to certain judgment creditor thereof.

    Separate financial statements of CPPI are not included herein because such Guarantor is jointly and severally liable with the Company in respect of the Notes, and the consolidated net assets, earnings and equity of CPPI are substantially equivalent to the net assets, earnings and equity of the Company on a consolidated basis.

Security

    The Notes will be secured by (i) a non-recourse mortgage granted by the Partnership representing a first priority lien on the Hotel Assets and (ii) a pledge granted by the Company of all the outstanding shares of capital stock of CPPI. The obligations of CPPI under its guarantee will be secured by (x) a collateral assignment of the Wraparound Mortgage and (y) a lien on the Claridge's gaming and other assets, which lien will be subordinated to liens that may be placed on those gaming and other assets to secure a work-ing capital facility in an amount of up to $7.5 million. If the Existing Ho-tel Casino is expanded (including by the addition of a parking facility), the Notes will be additionally secured by a lien on the expansion facili-ties. In the case of the Contemplated Expansion, the Notes will be secured by a mortgage representing a first priority lien. In the case of a Project Expansion, the Notes will be secured by a lien that is either senior to or pari passu with the liens securing any indebtedness incurred to finance the costs of such expansion. The collateral for the Notes will not include (i) certain gaming equipment that has been financed by third parties and is pledged to those parties, or (ii) security interests in a New Project to secure indebted-ness incurred to finance the costs of such New Project pursuant to the Adjusted Fixed Charge Coverage Ratio test described under "Incurrence of Indebtedness" above.

    In the event of a foreclosure proceeding resulting from an Event of De-fault, the Collateral Trustee could seek the appointment of a receiver through a petition to the appropriate state courts for the taking of posses-sion of the Claridge. The receiver would be required to obtain the approval of the NJCCC to continue gaming operations until the foreclosure sale. If the Collateral Trustee acquired the Claridge, it could contract for the op-eration of the Claridge pursuant to an arrangement under which the holders of Notes would not share in the profits or losses of gaming operations of the Claridge (including a lease, on a flat rate basis, of the Claridge) to an independent operator which would be required to comply with the licensing requirements and other restrictions imposed by the applicable NJCCC. If the Collateral Trustee acquires and operates the Claridge, the Trustee and the holders of Notes will, if they share in the profits and losses, and may, in any event, be required to comply with the licensing requirements under ap-plicable gaming laws. See "Business - Gaming Regulation and Licensing."

    In any foreclosure sale, licensing requirements under applicable gaming laws may limit the number of potential bidders and may delay the sale, ei-ther of which could adversely affect the sale price of the Claridge.

Events of Default and Remedies

    The Indenture will provide that each of the following constitutes an Event of Default: (i) default in payment when due at maturity, upon any re-demption, pursuant to the provisions described under "Annual Excess Cash Tender," "Redemption or Repurchase at the Option of Holders," by declara-tion or otherwise, of principal on the Notes by the Company; (ii) default for 30 days in the payment when due of interest on the Notes or any other amount payable to holders under the Indenture by the Company; (iii) failure by the Company or any Subsidiary thereof or the Partnership for 30 days af-ter notice to comply with any of the other provisions of the Indenture or the Related Documents; (iv) default under any mortgage, indenture or instru-ment under which there may be issued or by which there may be secured or ev-idenced any Indebtedness for money borrowed by the Company or any Restricted Subsidiary, or the payment of which is guaranteed by the Company or any Re-stricted Subsidiary, whether such indebtedness or guaranty now exists, or is created after the date of the Indenture, which default (A) is caused by a failure to pay when due principal or interest on such indebtedness within the grace period provided in such indebtedness (which failure continues be-yond any applicable grace period) (a "Payment Default") or (B) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $2.5 million or more; (v) failure by the Company or any Restricted Subsid-iary to pay any final judgments aggregating in excess of $5 million, which judgments are not stayed within 60 days after their entry; (vi) an event of default under any of the Related Documents; (vii) except as permitted by the Indenture, any guarantee of the Notes is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any guarantor, or any person acting on behalf of any guarantor, denies or disaffirms its obligations under its guarantee; (viii) the loss or suspension for more than 90 consecutive days of any license required for the operation of the Claridge; (ix) the cessation of business at the Claridge beyond such time period covered by business interruption insurance; (x) any material default of the Partnership under the Wraparound Mortgage other than the failure of the Partnership to make payments of principal when due upon maturity so long as CPPI may exercise a right of offset in respect thereof under the Claridge Lease, which default continues uncured for a period of 30 days after notice; (xi) any material default of CPPI or the Partnership un-der the Claridge Lease, which default continues uncured for a period of 30 days after notice (the exercise by CPPI of its right of offset will not constitute a default); (xii) failure by the Company to own, directly or indirectly, 100% of the outstanding capital stock of CPPI (other than by reason of a Unification Transaction); (xiii) the termination of the Claridge Lease other than a termination in connection with a Unification Transaction; and (xiv) certain events of bankruptcy or insolvency with respect to the Company, the Partnership or any of the Company's Restricted Subsidiaries.

    If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or CPPI, all outstanding Notes will become due and payable without further action or no-tice. Holders of Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a ma-jority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of Notes notice of any continuing Default or Event of Default (ex-cept a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

    In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant
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
to the optional redemption provisions of the Indenture, an equivalent pre-mium shall also become and be immediately due and payable to the extent per-mitted by law upon the acceleration of the Notes. If an Event of Default oc-curs prior to , 1998 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding
the prohibition on redemption of the Notes prior to     , 1998, then the
premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

    The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its con-sequences under the Indenture except a continuing Default or Event of De-fault in the payment of interest on, or the principal of, the Notes.

    The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Shareholders

    No director, officer, employee, incorporator or shareholder of the Com-pany or CPPI, as such, shall have any liability for any obligations of the Company or CPPI under the Notes, the Indenture or the Related Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Notes by accepting a Note waives and re-leases all such liability. The waiver and release are part of the consider-ation for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Defeasance and Discharge of the Indenture and the Notes

    The Indenture will provide that the Company at any time may terminate all of its obligations under the Notes and the Indenture ("legal defeas-ance"), except for certain obligations, including those with respect to the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. If the Company exer-cises its legal defeasance option, payment of the Notes may not be acceler-ated because of an Event of Default with respect thereto. Subject to the conditions described below, the Company at any time may terminate its obli-gations under the covenants described under "Annual Excess Cash Tender," "Redemption or Repurchase at the Option of Holders" and "Certain Cove-nants" and the operation of the provisions described in clauses (iii),
(iv), (x), (xi) and (xiii) under "Event of Default" ("covenant defeas-ance"). The Company may exercise its legal defeasance option notwithstand-ing its prior exercise of its covenant defeasance option.

    In order to exercise either defeasance option, (i) the Company must ir-revocably deposit in trust (the "defeasance trust") with the Trustee, money, U.S. Governmental Obligations, or a combination thereof sufficient to pay the principal of, premium, if any, and interest on the Notes to redemp-tion or maturity, as the case may be; (ii) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent ac-countants expressing their opinion that the payments of principal and inter-est when due and without reinvestment on the deposited U.S. Government Obli-gations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal, pre-mium, if any, and interest when due on all the Notes to maturity or redemp-tion, as the case may be; (iii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that all preference periods ap-plicable to the defeasance trust have expired under any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of De-fault from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such legal de-feasance or covenant defeasance shall not result in a material breach or vi-olation of or constitute a default under any other material agreement or instrument to which the Company is a party or by which the Company is bound; (vi) the Company delivers to the Trustee an opinion of counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the In-vestment Company Act of 1940, as amended; (vii) the Company shall have de-livered an opinion of counsel to the effect that a valid trust is created at the time of such deposit and the holders of Notes shall have a perfected se-curity interest under applicable law in the U.S. Government Obligations so deposited; (viii) in the case of legal defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reason-ably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the ap-plicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of Notes will not recognize income, gain or loss for federal income tax pur-poses as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred; (ix) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of Notes will not recognize income, gain or losses for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and (x) the Company shall have deliv-ered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to either the legal defeasance or the covenant defeasance, as the case may be, have been complied with.

    Upon the occurrence of either defeasance, the Collateral shall be re-leased.

Transfer and Exchange

    A holder may transfer or exchange Notes in accordance with the Inden-ture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or ex-change any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. The Notes will be subject to certain restrictions on transfer and sale under applicable gaming laws.

    The registered holder of a Note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

    Except as provided in the next succeeding paragraph, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (in-cluding consents obtained in connection with a tender offer or exchange of-fer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including con-sents obtained in connection with a tender offer or exchange offer for Notes).

    Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder of Notes) (i) reduce the principal amount of Notes whose holders must consent to an amend-ment, supplement or waiver; (ii) reduce the principal of or change the fixed maturity of any Note; (iii) alter the provisions with respect to the redemp-tion or repurchase of the Notes in any manner adverse to the holders; (iv) reduce the rate of or change the time for payment of interest on any Note;
(v) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of accelera-tion of the Notes by the holders of at least a majority in aggregate princi-pal amount of the Notes and a waiver of the payment default that resulted from such acceleration); (vi) make any Note payable in money other than that stated in the Notes; (vii) make any change in the provisions of the Inden-ture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or interest on the Notes or make any change in the foregoing amendment and waiver provisions; (viii) waive a re-demption payment with respect to any Note; or (ix) directly or indirectly release the Liens on all or substantially all of the Claridge securing the obligations under the Indenture, the Notes or any Subsidiary Guaranty thereof or directly or indirectly release the Liens on all or substantially all of the Collateral securing the obligations under the Indenture, the Notes or any Subsidiary Guaranty thereof.

    Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for un-certificated Notes in addition to or in place of certificated Notes, to pro-vide for the assumption of the Company's or any Guarantor's obligations to holders of Notes in the case of a merger or consolidation, to provide any additional Collateral for the benefit of the holders of Notes, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Inden-ture of any such holder, or to comply with requirements of the Commission in order to effect, or maintain the qualification of the Indenture under the Trust Indenture Act or to execute and deliver any documents necessary or ap-propriate to release Liens on any Collateral as permitted by the Indenture.

Concerning the Trustee

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of De-fault shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the In-denture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

    Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to The Claridge Hotel and Casino Corporation, In-diana Avenue and The Boardwalk, Atlantic City, New Jersey 08401, Attention:
Frank A. Bellis, Jr., Esq., Secretary.

Certain Definitions

    Set forth below are certain defined terms used in the Indenture. Refer-ence is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "Adjusted EBITDA" means, with respect to the Company at any date, the amount which is equal to (a) the Consolidated Net Income of the Company plus
(b) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing Consolidated Net Income), plus (c) provision for taxes based on income or profits to the extent such provision for taxes was included in computing Consolidated Net Income, plus (d) consolidated interest expense for such period, whether paid or accrued (including amortization of original issue discount, non-cash interest payments, amortization of deferred financ-ing charges and the interest component of capital lease obligations), to the extent such expense was deducted in computing Consolidated Net Income, plus
(e) depreciation, amortization (including amortization of goodwill and other intangibles) and other non-cash charges (excluding any such non-cash charge that requires an accrual of or reserve for cash charges for any future pe-riod and excluding any such non-cash charge that is included in consolidated interest expense or consolidated tax expense) of such person to the extent such depreciation, amortization and other non-cash charges were deducted in computing Consolidated Net Income, plus (f) Rent Expense to the Partnership, plus (g) Reinvestment Obligation Expenses, less (h) Interest from the Part-nership, in the case of each of (a) through (h) for the Reference Period, less (i) Net Partnership Payments for the Adjustment Period, in each case, on a consolidated basis and determined in accordance with GAAP.

    "Adjusted Fixed Charges" means, with respect to the Company at any date, the sum of (a) consolidated interest expense of the Company for the Reference Period, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, non-cash interest payments and the interest compo-nent of capital leases but excluding amortization of deferred financing fees and excluding capitalized interest and interest on the Loan from the Part-nership), plus (b) the product of (i) all cash dividend payments (and non-cash dividend payments in the case of a Subsidiary) on any series of pre-ferred stock, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Company, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

    "Adjusted Fixed Charge Coverage Ratio" means, with respect to the Com-pany and its Restricted Subsidiaries at any date, the ratio of (A) Adjusted EBITDA of the Company and its Restricted Subsidiaries at such date to (B) Adjusted Fixed Charges of the Company and its Restricted Subsidiaries for the Reference Period, provided that (a) in the event that the Company or any of its Subsidiaries (other than any Non-Recourse Subsidiary) incurs, assumes, guaranties or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the Reference Period but prior to the event for which the calculation of the Ad-justed Fixed Charge Coverage Ratio is made, then the Adjusted Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incur-rence, assumption, guaranty or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the begin-ning of the applicable period, (b) in making such computation, the Fixed Charges attributable to interest on any Indebtedness bearing a floating in-terest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire pe-riod, (c) in making such computation, the Fixed Charges attributable to in-terest on any Indebtedness under a revolving credit facility shall be com-puted on a pro forma basis based upon the average daily balance of such Indebtedness outstanding during the applicable period, (d) in the event that the Company or any of its Restricted Subsidiaries consummates a material ac-quisition or an Asset Sale subsequent to the commencement of the Reference Period, then the Adjusted Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such material acquisition or Asset Sale (including the incurrence of any Indebtedness in connection therewith), as if the same had occurred at the beginning of the applicable period, and (e) in the event that the Company or any of its Restricted Subsidiaries purchases any assets or property which was previously leased by the Company or any of its Restricted Subsidiaries subsequent to the commencement of the Reference Period but prior to the event for which the calculation of the Ad-justed Fixed Charge Coverage Ratio is made, then the Adjusted Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such purchase as if the same had occurred at the beginning of the applicable period.

    "Adjusted Indebtedness" means, with respect to the Company and its Re-stricted Subsidiaries at any date, (i) the amount of Indebtedness outstand-ing, less (ii) cash, cash equivalents and Marketable Securities, as would be shown on a consolidated balance sheet of the Company and its Restricted Sub-sidiaries at such date prepared in accordance with GAAP.

    "Adjustment Period" means the Reference Period unless Net Partnership Payments for the Subsequent Period are greater than Net Partnership Payments for the Reference Period, in which case it means the Subsequent Period.

    "Affiliate" of any specified person means any other individual, corpo-ration, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, government or other entity of any kind directly or indirectly controlling or controlled by or under direct or indi-rect common control with such specified person. For purposes of this defini-tion, "control" (including, with correlative meanings, the terms "con-trolling," "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securi-ties, by agreement or otherwise; provided, however, that beneficial owner-ship of 10% or more of the voting securities of a person shall be deemed to be control.

    "Applicable Premium" means, with respect to any Note called for re-demption by the Company in the circumstances described under "Mandatory Re-demption," or with respect to any Note which has been accelerated in cer-tain circumstances described under "Events of Default and Remedies," the greater of (i) 100% of the then outstanding principal amount of such Note, and (ii) the difference of (A) the present value of all required interest and principal payments due on such Note, computed using a discount rate equal to the Treasury Rate plus 75 basis points, minus (B) the then outstanding principal amount of such Note, minus (C) any accrued and unpaid interest paid on each Note on the redemption date.

    "Capital Expenditures" means the Company's expenditures for gaming equipment and all FF&E Loans.

    "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, includ-ing, without limitation, partnership interests.

    "Casino Assets" means the casino license and gaming equipment of the Existing Hotel Casino, which as of the date hereof are owned by CPPI.

    "Claridge Lease" means, collectively, the Operating Lease dated Octo-ber 31, 1983 between the Partnership and CPPI, as amended, and the Expansion Operating Lease dated March 17, 1986 between the Partnership and CPPI, as amended, and any replacements, extensions or renewals thereof on terms no less favorable in the aggregate to CPPI.

    "Claridge Lease Payments" means, with respect to the Company and its Restricted Subsidiaries for any period, payments made or if not yet made, scheduled to be made or reasonably projected in good faith by the Board of Directors of the Company to be made as evidenced by an Officer's Certifi-cate, in such period by the Company and its Restricted Subsidiaries to the Partnership in respect of the Claridge Lease.

    "Collateral" means any property or assets of the Company, the Guaran-tor, the Partnership or any of their Subsidiaries in respect of which a Lien is purported to be granted pursuant to any of the Related Documents.

    "Collateral Trustee" means (i) IBJ Schroder Bank & Trust Company in its capacity as collateral trustee under the Collateral Trust Agreement, and any co-trustee appointed pursuant to Article VI thereunder, in its capacity as such, together with their respective successors in such capacities, or
(ii) in respect of any Collateral as to which any separate trustee for the Secured Parties shall be appointed pursuant to Article VI thereunder, such separate trustee in its capacity as such, and any successor in such capac-ity.

    "Consolidated Net Income" means, with respect to any person for any period, the aggregate of the Net Income of such person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with

GAAP; provided, that (i) the Net Income of any person that is not a Subsid-iary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to the referent person or a wholly owned Subsidiary; (ii) the Net Income of any person that is a Subsidiary (other than a Restricted Subsidiary of which at least 80% of the Capital Stock having ordinary voting power for the elec-tion of directors or other governing body of such Subsidiary is owned by the referent person directly or indirectly through one or more Subsidiaries) shall be included only to the extent of the amount of dividends or distribu-tions paid to the referent person; (iii) the Net Income of any person ac-quired in a pooling of interests transaction for any person on the date of such acquisition shall be excluded; and (iv) the cumulative effect of a change in accounting principles shall be excluded.

    "Consolidated Net Worth" means, with respect to any person, the sum of
(i) the consolidated equity of the common stockholders of such person and its consolidated Subsidiaries plus (ii) the respective amounts reported on such person's most recent balance sheet with respect to any series of pre-ferred stock (other than Disqualified Stock) that by its terms is not enti-tled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such person upon is-suance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible as-sets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such person or a consolidated Subsidiary of such per-son, (y) all investments in unconsolidated Subsidiaries and in persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges, all of the foregoing determined in accordance with GAAP.

    "Contemplated Expansion" means the expansion to the Existing Hotel Ca-sino contemplated as of the date hereof, consisting of the addition of (i) approximately 6,000 square feet of casino space for up to 550 new slot ma-chines, (ii) a 6,600 square foot poker and simulcast area used for pari-mutuel wagering and (iii) a self-parking garage, or any replacement or expansion of or addition to any of the foregoing.

    "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

    "Disqualified Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeem-able at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes.

    "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for Capital Stock), and the Contingent Payment or any portion thereof.

    "Excess Non-Recourse Subsidiary Cash Proceeds" means 50% of the sum of
(x) all cash received by the Company or any wholly owned Subsidiary (other than a Non-Recourse Subsidiary) from any Non-Recourse Subsidiary, less (y) such cash that is or may be required to be returned or repaid to such Non-Recourse Subsidiary or is otherwise reinvested (or set aside for reinvest-ment) in any Non-Recourse Subsidiary, less (z) $10.0 million.

    "Existing Hotel Casino" means The Claridge Hotel and Casino located in Atlantic City, New Jersey.

    "Existing Indebtedness" means Indebtedness of the Company or its Sub-sidiaries in existence on the date of the Indenture, other than Indebtedness being repaid with the net proceeds from the sale of the Notes offered hereby, until such amounts are repaid.

    "FF&E Loans" means loans made by CPPI to the Partnership under the Wraparound Mortgage to fund the purchase of capital items.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the Ameri-can Institute of Certified Public Accountants and statements and pronounce-ments of the Financial Accounting Standards Board or in such other state-ments by such other entity as approved by a significant segment of the accounting profession, which are in effect from time to time.

    "Gaming Authority" means any agency, authority, board, bureau, commis-sion, department, office or instrumentality of any nature whatsoever of the United States federal or foreign government, any state, province or any city or other political subdivision or otherwise and whether now or hereafter in existence, or any officer or official thereof, including, without limita-tion, the New Jersey Casino Control Commission, with authority to regulate any gaming operation (or proposed gaming operation) owned, managed or oper-ated by the Company or any of its Subsidiaries.

    "Gaming Business Purchase Money Obligations" means Indebtedness in-curred in respect of the purchase or construction of property, plant or equipment in the Gaming Related Business.

    "Gaming Related Business" means any enterprise or activity the princi-pal purpose of which is to engage in the gaming business or any other busi-ness necessary for, incident to, connected with or arising out of the gaming business (including developing and operating lodging facilities, sports or entertainment facilities, transportation services or other related activi-ties or enterprises and any additions or improvements thereto).

    "Hedging Obligations" means, with respect to any person, the obliga-tions of such person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such person against fluctuations in in-terest rates.

    "Hotel Assets" means the buildings, parking facility and non-gaming, depreciable, tangible personal property, and the underlying land of the Ex-isting Hotel Casino, which are owned by the Partnership and leased to CPPI.

    "Indebtedness" of any person means, without duplication, (i) the prin-cipal of and premium (if any) in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable; (ii) all capitalized lease obligations of such per-son; (iii) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit secur-ing obligations (other than obligations described in clauses (i), (ii) and (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third busi-ness day following receipt by such person of a demand for reimbursement fol-lowing payment on the letter of credit); (v) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (but excluding any accrued distributions or divi-dends); (vi) all obligations existing at the time under Hedging Obligations, foreign currency hedges and similar agreements; (vii) all obligations of the type referred to in clauses (i) through (vi) of other persons and all divi-dends and distributions of other persons for the payment of which, in either case, such person is responsible or liable as obligor, guarantor or other-wise or in respect of which such person has issued an Investment Guaranty; and (viii) all obligations of the type referred to in clause (i) through
(vi) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

    "Interest from the Partnership" means, for any period, Wraparound Mortgage Payments to the extent such Wraparound Mortgage Payments are, were or would be included in computing Consolidated Net Income for such period.

    "Investment Guaranty" means, with respect to any person, any direct or indirect liability, contingent or otherwise, of such person with respect to any Indebtedness of another person, including, without limitation, any In-debtedness directly or indirectly guarantied, endorsed (otherwise than for collection or deposit in the ordinary course of business) or discounted or sold with recourse by such person, or in respect of which such person is otherwise directly or indirectly liable, or any other obligation under which any contract which, in economic effect, is substantially equivalent to a guaranty, including, without limitation, any Indebtedness of a partnership in which such person is a general partner or of a joint venture in which such person is a joint venturer (other than Indebtedness in respect of which there is no recourse to such person), and any Indebtedness in effect guaran-teed by such person through any agreement (contingent or otherwise) to pur-chase, repurchase or otherwise acquire such Indebtedness or any security therefor, or to provide funds for the payment or discharge of such Indebted-ness (whether in the form of loans, advances, stock purchases, capital con-tributions or otherwise) or to maintain the solvency or any balance sheet or other financial condition of the obligor of such Indebtedness, or to make payment for any products, materials or supplies or for any transportation or services regardless of the non-delivery or nonfurnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such Indebtedness will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such Indebt-edness will be protected against loss in respect thereof.

    "Investments" means, with respect to any person, all investments by such person in other persons (including Affiliates) in the forms of loans, Investment Guaranties, advances or capital contributions (excluding commis-sion, travel and similar advances to officers and employees made in the or-dinary course of business), purchases or other acquisitions for consider-ation of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet pre-pared in accordance with GAAP.

    "Issue Date" means     , 1994, the date on which the Notes are first
authenticated and issued.

    "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such as-set, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "Loan from the Partnership" means the loan in the original principal amount of $3.6 million made by the Partnership to CPPI in June 1989.

    "Marketable Securities" means (1) U.S. Government Obligations; (2) any certificate of deposit, maturing not more than 90 days after the date of ac-quisition, issued by, or time deposit of, a commercial banking institution that has combined capital and surplus of not less than $100,000,000 or its equivalent in foreign currency, whose debt is rated at the time as of which any investment is made, of "A" (or higher) according to Standard & Poor's Rating Group ("S&P") or "A2" (or higher) according to Moody's Investor Service, Inc. ("Moody's"), or if none of S&P or Moody's shall then exist, the equivalent of such rating by any other nationally recognized securities rating agency;
(3) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Guarantor) with a rating, at the time as of which any investment therein is made, of "A-1" (indicating that the degree of timely payment is strong) (or higher) according to S&P or "P-1" (having a superior capacity for punctual repayment of short-term promissory obligations) (or higher) according to Moody's, or if neither of S&P and Moody's shall then exist, the equivalent of such rating by any other nationally recognized securities rating agency;
and (4) any bankers acceptances or any money market deposit accounts, in each case, issued or offered by any commercial bank having capital and surplus in excess of $100,000,000 or its equivalent in foreign currency, whose debt is rated at the time as of which any investment there is made of "A" (an upper medium grade bond obligation) (or higher) according to S&P or Moody's, or if none of S&P or Moody's shall then exist, the equivalent of such rating by any other nationally recognized securities rating agency.

    "Net Income" means, with respect to any person, the net income (loss) of such person, determined in accordance with GAAP, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with any Asset Sale (in-cluding, without limitation, dispositions pursuant to sale and leaseback transactions) and (ii) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

    "Net Partnership Payments" for any period means the sum (which may be a negative number) of (i) Claridge Lease Payments for such period, less (ii) Wraparound Mortgage Payments and facilities and maintenance fees paid or payable by the Partnership to CPPI for such period.

    "Net Proceeds" means the aggregate cash proceeds received by the Com-pany or any of its Subsidiaries in respect of any Asset Sale (including in-surance proceeds), net of the direct costs relating to such Asset Sale (in-cluding, without limitation, reasonable legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing ar-rangements), amounts required to be applied to the repayment of Indebtedness (other than the Notes) secured by a Lien on the asset or assets which are the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets.

    "New Project" means (i) any assets acquired or leased after the Issue Date by the Company or any of its Subsidiaries in a location other than At-lantic City, New Jersey, or (ii) any Gaming Related Business established or entered into after the Issue Date by the Company or any of its Subsidiaries in a jurisdiction other than Atlantic City, New Jersey.

    "Non-Recourse Debt" means Indebtedness or that portion of Indebtedness
(a) as to which none of the Company, the Guarantors and any of their respec-tive Subsidiaries (other than a Non-Recourse Subsidiary): (i) provides credit support (including any undertaking, agreement or instrument which would constitute Indebtedness); or (ii) is directly or indirectly liable; and (b) no default with respect to which (including any rights which the holders thereof may have to take enforcement action against a Non-Recourse Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company, the Guarantors or any of their re-spective Subsidiaries (other than a Non-Recourse Subsidiary) to declare a default on such other Indebtedness or cause the payment thereof to be accel-erated or payable prior to its stated maturity.

    "Non-Recourse Subsidiary" means (i) a Subsidiary (other than any Guar-antor) or (ii) any entity in which the Company or any of its Subsidiaries has an equity investment and pursuant to a contract or otherwise has the right to direct the day-to-day operation of such entity, designated by the Company and that, in each case, (a) at the time of its designation as a Non-Recourse Subsidiary has not acquired any assets (other than as specifically permitted by the "Restricted Payments" covenant), at any previous time, directly or indirectly from the Company, or any of its respective Subsidiar-ies, (b) does not own, operate or manage the Existing Hotel Casino or any part thereof, and (c) has no Indebtedness other than Non-Recourse Debt, pro-vided that at the time of such designation, after giving pro forma effect to such designation as if it occurred at the beginning of the applicable four-quarter period, (x) the Company could incur $1 of additional Indebtedness pursuant to the Adjusted Fixed Charge Coverage Ratio test set forth in the "Incurrence of Indebtedness" covenant, and (y) the Company's Adjusted
Fixed Charge Coverage Ratio is not less than 70% of the Company's Adjusted Fixed Charge Coverage Ratio immediately prior to such designation.

    "Partnership" means Atlantic City Boardwalk Associates, L.P.

    "Permitted Investments" means (a) any Investments in the Company or in a wholly owned Restricted Subsidiary of the Company; (b) any Investments in Marketable Securities; and (c) Investments by the Company or any Subsidiary of the Company in a person, if as a result of such Investment (i) such per-son becomes a wholly owned Subsidiary of the Company (other than a Non-Recourse Subsidiary) or (ii) such person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a wholly owned Subsidiary of the Company (other than a Non-Recourse Subsidiary).

    "Permitted Liens" mean (a) Liens in favor of the Company; (b) Liens on property of a person existing at the time such person is merged into or con-solidated with the Company or any Subsidiary of the Company; provided that such Liens (x) are not created, incurred or assumed in connection with, or in contemplation of, such merger or consolidation and (y) do not extend to any other Property of the Company or any of its Subsidiaries; (c) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company; provided that such Liens (x) are not created, in-curred or assumed in connection with, or in contemplation of, such assets being acquired by the Company or any of its subsidiaries and (y) do not ex-tend to any other Property of the Company or any of its Subsidiaries; (d) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (e) Liens for taxes, assessments or govern-mental charges or claims that are not yet delinquent or that are being con-tested in good faith by appropriate proceedings promptly instituted and dil-igently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;
(f) ground leases in respect of the real property on which facilities owned or leased by the Company or any of its Subsidiaries are located; (g) Liens arising from UCC financing statements regarding property leased by the Com-pany or any of its Subsidiaries; and (h) easements, rights-of-way, naviga-tional servitudes, restrictions, minor defects or irregularities in title and other similar charges or encumbrances which do not interfere in any ma-terial respect with the ordinary conduct of business of the Company and its Subsidiaries.

    "Project Costs" means, with respect to a Project Expansion, the aggre-gate costs required to complete such Project Expansion, including direct costs related thereto including, but not limited to, construction manage-ment, architectural, engineering, interior design, legal and other profes-sional fees, site work, utility installation, permits, certificates and bonds, but excluding principal or interest payments on any Indebtedness, op-erating expenses (including, but not limited to non-construction supplies and pre-opening payroll) and any allocation to corporate overhead or admin-istrative expenses of the Company, and Guarantor, or any Subsidiary.

    "Project Expansion" means any addition, improvement, extension or cap-ital repair to the Existing Hotel Casino or any contiguous or adjacent prop-erty, including the purchases of real estate or improvements thereon; but excluding separable furniture and excluding the Contemplated Expansion.

    "Qualified Issuer" means any governmental, corporate or other issuer whose securities would constitute Marketable Securities.

    "Reference Period" means, with respect to the Company at any date, the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date.

    "Reinvestment Obligation Expenses" means, with respect to the Company for any period, expenses relating to investments in or approved by the Ca-sino Reinvestment Development Authority under the authority of the New Jer-sey Casino Control Act, as would be shown on an income statement of the Com-pany for such period prepared in accordance with GAAP.

    "Reinvestment Obligation Payments" means, with respect to the Company for any period, payments to the Casino Reinvestment Development Authority under the authority of the New Jersey Casino Control Act.

    "Related Documents" means, collectively, the Mortgage, the pledge agreements, the security agreements, the collateral assignments and the sub-ordination agreement and any and all pledges, security agreements, guaran-ties, financing statements, filings, instruments or other agreements or as-signments executed by the Company, the Partnership or the Guarantors in order to evidence, secure, perfect, notice or guaranty the Notes or any guaranty of the foregoing obligations.

    "Rent Expense" means, for any period, Claridge Lease Payments to the extent such amounts are, were or would be deducted in computing Consolidated Net Income for such period.

    "Restricted Investment" means an Investment other than a Permitted In-vestment.

    "Restricted Subsidiary" means (i) each direct or indirect subsidiary of the Company existing on the date of the Indenture and (ii) any other di-rect or indirect subsidiary of the Company formed, acquired or existing af-ter the date of the Indenture which is not designated as a Non-Recourse Sub-sidiary.

    "Subordinated Indebtedness" means all Indebtedness of the Company if it is provided in the instrument creating or evidencing the same or pursuant to which the same is outstanding that such Indebtedness is subordinated in right of payment to the Notes.

    "Subsequent Period" means, with respect to the Company at any date, the four consecutive fiscal quarters commencing with the first day of the fiscal quarter in which such date falls and ending on the day immediately preceding the anniversary of such first day.

    "Subsidiary" means (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any person or one or more of the other Subsidiaries of that person or a combination thereof and (ii) any Non-Recourse Subsidiary.

    "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by, and published in, the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days prior to the date fixed for redemption of the Notes following a Change of Control (or, if such Statistical Release is no longer published, any pub-licly available source of similar market data)) most nearly equal to the then remaining Weighted Average Life to Maturity of the Notes; provided, however, that if the Weighted Average Life to Maturity of the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Weighted Average Life to Ma-turity of the Notes is less than one year, the weekly average yield on actu-ally traded United States Treasury securities adjusted to a constant matu-rity of one year shall be used.

    "U.S. Government Obligations" means securities that are (a) direct ob-ligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933, as amended), as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Govern-ment Obligation held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

    "Unification Transaction" means a transaction or series of transac-tions among the Company and its Subsidiaries and the Partnership which re-sults in the ownership of the Hotel Assets and/or the Casino Assets being transferred to the Company, CPPI, a Restricted Subsidiary of the Company or any successor entity.

    "Unification Transaction Payments" means, in connection with a Unifi-cation Transaction, the sum of (i) all payments made by the Company or any of its Subsidiaries (other than Non-Recourse Subsidiaries) to the Partner-ship (including deferred rent under the Claridge Lease) or any of its partners (but excluding payments in the form of Equity Interests of the Company other than Disqualified Stock); (ii) all federal and state income taxes payable by the Company or any of its subsidiaries (other than Non-Recourse Subsidiaries) by reason of taxable income or gain realized upon the consummation of the Unification Transaction; and (iii) the costs and expenses to the Company or any of its Subsidiaries (other than Non-Recourse Subsidiaries) incurred in connection with a Unification Transaction.

    "Weighted Average Life to Maturity" means, when applied to any Indebt-edness at any date, the number of years obtained by dividing (i) the then outstanding aggregate principal amount of such Indebtedness into (ii) the sum of the products obtained by multiplying (a) the amount of each then re-maining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof (other than payments required upon a change of control or with the net proceeds of asset sales), by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such pay-ment.

    "Wraparound Mortgage" means the Expandable Wraparound Mortgage and Se-curity Agreement dated October 31, 1983 between the Partnership and CPPI, as amended, and any replacements, extensions, or renewals thereof, including the notes thereunder, the loan agreement secured thereby and all additional documents given as security therefor.

    "Wraparound Mortgage Payments" means, with respect to the Company and its Restricted Subsidiaries for any period, payments made or reasonably pro-jected to be made in such period by the Partnership to the Company and its Restricted Subsidiaries in respect of the Wraparound Mortgage.

                                UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") between the Company and Donaldson, Lufkin & Jen-rette Securities Corporation and Oppenheimer & Co., Inc. (collectively, the "Underwriters"), the Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, at the public offering price set forth on the cover page of this Prospectus less the underwriting discount, the following respective principal amounts of
Notes:
                                                                Principal
Underwriters                                                 Amount of Notes

Donaldson, Lufkin & Jenrette Securities Corporation ........   $
Oppenheimer & Co., Inc. ....................................
                                                               -----------
                                                               $85,000,000
                                                               ===========

    The Underwriting Agreement provides that the obligations of the Under-writers thereunder are subject to certain conditions precedent. The Under-writing Agreement also provides that the Company will indemnify the Under-writers and their controlling persons against certain liabilities and expenses, including liabilities under the Securities Act or will contribute to payments that the Underwriters may be required to make in respect thereof. The nature of the Underwriters' obligation is such that they are required to purchase all of the Notes if any of the Notes are purchased.

    The Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus,
and to certain dealers at such price less a concession not in excess of    %
of the principal amount. The Underwriters may allow, and such dealers may
re-allow, a concession not in excess of    % of principal amount of the
Notes to certain other dealers. After the initial public offering, the pub-lic offering price, concession and re-allowance may be changed by the Under-writers. At the request of the Company, the Underwriters have reserved up to $250,000 aggregate principal amount of Notes for sale to directors, officers and certain employees of the Company and CPPI at the public offering price net of underwriting discounts and commissions. If any Notes are sold to those persons, underwriting discounts and commissions will be correspondingly reduced, but proceeds to the company will be unchanged.

    The Underwriters have advised the Company that they currently intend to make a market in the Notes, but they are not obligated to do so and may dis-continue any such market-making at any time without notice. Accordingly, there can be no assurance as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop.

    Oppenheimer & Co., Inc. ("Oppenheimer") has rendered certain financial advisory and investment banking services to the Company in the past and may do so in the future. During the year ended December 31, 1992, the Company paid Oppenheimer $205,000 in connection with such services. No amounts have been paid during the nine months ended September 30, 1993.

                               LEGAL MATTERS

    The validity of the Notes will be passed upon for the Company by Rogers & Wells, New York, New York, and for the Underwriters by Davis Polk & Ward-well, New York, New York. Certain legal matters also will be passed upon for the Company and CPPI by Frank A. Bellis, Jr., General Counsel of the Company and CPPI.

                                  EXPERTS

    The consolidated financial statements and schedules of the Company and its subsidiary as of December 31, 1991 and 1992, and for each of the years in the three-year period ended December 31, 1992 included herein and else-where in the Registration Statement, have been included herein and elsewhere in the Registration Statement in reliance upon the reports of KPMG Peat Mar-wick, independent certified public accountants, included herein and else-where in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

    The references to Landauer Associates, Inc. and the appraisal are in-cluded herein on reliance upon the authority of Landauer Associates, Inc. as experts with respect to the matters contained in the appraisal. A copy of the appraisal is an exhibit to the Registration Statement of which this Pro-spectus forms a part.

    The statements made in this Prospectus under the caption "Risk Factors
- - Regulatory Matters" and "Business - Gaming Regulation and Licensing" have been reviewed and approved by Frank A. Bellis, Jr., General Counsel of the Company and CPPI, and are included herein in reliance upon that review and approval.

          THE CLARIDGE HOTEL AND CASINO CORPORATION AND SUBSIDIARY

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Page
                                                                        ----
Independent Auditors' Report........................................    F-2
Consolidated Balance Sheets as of December 31, 1991 and 1992 and un-
  audited as of September 30, 1993 .................................    F-3
Consolidated Statements of Operations and Accumulated Earnings (Def-
  icit) for the years ended December 31, 1990, 1991 and 1992 and un-
  audited for the nine months ended September 30, 1992 and 1993 ....    F-4
Consolidated Statements of Cash Flows for the years ended December
  31, 1990, 1991 and 1992 and unaudited for the nine months ended
  September 30, 1992 and 1993 ......................................    F-5
Notes to Consolidated Financial Statements. ........................    F-6

                        INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
The Claridge Hotel and Casino Corporation:

    We have audited the accompanying consolidated balance sheets of The Cla-ridge Hotel and Casino Corporation and subsidiary as of December 31, 1991 and 1992, and the related consolidated statements of operations and accumu-lated earnings (deficit), and cash flows for each of the years in the three-year period ended December 31, 1992. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to ob-tain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting prin-ciples used and significant estimates made by management, as well as evalu-ating the overall financial statement presentation. We believe that our au-dits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Cla-ridge Hotel and Casino Corporation and subsidiary as of December 31, 1991 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1992 in conformity with generally accepted accounting principles.

                                      KPMG Peat Marwick
Short Hills, New Jersey
March 4, 1993, except as to
 notes 8 and 14a, which
 are as of March 26, 1993

          THE CLARIDGE HOTEL AND CASINO CORPORATION AND SUBSIDIARY
                        Consolidated Balance Sheets
                              ($ in thousands)

                                                                          December 31,   September 30,
                                                                         -------------   -------------
                                                                         1991     1992        1993
                                                                         ----     ----        ----
                                                                                          (unaudited)
Assets
Current Assets:
    Cash and cash equivalents ........................................ $  4,638 $  4,758    $  6,428
    Receivables, net (including $10,222 and $11,065 in 1991 and 1992, respectively, and $11,611 at September 30, 1993, due from Part-
      nership) (note 3) ..............................................   12,455   12,274      12,716
    Inventories ......................................................      285      292         392
    Prepaid expenses and other current assets ........................    3,699    3,059       3,865
                                                                       -------- --------     -------
      Total current assets ...........................................   21,077   20,383      23,401
                                                                       -------- --------     -------
Gaming equipment .....................................................   13,909   13,600      14,383
    Less accumulated depreciation ....................................  (10,036)  (9,639)    (10,029)
                                                                       -------- --------     -------
       Net gaming equipment ...........................................   3,873    3,961       4,354

Long-term receivables due from Partnership (note 3) ..................  128,025  121,713     116,391
Intangible assets and deferred charges at cost, less accumulated amor-
  tization ...........................................................      264      297         235
Other assets (note 4) ................................................    1,116    1,951       2,891
                                                                       -------- --------     -------
                                                                       $154,355 $148,305    $147,272
                                                                       ======== ========    ========
Liabilities and Stockholders' Equity
Current Liabilities:
    Revolving credit line borrowings (note 5) ........................ $      0 $  1,000    $    -0-
    Current installments of long-term debt (note 8) ..................    1,200    1,200       3,530
    Accounts payable .................................................    1,602    1,850       3,262
    Loan from the Partnership (note 6) ...............................    3,600    3,600       3,600
    Other current liabilities (note 7) ...............................   27,883   26,648      28,696
                                                                       -------- --------     -------
       Total current liabilities ......................................  34,285   34,298      39,088
                                                                       -------- --------     -------
 Long-term debt (note 8) ..............................................  50,867   40,301      31,312
Deferred rent due to Partnership (note 12) ...........................   42,409   39,525      36,971
Deferred income taxes (note 11) ......................................    3,610    4,949       5,724
Other noncurrent liabilities (note 9) ................................   20,000   20,000      20,000
Commitments and contingent liabilities (notes 12 and 14)

Stockholders' equity (notes 15 and 16):
    Common stock
      Class A, par value $.001, authorized and issued 5,062,500 shares        5        5           5
    Additional paid-in capital .......................................    5,048    5,048       5,048
    Accumulated earnings (deficit) ...................................   (1,869)   4,179       9,124
    Treasury stock, 273,938 and 73,963 Class A shares at cost in 1991
      and 1993, respectively .........................................        0        0           0
                                                                       -------- --------     -------
       Total stockholders' equity .....................................    3,184    9,232      14,177
                                                                        -------- --------     -------
                                                                        $154,355 $148,305    $147,272
                                                                        ======== ========    ========

        See accompanying notes to consolidated financial statements.

          THE CLARIDGE HOTEL AND CASINO CORPORATION AND SUBSIDIARY Consolidated Statements of Operations and Accumulated Earnings (Deficit)
                  ($ in thousands, except per share data)

                                                      Year Ended December 31,    Nine Months Ended September 30,
                                                      ------------------------   -------------------------------
                                                      1990      1991      1992         1992            1993
                                                      ----      ----      ----         ----            ----
                                                                                           (unaudited)
Revenue:
  Casino .........................................  $134,686  $135,406  $146,357     $113,622        $120,331
  Hotel ..........................................    11,490    10,807    11,121        8,722           8,829
  Food and beverage ..............................    21,832    20,589    18,971       14,985          14,250
  Interest from the Partnership ..................    20,517    19,554    18,774       14,156          13,564
  Interest, other ................................       270       207       157          119             124
  Other ..........................................     3,230     2,891     3,625        2,978           2,226
                                                    --------  --------  --------     --------        --------
                                                     192,025   189,454   199,005      154,582         159,324
   Less promotional allowances (note 10) ..........   16,982    16,493    16,801       13,318          12,388
                                                    --------  --------  --------     --------        --------
       Net revenues ...............................  175,043   172,961   182,204      141,264         146,936
                                                    --------  --------  --------     --------        --------

Costs and expenses:
  Casino .........................................    66,848    69,694    74,348       56,103          62,402
  Hotel ..........................................     3,554     3,340     3,162        2,388           2,407
  Food and beverage ..............................     9,236     9,787     9,244        7,191           7,881
  Other ..........................................     4,605     4,925     5,106        4,059           3,018
  Rent expense to the Partnership ................    37,242    36,645    34,658       26,144          25,919
  Rent expense, other ............................     1,599     1,836     1,776        1,347           1,289
  General and administrative .....................    24,726    22,621    25,026       18,994          20,997
  Gaming taxes ...................................    10,718    10,790    11,669        9,060           9,598
  Reinvestment obligation expenses
    (note 4) .....................................     1,510     1,465       977          835             516
  Provision for uncollectible accounts ...........       754       559       554          417             440
  Depreciation and amortization ..................     1,524     1,274     1,321          957           1,063
  Interest expense ...............................    14,552     6,344     4,240        3,306           3,165
                                                    --------  --------  --------     --------        --------
       Total costs and expenses ...................  176,868   169,280   172,081      130,801         138,695
                                                    --------  --------  --------     --------        --------
Income (loss) before income taxes and extraordi-
  nary items .....................................    (1,825)    3,681    10,123       10,463           8,241
Income tax expense (note 11) .....................        -0-    1,500     4,075        4,185           3,296
                                                    --------  --------  --------     --------        --------
Income (loss) before extraordinary items .........    (1,825)    2,181     6,048        6,278           4,945
Extraordinary items, net of income taxes (note 13)    39,480       -0-       -0-          -0-             -0-
                                                    --------  --------  --------     --------        --------
 Net income .......................................   37,655     2,181     6,048        6,278           4,945
                                                    --------  --------  --------     --------        --------
Accumulated earnings (deficit) at beginning of pe-
  riod ...........................................   (41,705)   (4,050)   (1,869)      (1,869)          4,179
                                                    --------  --------  --------     --------        --------
Accumulated earnings (deficit) at end of period ..  $ (4,050) $ (1,869) $  4,179     $  4,409        $  9,124
                                                    ========  ========  ========     ========        ========
Income (loss) per share before extraordinary item
  (note 2(g)) ....................................  $   (.38) $    .46  $   1.21     $   1.27        $    .98
                                                    ========  ========  ========     ========        ========
Net income per share (note 2(g)) .................  $   7.86  $    .46  $   1.21     $   1.27        $    .98
                                                    ========  ========  ========     ========        ========

        See accompanying notes to consolidated financial statements.

          THE CLARIDGE HOTEL AND CASINO CORPORATION AND SUBSIDIARY
                   Consolidated Statements of Cash Flows
                              ($ in thousands)

                                                                                        Nine Months
                                                           Year Ended December 31,  Ended September 30,
                                                           ----------------------   -------------------
                                                           1990     1991     1992      1992      1993
                                                           ----     ----     ----      ----      ----
                                                                                        (unaudited)
Cash Flows from Operating Activities:
  Net income............................................ $ 37,655 $  2,181 $  6,048  $ 6,278   $  4,945
  Adjustments to reconcile net income to net cash pro-
    vided by (used in) operating
    activities:
    Depreciation and amortization.......................    1,524    1,274    1,321      957      1,063
    Deferred rent to the Partnership....................   (6,442)  (4,282)  (2,884)  (2,041)    (2,554)
    Deferred interest payable and discount..............      497      -0-      -0-      -0-        -0-
    Deferred interest receivable and discount from the
      Partnership.......................................     (661)    (760)    (873)    (643)      (739)
    Valuation reserve...................................    1,510    1,465      977      835        516
    Gain on disposal of assets..........................      (62)    (149)     (18)     (13)       (41)
    Debt forgiveness resulting from Restructuring.......  (42,410)     -0-      -0-      -0-        -0-
    Deferred income taxes - noncurrent..................    2,580    1,030    1,339    1,054        775
    Change in assets and liabilities:
      Receivables, net, excluding current portion of
        long-term receivables...........................      852      232    1,036      447        219
      Inventories.......................................       21        7       (7)      35       (100)
      Prepaid expenses and other current assets exclud-
        ing current portion of reinvestment obligation
        credit..........................................     (198)    (296)     124     (304)      (806)
      Accounts payable..................................     (889)    (973)     248    1,074      1,412
      Other current liabilities excluding in 1990 inter-
        est forgiven in conjunction with the Restructur-
        ing.............................................   11,872    3,731   (1,235)    (323)     2,048
                                                         -------- -------- --------  -------   --------
Net cash flows provided by operating
  activities............................................    5,849    3,460    6,076    7,356      6,738
                                                         -------- -------- --------  -------   --------
Cash Flows from Investment Activities:
  Increase in intangible assets and deferred charges.... $   (125) $  (248) $  (230) $  (231) $     (72)
  Additions to gaming equipment.........................   (2,055)  (1,213)  (1,281)    (508)    (1,322)
  Additions to other assets, net........................     (369)    (302)  (1,296)    (900)    (1,456)
  Proceeds from disposition of property.................       27      149       87       24         42
  Increase in long-term receivables.....................   (1,158)  (1,343)  (2,295)  (1,763)    (1,694)
  Receipt of long-term receivables......................    8,798    8,367    8,625    6,603      7,093
                                                         -------- -------- --------  -------   --------
Net cash flows provided by investment
  activities............................................    5,118    5,410    3,610    3,225      2,591
                                                         -------- -------- --------  -------   --------
Cash Flows from Financing Activities:
  Payment of long-term debt.............................  (10,404)  (8,404) (10,566)  (8,696)    (6,659)
  Payment of revolving credit line borrowings...........  (13,350) (25,000)  (6,000)  (4,600)   (18,600)
  Increase in revolving credit line borrowings..........   13,250   24,100    7,000    4,600     17,600
                                                         -------- -------- --------  -------   --------
Net cash flows used in financing activities.............  (10,504)  (9,304)  (9,566)  (8,696)    (7,659)
                                                         -------- -------- --------  -------   --------
Increase (decrease) in cash and cash equivalents........      463     (434)     120    1,885      1,670
Cash and cash equivalents at beginning of
  period................................................    4,609    5,072    4,638    4,638      4,758
                                                         -------- -------- --------  -------   --------
Cash and cash equivalents at end of period.............. $  5,072 $  4,638 $  4,758  $ 6,523   $  6,428
                                                         ======== ======== ========  =======   ========
Supplemental cash flow disclosures:
  Interest paid......................................... $  7,592 $  5,912 $  3,808  $ 2,982   $  2,841
                                                         ======== ======== ========  =======   ========
  Income taxes paid..................................... $    123 $    220 $  2,841  $ 2,101   $  1,068
                                                         ======== ======== ========  =======   ========

        See accompanying notes to consolidated financial statements.

          THE CLARIDGE HOTEL AND CASINO CORPORATION AND SUBSIDIARY

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Including Data Applicable to Unaudited Periods)

1. THE CORPORATION

  a) Organization

    The Claridge Hotel and Casino Corporation (the "Company"), was formed on August 26, 1983 to hold all of the shares of capital stock of The Cla-ridge at Park Place, Incorporated ("CPPI"), which was formed on August 29, 1983. On October 31, 1983, CPPI acquired certain assets of The Claridge Ho-tel and Casino (the "Claridge"), including gaming equipment (the "Casino Assets"), from Del E. Webb New Jersey, Inc. ("DEWNJ"), a wholly-owned subsidiary of Del Webb Corporation ("Webb"); leased certain other of the Claridge's assets, including the buildings, parking facility and non-gaming, depreciable, tangible property of the Claridge (the "Hotel Assets"), from Atlantic City Boardwalk Associates, L.P. (the "Partnership"); subleased the land on which the Claridge is located from the Partnership; assumed cer-tain liabilities related to the acquired assets; and undertook to carry on the business of the Claridge.

 b) Claridge Restructuring

    On October 27, 1988, the Company, together with CPPI, entered into the Restructuring Agreement in an attempt to implement a plan pursuant to which it could remain financially viable through at least October 1989. Had the Company not entered into the Restructuring Agreement, CPPI would probably not have been relicensed for the license period beginning October 31, 1988 and ending October 31, 1989, and would have had to consider filing for pro-tection under bankruptcy. The Restructuring Agreement was subject to approval by at least two-thirds in interest of the limited partners of the Partnership and at least two-thirds of the holders of the Class A capital stock of the Company. Such approval was solicited through a Proxy Statement
- - Consent Solicitation and Prospectus issued by the Company, the Partnership and Webb. Investor approval was received on June 13, 1989. On June 16, 1989, the restructuring of the financial obligations of the Company and CPPI was concluded pursuant to the terms of the Restructuring Agreement.

    On June 16, 1989, Webb made a payment to First Fidelity Bank, N.A., New Jersey ("Bank") of approximately $14.5 million, resulting in the reduction of the outstanding balance of the first mortgage loan from $89,015,000 to $74,557,000. The Bank entered into the Revolving Credit and Term Loan Agree-ment ("Loan Agreement") with CPPI, which constitutes an amendment to CPPI's First Mortgage Agreement. In addition, Webb forgave and cancelled all accrued but unpaid management fees, interest, a $500,000 unsecured loan, and $10.35 million of the working capital loans which it had made to CPPI. CPPI repaid an additional $4.65 million of working capital loans to Webb at the closing of the Restructuring. Webb also made a payment of approximately $5 million to Manufacturers Hanover Trust Company to satisfy fully the working capital advances made by Manufacturers Hanover Trust Company to CPPI under a line of credit which Webb had guaranteed on behalf of CPPI. All options, cross options, and land options existing between Webb or DEWNJ, on the one hand, and the Partnership or CPPI, on the other were terminated.

    DEWNJ assigned, without recourse and without representation or warranty, of any kind or nature, to the Bank all right, title and interest of DEWNJ in, to and under the Purchase Money Second Mortgage (the "Second

Mortgage") entered into with the Partnership. CPPI retained the right to require the Bank to cancel and release the Second Mortgage and the obliga-tions secured thereunder upon the occurrence of one or more of certain con-ditions. Subsequently, CPPI met one of these conditions, and accordingly, the Bank cancelled the Second Mortgage, including interest which accrued at 14%, and released the obligations secured thereunder (see note 13, Extraor-dinary Items).

    At the closing of the Restructuring on June 16, 1989, Webb transferred all of its right, title, and interest to its Claridge land, easement, and air rights to the Partnership.

    Pursuant to amendments to the Operating Lease and Expansion Operating Lease between CPPI and the Partnership, the Partnership agreed to defer up to $15,078,000 in rentals during the period July 1, 1988 through the begin-ning of 1992, and to provide for the abatement of basic rent thereafter, thereby reducing its cash flow to the extent necessary to pay Partnership expenses until a sale or further refinancing of the Claridge. The receipt of amounts deferred is contingent upon the realization of profits or distribu-tions from such sale or further refinancing. During the third quarter of 1991, the maximum deferral of basic rent allowable under the Operating Lease of $15,078,000 was reached. On August 1, 1991, the Operating Lease Agreement and Expansion Operating Lease Agreement were further amended to revise the abatement as follows: commencing January 1, 1991, for each calendar year through 1998, the lease abatements may not exceed $10 million in any one calendar year, and $38,820,000 in the aggregate.

    In addition, the Partnership loaned $3.6 million to CPPI representing substantially all cash and cash equivalents remaining in the Partnership as of June 16, 1989 other than funds needed to pay expenses incurred through the closing of the Restructuring. The Partnership paid to CPPI $100,000 for the cancellation of the Land Option Agreement relating to the real property underlying the Claridge.

    The Restructuring Agreement provides for Webb to retain an interest, equal to $20 million plus interest from December 1, 1988 at the rate of 15% per annum compounded quarterly (the "Contingent Payment"), in any proceeds ultimately recovered from the operations and/or the sale or refinancing of the Claridge facility in excess of the first mortgage loan and other liabil-ities. The Company, CPPI, and the Partnership agreed not to make any distri-butions to the investors whether derived from operations or from sale or re-financing proceeds, until Webb had received the Contingent Payment. On April 2, 1990, Webb, subject to the Company's consent, transferred its interest in the Contingent Payment to an irrevocable trust for the benefit of the United Way of Arizona, and upon such transfer, Webb was no longer required to be qualified or licensed by the New Jersey Casino Control Commission
("NJCCC"). Webb agreed to permit those investors from whom Webb had re-ceived written releases from all liabilities ("Releasing Investors"), 81% in interest of the investors, to receive certain amounts ("Contingent Pay-ment Rights"), to the extent available, in accordance with the following schedule of priorities:

        (i) Releasing Investors would receive 81% of the first $10 million of any net proceeds from operations or a sale or a refinancing of the Claridge facility pursuant to an agreement executed within five years after the Restructuring ("Five Year Payments") (i.e., the sum obtained by multiplying the lesser of $10 million of, or the total of, any Five-Year Payments by 81%, with the balance of any such funds to be applied against the Contingent Payment); and

        (ii) All distributions of funds other than Five-Year Payments, or of Five-Year Payments in excess of the $10 million, will be shared by Webb and Releasing Investors in the following proportions: Releasing Inves-tors will receive 40.5% (one-half of 81%) of any such excess proceeds, with the balance of any such funds to be applied against the Contingent Payment, until the Contingent Payment is paid in full ($20 million plus accrued interest).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 a) Basis of Presentation

    The financial statements are prepared in accordance with generally ac-cepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CPPI. All mate-rial intercompany accounts and transactions have been eliminated in consoli-dation.

    The financial information as of September 30, 1993 and for the nine months ended September 30, 1992 and 1993 have been prepared in conformity with the accounting principles and practices reflected in the audited finan-cial statements included herein. The unaudited financial statements contain all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the operating results and cash flows for the nine months ended September 30, 1992 and 1993. Results for interim periods are not nec-essarily indicative of those to be expected for the year.

 b) Cash and Cash Equivalents

    Cash and cash equivalents includes investments in interest bearing re-purchase agreements in government securities with maturities of three months or less when purchased. Interest income is recorded as earned.

 c) Casino Receivables and Revenues

    Credit is issued to certain casino customers and the Company records all unpaid credit as casino receivables on the date the credit was issued. Al-lowances for estimated uncollectible casino receivables are provided to re-duce these receivables to amounts anticipated to be collected. The Company recognizes as casino revenue, the net win (which is the difference between amounts wagered and amounts paid to winning patrons) from gaming activity.

 d) Inventories

    Inventories are stated at the lower of cost or market, cost being deter-mined principally on a first-in, first- out basis.

 e) Gaming Equipment

    Gaming equipment is stated at cost. Depreciation is provided over the estimated useful lives (5 years) of the respective assets using the straight line method.

 f) Income Taxes

    Deferred income taxes are provided for timing differences between finan-cial statement reporting and income tax reporting for rent levelling provi-sions, asset basis differences, and various other expenses recorded for fi-nancial statement purposes.

 g) Earnings Per Share

    Earnings per share is calculated based on the weighted average shares outstanding (4,788,562 for the years ended December 31, 1990, and 1991, 4,983,696 for the year ended December 31, 1992, and 4,957,524 and 5,044,077 for the nine months ended September 30, 1992 and 1993, respectively).

3. RECEIVABLES

    Receivables at December 31, 1991 and 1992 and September 30, 1993 con-sists of the following:
                                             December 31,      September 30,
                                            ---------------    -------------
                                            1991       1992        1993
                                            ----       ----        ----
                                                    (in thousands)
Current Receivables
  Casino, less allowance for doubtful
    accounts of $1,216,000 and
    $1,424,000 at December 31, 1991 and
    1992, respectively, and $1,498,000
    at September 30, 1993 ..............  $   1,451  $     836   $     394
  Hotel, less allowance for doubtful ac-
    counts of $37,000 and $7,000 at De-
    cember 31, 1991 and 1992, respec-
    tively, and $56,000 at September 30,
    1993 ...............................       367        257         334
  Interest receivable due from the Part-
    nership ............................     1,597      1,519       1,468
  Current portion Expandable Wraparound
    Mortgage due from the Partnership ..     6,000      7,000       7,750
  Current portion of FF&E Loans ........     1,464      1,146         912
  Current portion of Expansion/Construc-
    tion promissory note ...............     1,161      1,335       1,481
  Other, less allowance for doubtful ac-
    counts of $25,000 and $13,000 at De-
    cember 31, 1991 and 1992, respec-
    tively, and $13,000 at September 30,
    1993 ...............................       415        181         377
                                          --------   --------    --------
                                          $ 12,455   $ 12,274    $ 12,716
                                          ========   ========    ========
Long-Term Receivables
  $127,000,000 Expandable Wraparound
    Mortgage 14%, maturities through
    September 30, 2000 (net of
    $14,172,000 discount and $13,299,000
    discount at December 31, 1991 and
    1992, respectively, and $12,559,000
    discount at September 30, 1993) ....  $ 92,828  $  86,701   $  81,441
  Deferred interest receivable, due Sep-
    tember 30, 2000 ....................    20,000     20,000      20,000
  FF&E Loans, 14% ......................     4,043      5,193       6,261
  Expansion/Construction promissory
    note, 14% ..........................    11,154      9,819       8,689
                                          --------   --------    --------
                                          $128,025   $121,713    $116,391
                                          ========   ========    ========

    The Expandable Wraparound Mortgage Loan Agreement ("Expandable Wrap-around Mortgage") was executed and delivered by the Partnership to CPPI and is secured by all property of the Partnership. As part of the agreement, CPPI will service the First Mortgage and the Partnership's debt under the Purchase Money Second Mortgage indebtedness (note 8). $20,000,000 in inter-est was deferred between 1983 and 1988 and will be due upon maturity. Prin-cipal payments required under the Expandable Wraparound Mortgage commenced in 1988.

    The Expandable Wraparound Mortgage also includes a provision whereby CPPI will loan the Partnership up to $25,000,000 in the form of FF&E Loans, secured under the Expandable Wraparound Mortgage, for the purchase of prop-erty and equipment. One half of the principal is due in 48 months and the remaining balance is due 60 months from the date of the respective FF&E Loan. During the year ended December 31, 1993, $1,146,000 of principal pay-ments will become due.

    The Expandable Wraparound Mortgage was increased up to $17 million to provide the Partnership with funding for the construction of the expansion. Effective on the date that the expansion opened to the public (August 28, 1986), the Partnership commenced making level monthly payments of principal and interest so as to repay on September 30, 1998, in full, the principal balance of this increase in the Expandable Wraparound Mortgage. The Expand-able Wraparound Mortgage was amended to require, in addition to the above, principal payments (in equal monthly installments) due during the years 1988 through 1998 in escalating amounts totalling $80,000,000 and on September 30, 2000 a balloon payment of $67,000,000 which includes $20,000,000 of de-ferred interest.

4. OTHER ASSETS

    The Casino Control Act as amended in December 1984 provides for the im-position of an investment obligation pursuant to criteria set forth in the Act or the payment of an alternative tax. The investment obligation is cal-culated at 1.25% of the total gaming revenues each calendar year. Gaming revenues are the total revenues derived from gaming operations less the pro-vision for bad debt. If the casino licensee opts not to make an investment as required, it is assessed an alternative tax of 2.5% of total gaming reve-nues less the provision for bad debt. The licensee has two options in satis-fying its investment obligation: it can make a direct investment in a project which must be approved by the Casino Reinvestment Development Au-thority ("CRDA"), which is the agency responsible for administering this portion of the Casino Control Act, or it can buy bonds issued by the CRDA which shall, if tax exempt, bear interest at the rate of 66 2/3% of the av-erage rate of Bond Buyer Weekly 25 Revenue Bond Index for the 26 weeks pre-ceding the issue of the bonds. If the bonds are not tax exempt they shall bear interest at the rate of 66 2/3% of the average rate of Moody's A Rated Utility Index for 26 weeks preceding the issue of CRDA bonds. The investment obligation must be paid on the 15th day of the first, fourth, seventh, and tenth months of each year based on the estimated gaming revenues for the three month period preceding the first day of those months. The alternative tax must be paid not later than April 30 of the following year. The Company has deposited its reinvestment funds with the State Treasurer. Through De-cember 31, 1992, $10,881,000 has been deposited with the State. On March 16, 1987 CRDA had its first bond issue of which CPPI's mandatory share was $602,000. On April 30, 1987, a second bond issue was executed. CPPI's por-tion amounted to $1,052,000. Additional bond issuances executed through Sep-tember 30, 1993 have totalled $371,000. All purchases were made from funds already deposited with the State Treasurer.

    It was determined on January 15, 1990 that certain bonds issued by the CRDA had become impaired and that the payment of principal and interest was uncertain. CPPI's investment in these bonds totals $1,654,000. The bonds are to pay interest at two-thirds of market rate. Consequently, CPPI had recorded a valuation allowance of approximately $538,000 at the time of pur-chase. Given the uncertainty regarding the receipt of principal and inter-est, CPPI recorded an additional valuation allowance of $1,116,000 during the fourth quarter of 1989 so as to fully reserve its investment.

    On December 1, 1989, CPPI made a donation to the CRDA in the amount of $6,659,000. The amount donated represents amounts paid to the CRDA and in-cluded all of CPPI's obligations (a) incurred from January 1, 1984 through September 30, 1989 allocable to Atlantic City; and (b) incurred prior to January 1, 1984 and allocable to Atlantic City which had not, as of November 30, 1989, been applied to the purchase of bonds. In exchange for the dona-tion, CPPI received a credit equal to $3,396,000, 51% of its donation, to be applied to its obligations commencing after September 30, 1989. During the fourth quarter of 1989, CPPI recorded an expense of $1,102,000 to write-down the book value of the donated amount to $3,396,000.

    A second donation was made to the CRDA, effective July 1, 1990, of funds previously paid to the CRDA which were allocable to the purchase of obliga-tions of the New Jersey Development Authority for Small Businesses, Minori-ties and Women's Enterprises ("SBMWE"). In exchange for this donation, which was in the amount of $429,000, CPPI received a credit equal to $219,000 (51% of the donation), to be applied to obligations commencing af-ter June 30, 1990. During the third quarter of 1990, CPPI recorded an ex-pense of $71,000 to write-down the book value of the donated amount to $219,000.

5. WORKING CAPITAL LOANS

    Pursuant to the terms of the Revolving Credit and Term Loan Agreement ("Loan Agreement") as amended on the closing of the Restructuring, First Fidelity Bank, N.A., New Jersey ("Bank") established a revolving working capital facility in the amount of $5.4 million subject to increase to up to $7.5 million to the extent that during 1989 CPPI made payments of principal other than scheduled payments of principal on the first mortgage loan. The Loan Agreement was amended subsequent to the Restructuring, on September 29, 1989, on April 23, 1991 and again on April 1, 1993. The current terms of the Loan Agreement provide a revolving working capital facility in the amount of $7.5 million. Interest on the working capital facility borrowings, which is payable monthly in arrears, accrues at a rate equal to the prime rate plus four percent, as amended effective April 1, 1993 (see Note 8, Long-Term
Debt). CPPI is also required to pay quarterly a commitment fee equal to .5% per annum of the unused portion of the revolving working capital facility.

    There were no outstanding borrowings on the revolving working capital facility as of December 31, 1991 and September 30, 1993. At December 31, 1992, $1,000,000 of borrowings were outstanding on the revolving working capital facility.

6. LOAN FROM THE PARTNERSHIP

    In accordance with the terms of the Restructuring Agreement, on June 16, 1989 the Partnership loaned to CPPI $3.6 million, which represented substan-tially all cash and cash equivalents remaining in the Partnership other than funds needed to pay expenses incurred through the closing of the Restructur-ing. This loan is evidenced by an unsecured promissory note and is not due and payable until such time as the full or partial satisfaction of the Wrap-around Mortgage and the First Mortgage has been made in connection with a refinancing or sale of all or a partial interest in the Claridge.

    Interest which accrues at 12% per annum is payable in full upon matu-rity. As of December 31, 1992, such interest, which is included in other current liabilities, amounted to $1,530,000.

7. OTHER CURRENT LIABILITIES

    Other current liabilities at December 31, 1991 and 1992 and September 30, 1993 consist of the following:
                                             December 31,      September 30,
                                            --------------     -------------
                                            1991      1992         1993
                                            ----      ----         ----
                                                    (in thousands)
Deferred Rent, current .................   $15,078   $15,078      $15,078
Accrued payroll and related benefits ...     4,878     5,685        5,345
Progressive jackpots liability .........     2,924       483           64
Auto/General insurance reserves ........     1,611     1,425        1,346
Accrued interest due to Partnership ....     1,098     1,530        1,854
Other current liabilities ..............     2,294     2,447        5,009
                                           -------   -------      -------
                                           $27,883   $26,648      $28,696
                                           =======   =======      =======
    The amount of deferred rent as of December 31, 1991 and 1992 and Septem-ber 30, 1993 of $15,078,000 represents the maximum deferral allowed in ac-cordance with the Operating Lease Agreement and Expansion Operating Lease Agreement, as amended. Payment of the deferred rent, current is contingent upon the realization of profits or distributions from a sale or further re-financing.

    In September 1992, certain progressive slot machines were removed from the casino, resulting in the reversal of $2,437,000 of progressive jackpot liability. During the nine months ended September 30, 1993, $403,000 of pro-gressive jackpot liability was reversed as a result of removing additional progressive slot machines. The removal of these units was made following re-ceipt of approval from the NJCCC.

8. LONG-TERM DEBT

    Long-term debt at December 31, 1991 and 1992 and September 30, 1993 con-sists of the following:
                                             December 31,      September 30,
                                            --------------     -------------
                                            1991      1992         1993
                                            ----      ----         ----
                                                    (in thousands)
First Mortgage Note, prime plus 4.0%,
  effective April 1, 1993 ..............   $ 52,067  $ 41,501     $ 34,842
Less current installments ..............      1,200     1,200        3,530
                                           --------  --------     --------
                                           $ 50,867  $ 40,301     $ 31,312
                                           ========  ========     ========

    As a result of the Restructuring which was concluded on June 16, 1989, the first mortgage balance was reduced in accordance with the Restructuring Agreement from $89,015,000 to $74,557,000. The Loan Agreement, which consti-tutes an amendment to CPPI's First Mortgage Agreement, was amended subse-quent to the Restructuring, on September 29, 1989, on April 23, 1991 and again effective April 1, 1993. The terms of the Loan Agreement, prior to the

April 1, 1993 amendment, required principal payments on the first mortgage loan of $1.2 million annually (payable in equal monthly installments), for 1992 and 1993, with a balloon payment due on January 1, 1994.

    On October 7, 1991, CPPI was issued a two year license by the NJCCC for the period commencing October 31, 1991. The relicensing approval was based in part on the execution of the second amendment to the Loan Agreement on April 23, 1991. In addition, CPPI was required to submit to the NJCCC by April 30, 1993 a plan to satisfy the balloon payment due on the term loan on January 1, 1994, pursuant to the terms of the Loan Agreement, with implemen-tation of the plan by June 30, 1993.

    On March 26, 1993, the Company, CPPI, and the Bank reached an agreement to modify the terms of the Loan Agreement in order to satisfy this license condition. Effective April 1, 1993, the third amendment to the Loan Agree-ment was executed. The modifications resulting from this amendment are as follows:

        (i) the extension of the maturity date of the first mortgage loan from January 1, 1994 to December 31, 1996;

        (ii) an increase in the interest rate to the prime rate of Marine Midland Bank, N.A. plus four percent (from the previous prime rate plus one and one-half percent). Interest on the term loan is payable monthly in arrears;

        (iii) an increase in the mandatory principal payments from $1.2 mil-lion to $3 million annually, payable in equal monthly installments;

        (iv) an increase in the maximum annual capital expenditure limita-tion from $3.5 million per year to $5 million per year; and

        (v) an increase in the co-agent's fee to $70,000 per year. Prior to this amendment, CPPI was required to pay a co-agent's fee equal to one-fortieth of one percent of the average daily outstanding balance of the first mortgage loan.

    In addition, CPPI paid an extension fee of $200,000 upon the execution of this amendment to the Loan Agreement.

    CPPI is also required to pay, quarterly, to the Bank, for permanent ap-plication to the outstanding principal balance of the first mortgage loan, any excess cash flow as defined in the Loan Agreement. CPPI made principal payments totalling $7,055,000 in 1991 and $9,068,000 in 1992, representing its excess cash flow as calculated per the terms of the Loan Agreement.

    The terms of the Loan Agreement also limit the amount CPPI can expend for capital expenditures to $5 million per annum, as amended effective April 1, 1993. CPPI is permitted to carry over to the first quarter of the suc-ceeding year up to $350,000 not expended during any year. In addition, the terms of the Loan Agreement restrict the amount of any "delayed payments" (payments made in a succeeding year for items delivered in any subject year) to a maximum amount of $1 million.

9. OTHER NONCURRENT LIABILITIES

    Pursuant to the Restructuring Agreement, Webb retained an interest, which was assigned to the United Way of Arizona on April 2, 1990, equal to $20 million plus interest at a rate of 15% per annum, compounded quarterly, in any proceeds ultimately recovered from operations and/or the sale or re-financing of the Claridge facility in excess of the first mortgage loan ("Contingent Payment"), which amount is payable under certain circumstances. Therefore, in 1989, CPPI deferred the recognition of $20 mil-lion of forgiveness income with respect to the Contingent Payment obliga-tion. Interest on the Contingent Payment is not being accrued since the likelihood of paying such amount is not considered probable at this time. As of December 31, 1992, accrued interest would have amounted to approximately $16,500,000.

10. PROMOTIONAL ALLOWANCES

    The retail value of complimentary rooms, food and beverages and other complimentaries furnished to patrons is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 1990, 1991 and 1992 and the nine months ended September 30, 1992 and 1993 has been allocated to casino expenses as follows (in thousands):
                                                             Nine Months
                             Year Ended December 31,     Ended September 30,
                            -------------------------    -------------------
                            1990      1991       1992      1992       1993
                            ----      ----       ----      ----       ----
Hotel ..................   $ 1,353    $ 1,540   $ 1,972    $ 1,541   $1,730
Food and beverage ......    10,166      9,167     9,936      7,810    7,356
Entertainment ..........       816      1,409       981        839      541
                           -------    -------   -------    -------   ------
  Total ................   $12,335    $12,116   $12,889    $10,190   $9,627
                           =======    =======   =======    =======   ======

11. INCOME TAXES

    The provision for income taxes is comprised of the following (in thou-
sands):
                                                  December 31,
                                    ---------------------------------------
                                    1990             1991              1992
Current                             ----             ----              ----
 Federal................            $-0-            $  280            $2,325
 State..................             -0-               190               411
Deferred ...............             -0-             1,030             1,339
                                    ----            ------            ------
                                    $-0-            $1,500            $4,075
                                    ====            ======            ======
    For the year ended December 31, 1990, $2,930,000 of income taxes has been provided and netted against extraordinary income (see note 13). Such taxes are comprised of $350,000 in current and $2,580,000 in deferred.

    The principal items comprising the deferred tax provision in 1991 in-cluded bad debt expense of $480,000, rent levelling of $1,720,000, Wraparound Mortgage discount expense of $304,000, and income related to debt forgiveness of ($1,538,000).

    The principal items comprising the deferred tax provision in 1992 in-cluded rent levelling of $1,150,000, Wraparound Mortgage discount expense of $350,000, reversal of progressive jackpot liability of $615,000, bad debt expense of ($66,000), and income related to debt forgiveness of ($678,000).

    The provision for income tax differs from the amount computed at the statutory rate as follows (in thousands):

                                                       December 31,
                                               ----------------------------
                                               1990        1991        1992
                                               ----        ----        ----
Federal income tax at statutory rates ..       $(621)     $1,251     $3,442
State income tax less Federal benefit ..         -0-         249        633
Unrecognized tax benefit utilized
  against extraordinary item ...........         621         -0-        -0-
                                               ------     -------     ------
                                               $ -0-      $1,500      $4,075
                                               ======     =======     ======
    At December 31, 1990, 1991 and 1992, there were no available net operat-ing loss carryforwards for financial statement or tax purposes. As a result of the Second Mortgage forgiveness, the remaining financial statement net operating losses were utilized which resulted in the recording of net de-ferred tax credits of approximately $2,580,000. As a result of the restruc-turing in 1989, the amount of debt forgiven resulted in the loss or reduc-tion of various tax attributes including tax operating loss carryforwards of $30,400,000, unused tax credits of $1,041,000 and reduction in tax basis of assets by $89,178,000. As a result of the reduction in tax basis of assets, cash payments for income taxes will significantly exceed income tax expense for financial statement purposes in future years. The above amounts have been adjusted to reflect settlements of the IRS audits of the years 1983 through 1987.

    In February 1992, the Financial Accounting Standards Board issued State-ment No. 109, "Accounting for Income Taxes". Statement No. 109 requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes.

    Under the asset and liability method, deferred tax assets and liabili-ties are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

    Effective January 1, 1993, the Company adopted Statement No. 109 on a prospective basis. There is no effect on the Company's statement of opera-tions for the nine month period ended September 30, 1993 as a result of the adoption of Statement No. 109.

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at January 1, 1993 are presented below (in thousands):

Deferred tax asset/(liability):
Depreciation ...............................................       $    (721)
Rent leveling ..............................................          15,364
Difference between book and tax basis of receivables .......          (1,699)
Accrued expenses ...........................................             823
Difference between book and tax basis of Wraparound Mortgage
  receivable ...............................................         (19,252)
Other differences between tax and financial statement values             536
                                                                   ---------
Net Deferred Tax Liability .................................       $  (4,949)
                                                                   =========
    No valuation allowance has been provided on deferred tax assets since management believes that it is more likely than not that such assets will be realized through the reversal of existing deferred tax liabilities and fu-ture taxable income.

    The effective tax rate and components of income tax expense at September 30, 1993 did not change significantly from that at December 31, 1992.

12. OPERATING LEASE

    CPPI leases the Hotel Assets and subleased the land on which The Cla-ridge Hotel and Casino is located from the Partnership under an Operating Lease. The initial lease term is 15 years with three ten-year renewal op-tions.

    Minimum future basic lease payments under the Operating Lease, as amended, as of December 31, 1992 (net of expected abatements, as discussed below) are as follows (in thousands):

01/01/93 - 12/31/93 ............................                   $  30,617
01/01/94 - 12/31/94 ............................                      30,642
01/01/95 - 12/31/95 ............................                      30,570
01/01/96 - 12/31/96 ............................                      31,589
01/01/97 - 12/31/97 ............................                      41,775
01/01/98 - 09/30/98 ............................                      32,531
                                                                    --------
Total Minimum                                                       $197,724
                                                                    ========
    Also, additional rent payments are required based upon fixed assets pur-chased by the Partnership (the FF&E Replacements, note 3) and then leased to CPPI. For the years ended December 31, 1990, 1991 and 1992, expense result-ing from the Operating Lease amounted to $37,242,000, $36,645,000, and $34,658,000, respectively, of which ($6,442,000), ($4,282,000), and
($2,884,000), respectively, of rental expense is attributable to the requirement under Statement of Financial Accounting Standards #13 to provide a level rent expense for those leases with escalating payments. Under terms of the Operating Lease, the Partnership is responsible for taxes, assess-ments, insurance, maintenance and repairs and other costs related to use and occupancy of the Hotel Assets.

    CPPI entered into an Expansion Operating Lease Agreement with the Part-nership whereby CPPI leased the expansion facility for an initial term be-ginning March 17, 1986 and ending on September 30, 1998 with three 10-year renewal options. Basic annual rent payable during the initial term of the Expansion Operating Lease was $3,870,000 in 1986 (prorated based on the day that the Expansion Improvements opened to the public) and determined based on the cost of the construction of the Expansion Improvements. Annually thereafter the rental amount is adjusted based on the Consumer Price Index but any increase may not exceed two percent per annum. Basic annual rent for 1990, 1991, and 1992 amounted to $4,189,000, $4,273,000, and $4,358,000, re-
spectively. If the term of the Expansion Operating Lease is extended, basic annual rent will be calculated pursuant to a formula, with such rent not to be more than $3,000,000 nor less than $2,500,000 and not to be greater than 10% more than the basic annual rent for the immediately preceding lease year in each lease year thereafter. CPPI is also required to pay as additional rent certain expenses and the debt service relating to Furniture, Fixture and Equipment Replacements and building improvements (collectively "Expansion FF&E Replacement") for the expanded facility. The Partnership will be required during the entire term of the Expansion Operating Lease to provide CPPI with Expansion FF&E Replacements and until September 30, 1998, will be required to provide facility maintenance and engineering services to CPPI. CPPI will be obligated to lend the Partnership any amounts necessary to fund the cost of Expansion FF&E Replacements. Any advances by CPPI for the foregoing will be secured under the Expandable Wraparound Mortgage. CPPI will have the option to purchase, on September 30, 1998 and, if it renews the Expansion Operating Lease, on September 30, 2003, the expansion facility (including air rights) for their fair market value at the time the option is exercised.

    In conjunction with the closing of the Restructuring, the Operating Lease Agreement and the Expansion Operating Lease Agreement were amended to provide for the deferral of $15,078,000 of rental payments during the period July 1, 1988 through the beginning of 1992, and to provide for the abatement of basic rent thereafter. During the third quarter of 1991, the maximum de-ferral of basic rent allowable under the Operating Lease of $15,078,000 was reached. On August 1, 1991, the Operating Lease Agreement and Expansion Op-erating Lease Agreement were further amended to revise the abatement as fol-lows: commencing January 1, 1991, for each calendar year through 1998, the lease abatements may not exceed $10 million in any one calendar year, and $38,820,000 in the aggregate.

    Effective with the closing of the Restructuring on June 16, 1989, lease expense recognized on a level basis is reduced prospectively, from the use of a revised schedule of rent levelling relative to the abatement of certain rental beginning in 1992.

    CPPI also leases supplemental office, warehouse, and surface parking spaces in nearby lots. For the years ended December 31, 1990, 1991, and 1992, operating lease expense for these facilities amounted to $1,599,000, $1,836,000 and $1,776,000, respectively. The minimum future lease payments due under these leases total $1,353,000 in 1993, $840,000 in 1994, $626,000 in 1995, $600,000 in 1996, and $600,000 in 1997.

    On March 8, 1991, CPPI entered into an operating lease agreement to lease certain computer equipment. For the years ended December 31, 1991 and 1992, operating lease expense for the computer equipment amounted to $231,000 and $308,000, respectively. The minimum future lease payments due under this agreement are $308,000 in 1993 and $76,950 in 1994. CPPI has an option to acquire the equipment at the end of the lease term at the then fair market value of the equipment.

    On June 11, 1991, CPPI entered into an operating lease agreement to lease one hundred slot machines for a period of thirty-six months. For the years ended December 31, 1991 and 1992, operating lease expense for these slot machines amounted to $83,000 and $170,000, respectively. The minimum future lease payments due under this agreement are $170,000 in 1993 and $86,000 in 1994. At the end of the three-year lease term, CPPI has the op-tion to purchase the slot machines for an amount as specified in the lease agreement, or to extend the lease term for two additional one year periods.

    On February 24, 1992, CPPI entered into an operating lease agreement to lease an additional one hundred slot machines, under the same terms and con-ditions as the June 11, 1991 lease agreement. Operating lease expense for these slot machines amounted to $146,000 for the year ended December 31, 1992. Minimum future lease payments under this agreement are as follows:
$174,000 in 1993, $174,000 in 1994, and $28,000 in 1995.

13. EXTRAORDINARY ITEMS

    At the closing of the Restructuring on June 16, 1989, DEWNJ assigned without recourse and without representation or warranty, of any kind or na-ture to the Bank all right, title and interest of DEWNJ in, to and under the Purchase Money Second Mortgage (the "Second Mortgage") entered into with the Partnership. CPPI retained the right to require the Bank to cancel and release the Second Mortgage and the obligations secured thereunder upon the occurrence of one or more of certain conditions. As of December 1, 1990, CPPI had met one of these conditions and accordingly, the Bank cancelled the Second Mortgage, including interest which accrued at 14%, and released the obligations secured thereunder. For the year ended December 31, 1990, the extraordinary items which resulted from the cancellation and release of the Second Mortgage and accrued interest thereon and the related tax effect con-sist of the following (in thousands):

Second Mortgage (net discount) forgiven ....................         $32,814
Accrued interest forgiven ..................................           9,596
                                                                     -------
                                                                      42,410
Income taxes ...............................................          16,234
                                                                     -------
Extraordinary item, net of income taxes ....................          26,176
Extraordinary item: Reduction of income taxes arising from
  prior year operating losses ..............................          13,304
                                                                     -------
  Total extraordinary items ................................         $39,480
                                                                     =======
14. CONTINGENCIES

  a) Licensing

    On October 7, 1991, CPPI was issued a two-year casino license by the NJCCC for the period commencing October 31, 1991. The relicensing approval was based in part on the execution of the second amendment to the Loan Agreement on April 23, 1991 (as discussed in note 8, Long-Term Debt). In ad-dition, CPPI was required to submit to the NJCCC by April 30, 1993 a plan to satisfy the balloon payment due on the first mortgage loan on January 1, 1994, pursuant to the terms of the Loan Agreement, with implementation of the plan by June 30, 1993.

    On March 26, 1993, the Company, CPPI, and the Bank reached an agreement to modify the terms of the Loan Agreement in order to satisfy this license condition. Effective April 1, 1993, the third amendment to the Loan Agree-ment was executed; the modifications resulting from this amendment are out-lined in Note 8, Long-Term Debt. Executed copies of this amendment were sub-mitted to the NJCCC, thus satisfying the October 1991 relicensing condition. (See Note 18).

  b) Legal Proceedings

    The Company and CPPI are defendants in various legal proceedings arising in the normal course of business. In the opinion of management, it is not reasonably likely that any such matters individually or collectively would result in an outcome having a material adverse effect on the consolidated financial statements.

15. OTHER EVENTS

    On December 30, 1992, the Company and Fitzgeralds Las Vegas, L.P. exe-cuted a Letter of Intent to combine the business and assets of the two orga-nizations. A definite agreement was not reached, and the Letter of Intent expired by its own terms on June 28, 1993.

16. RELATED PARTY TRANSACTIONS

        a) The Restructuring Agreement provided for Webb to retain an inter-est, equal to $20 million plus interest at a rate of 15% per annum, com-pounded quarterly, in any proceeds ultimately recovered from operations and/or in the sale or refinancing of the Claridge facility in excess of the first mortgage loan. Webb was also entitled to retain a seat on the Board of Directors of the Company and CPPI (a right it subsequently re-linquished). Effective with the closing of the Restructuring on June 16, 1989, all or substantially all of the financial, contractual, ownership, guarantee and other relationships of the Company and CPPI with Webb were terminated.

        b) The Partnership has a direct material interest in the Expandable Wraparound Mortgage Loan Agreement, the Operating Lease and the Expan-sion Operating Lease together with the amendments thereto as described in the preceding notes.

        The ownership interests in the Partnership which have a relationship to the Company are currently as follows:

            - Limited Partners representing approximately 98% interest in the Partnership own approximately 4,500,000 shares of the Company's Class A Stock; and

            - Special Limited Partners (Oppenheimer Holdings, Inc. and cer-tain officers and employees of Oppenheimer & Co., Inc.) represent approximately 1% interest in the Partnership and prior to March 24, 1989 owned the remaining 562,500 shares of Class A Stock. On March 24, 1989, Oppenheimer Holdings, Inc. returned to the Company all of its shares (273,938) of the Company's Class A Stock.

        See footnote 1.b, Claridge Restructuring, for a summary of the transactions consummated pursuant to the terms of the Restructuring Agreement.

        c) In February 1992, the Company's Board of Directors adopted a Long-Term Incentive Plan ("Plan") in which certain key employees of the Company and/or CPPI participate. The Plan provides for the grant of the 273,938 shares of the Company's Class A stock, which were held as treasury shares of the Company, and for the issuance of 100 Equity Units. The aggregate value of the 100 Equity Units is equal to 5.41 per-cent of certain amounts as further defined in the Plan. Specified por-tions of the awarded treasury shares and Equity Units held by partici-pants vest upon the attainment of specific goals as described in the Plan. The treasury shares and Equity Units fully vest upon a further re-structuring or a change in control as defined. Payment with respect to the Equity Units will only be made (a) upon the occurrence of a transac-tion in which substantially all of the assets and business operations of the Claridge entities are transferred to one or more entities in a merger, sale of assets or other acquisition-type transaction, or (b) if any change of control of the Company occurs, as defined in the Plan. With respect to such Plan, no vesting has occurred through December 31, 1992.

        On April 15, 1992, the NJCCC approved the Plan and the treasury shares were delivered to the participants. A participant is entitled to vote all awarded treasury shares whether or not vested in such shares.

17. PARENT COMPANY INFORMATION

    The Company owns all of the outstanding common stock of CPPI, which it purchased for $5,000,000. Other than the investment in its subsidiary at De-cember 31, 1991 and 1992 the balance sheet accounts of the Company include cash of $900 and $-0-, respectively, and related current liabilities of $4,364,000 and $4,974,000, respectively. Expenses amounted to $435,000 for the year ended December 31, 1990 and $321,000 and $611,000 for the years ended December 31, 1991 and 1992, respectively. These amounts represent the net loss of the Company for the respective periods before equity in the re-sults of CPPI. For the year ended December 31, 1990, CPPI had net income of $38,090,000 as compared to net income of $2,502,000 and $6,659,000 for the years ended December 31, 1991 and 1992, respectively.

18. SUBSEQUENT EVENTS (UNAUDITED)

    On July 25, 1993, Shannon Bybee, Chairman and Chief Executive Officer of the Company, resigned, resulting in the return to the Company of 73,963 Shares of the Company's Class A Stock, which had previously been awarded un-der the Plan. In addition, the Equity Units held by Mr. Bybee were returned to the Company upon his resignation.

    On September 22, 1993, CPPI was issued a two-year casino license by the NJCCC for the period commencing September 30, 1993. The relicensing approval was based in part on the execution of the third amendment to the Loan Agree-ment on April 1, 1993.

    In November 1993, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission to register $85 million of First Mortgage Notes.

          (PHOTOGRAPH OF TABLE GAMES)











                                            (PHOTOGRAPH OF SLOT MACHINES)








           (PHOTOGRAPH OF LOBBY)



                                                         Claridge
                                                      Atlantic City

                                              Because smaller is friendlier

=============================================================================================================

    No dealer, salesman or other person has                           $85,000,000
been authorized to give any information or to
make any representations other than those                             THE CLARIDGE
contained in this Prospectus in connection with                     HOTEL AND CASINO
the offering made hereby. If given or made, such                      CORPORATION
information or representation must not be relied
upon as having been authorized by the Company or                  % First Mortgage Notes
the Underwriters. This Prospectus does not                              due 2002
constitute an offer to sell or a solicitation of
an offer to buy any securities offered hereby in             Guaranteed by The Claridge at
any jurisdiction in which or to any person to                   Park Place, Incorporated
whom it is unlawful to make such offer or
solicitation. Neither the delivery of this
Prospectus nor any sale made hereunder shall,                        --------------
under any circumstances, create any implication
that there has been no change in the affairs of                        PROSPECTUS
the Company since the date hereof or that the
information herein is correct as of any                              --------------
time subsequent to the date hereof.
                                                           Donaldson, Lufkin & Jenrette
                ----------------                                  Securities Corporation

               TABLE OF CONTENTS                                  Oppenheimer & Co., Inc.

                                          Page
                                          ----
Available Information...................    2
Prospectus Summary......................    3
The Company ............................   11
The Claridge Ownership Structure........   15
Risk Factors............................   16
Use of Proceeds.........................   20
Capitalization..........................   20
Selected Financial Data.................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.........................   23
Business................................   30
Management..............................   44
Principal Stockholders..................   50
Certain Relationships and Related                                                   , 1994
  Transactions..........................   50
Description of Notes....................   51
Underwriting............................   76
Legal Matters...........................   77
Experts.................................   77
Index to Consolidated Financial
  Statements............................  F-1

        ------------------------
=============================================================================================================

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than un-derwriting discounts and commissions. All amounts are estimated except the SEC Registration Fee and the NASD Filing Fee.

SEC Registration Fee........................................     $ 29,310.35
NASD Filing Fee ............................................        9,000.00
Printing and Engraving .....................................       72,000.00
Legal Fees and Expenses ....................................      400,000.00
Accounting Fees and Expenses ...............................       90,000.00
Blue Sky Qualification Fees and Expenses ...................       15,000.00
Miscellaneous ..............................................        5,000.00
                                                                 -----------
  Total ....................................................     $620,310.35
                                                                 ===========
Item 14. Indemnification of Directors and Officers.

    Sections 721-726 of the Business Corporation Law of the State of New
York (the "NYBCL") empower a corporation, under certain conditions and subject to certain limitations, to indemnify its directors and officers against expenses (including attorneys' fees), incurred by them in connection with any proceeding to which they are or are threatened to be made a party provided that they acted, in good faith, for a purpose that they reasonably believed to be in, or in the case of service for any other corporation or partnership, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition had no reasonable cause to be-lieve that their conduct was unlawful.

    Article Ninth of the Company's Certificate of Incorporation provides that, to the fullest extent permitted under the NYBCL, a director of the Company shall not be held personally liable to the Company or its sharehold-ers for damages for any breach of duty as a director of the Company. Article
X of the Company's Bylaws provides that the Company shall, to the fullest extent permitted by Sections 722 and 723 of the NYBCL or any successor to such sections, indemnify any and all persons whom it shall have power to in-demnify under said sections from and against any and all expenses, liabili-ties, or other matters referred to in or covered by said sections.

    Article X of the Company's Bylaws also provides that the Company may purchase and maintain, to the fullest extent permitted by Section 727 of the NYBCL or any successor to such section, insurance for indemnification of the Company and all persons it shall have the power to insure under said section from and against any and all expenses, liabilities or other matters referred to in or covered by said section.

    Section 3-5 of the Business Corporation Act of the State of New Jersey empowers a corporation, under certain conditions and subject to certain lim-itations, to indemnify its directors and officers against expenses
(including attorneys' fees), incurred by them in connection with any pro-ceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct was unlawful.

    Neither the Certificate of Incorporation nor the Bylaws of CPPI contain any provision with respect to indemnification of directors and officers.

    The Underwriting Agreement (filed as Exhibit 1.1 hereto) also contains provisions under which the Underwriters agree to indemnify the Company, CPPI, their respective directors, the officers who sign this Registration
Statement and each person who controls the Company or CPPI within the mean-ing of the Securities Act of 1933, as amended, with respect to information furnished by the Underwriters for use in this Registration Statement.

Item 15. Recent Sales of Unregistered Securities.

    Pursuant to its Long-Term Management Incentive Plan (the "Plan"), the
Company granted to certain key employees (as defined in the Plan) of the Company and/or CPPI an aggregate of 273,938 shares of the Company's Class A
Stock ("Treasury Shares") and 100 Equity Units on February 12, 1992. See
"Management - Compensation Plans" in the Prospectus contained in this Reg-istration Statement. The Treasury Shares and Equity Units were issued pursu-ant to an exemption from registration under Section 4(2) Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules.

    (a) Exhibits

  1.1  Form of Underwriting Agreement.
  3.1  Certificate of Incorporation of the Company, as amended.(1)
  3.2  Bylaws of the Company, as amended.(2)
  3.3  Certificate of Amendment to the Certificate of Incorporation of the
       Company dated June 15, 1989.(3)
  3.4  Certificate of Amendment of the Certificate of Incorporation of the
       Company dated June 26, 1991.(4)
 *3.5  Certificate of Incorporation of CPPI, dated August 29, 1983.
 *3.6  Bylaws of CPPI, as amended.
  4.1  Form of Indenture (including the Guarantee of The Claridge at Park
       Place, Incorporated).
  4.2  Form of   % First Mortgage Note due 2002 certificate (included in Ex-
       hibit 4.1).
  4.3  Form of Mortgage, Assignment of Leases and Rents, Security Agreement
       and Financing Statement.
  4.4  Form of Collateral Trust Agreement among the Company, CPPI, the Part-
       nership and the Collateral Trustee.
  4.5  Form of Company Pledge Agreement between the Company and the Collat-
       eral Trustee.
  4.6  Form of CPPI Pledge Agreement between CPPI and the Collateral
       Trustee.
  4.7  Form of CPPI Cash Collateral Pledge Agreement between CPPI and the
       Collateral Trustee.
  4.8  Form of CPPI Security Agreement between CPPI and the Collateral
       Trustee.
  4.9  Form of CPPI Trademark Security Agreement between CPPI and the Col-
       lateral Trustee.
  4.10 Form of Collateral Assingment of Expandable Wraparound Mortgage and
       Security Agreement.

  4.11 Form of Partnership Security Agreement between the Partnership and the Collateral Trustee.
  4.12 Form of Partnership Cash Collateral Pledge Agreement between the
       Partnership and the
       Collateral Trustee.
  4.13 Form of Collateral Assignment of Lessor's Interest in Operating
       Leases.
  4.14 Form of Subordination Agreement among the Partnership, CPPI and the
       Collateral Trustee.
  4.15 Form of Assignment of Leases and Rents and Other Contract Rights.
  4.16 Form of Intercreditor Agreement for Working Capital Facility.
  4.17 Form of Intercreditor Agreement for Pari Passu Indebtedness of The
       Claridge Hotel and Casino Corporation.
  5.1  Opinion of Rogers & Wells.
  5.2  Opinion of Frank A. Bellis, Jr., Esq. (contained in Exhibit 5.1).
 10.1  Operating Lease Agreement between CPPI and Atlantic City Boardwalk
       Associates, L.P.(5)
 10.2 Expandable Wraparound Mortgage and Security Agreement between CPPI and Atlantic City Boardwalk Associates, L.P.(6)
 10.3 Expandable Wraparound Mortgage Loan Agreement between CPPI and Atlan-tic City Boardwalk Associates, L.P.(7)
 10.4  Expansion Operating Lease Agreement between CPPI and Atlantic City
       Boardwalk Associates, L.P.(8)
*10.5  Amendment to Operating Lease Agreement and Expansion Operating Lease
       Agreement between CPPI and Atlantic City Boardwalk Associates, L.P., dated June 15, 1989.
*10.6  Second Amendment to Operating Lease Agreement and Expansion Operating
       Lease Agreement between CPPI and Atlantic City Boardwalk Associates,
       L.P., dated March 27, 1990.
*10.7  Third Amendment to Operating Lease Agreement and Expansion Operating
       Lease Agreement between CPPI and Atlantic City Boardwalk Associates,
       L.P., dated August 1, 1991.
*10.8 First Amendment to Expandable Wraparound Mortgage Loan Agreement be-tween CPPI and Atlantic City Boardwalk Associates, L.P., dated March
       17, 1986.
*10.9 Second Amendment to Expandable Wraparound Mortgage Loan Agreement be-tween CPPI and Atlantic City Boardwalk Associates, L.P., dated June
       15, 1989.
 10.10 First Supplemental Amendment to Expandable Wraparound Mortgage and
       Security Agreement between CPPI and Atlantic City Boardwalk Associ-ates, L.P.(9)
*10.11 Second Amendment to Expandable Wraparound Mortgage and Security
       Agreement between CPPI and Atlantic City Boardwalk Associates, L.P., dated June 15, 1989.
 10.12 Restructuring Agreement among the Company, CPPI, Del Webb Corpora-tion, Del E. Webb New Jersey, Inc., Atlantic City Boardwalk Associ-ates, L.P. and First Fidelity Bank, National Association, New Jersey, dated October 27, 1988.(10)
 10.13 Employment Agreement between Shannon L. Bybee and the Company dated
       July 1, 1990.(11)
 10.14 Employment Agreement between Robert M. Renneisen and CPPI dated June
       26, 1991.(12)
*10.15 Employment Agreement between Albert T. Britton and CPPI dated Novem-
       ber 1, 1992.
*10.16 Employment Agreement between Raymond A. Spera and CPPI dated November
       1, 1992.

*10.17 Employment Agreement between Peter F. Tiano and CPPI dated November
       1, 1992.
*10.18 The 1992 Claridge Management Incentive Plan.
*10.19 The 1993 Claridge Management Incentive Plan.
 10.20 Long-Term Management Incentive Plan of the Company effective January
       1, 1992.(13)
*12.1  Statement of Computation of Ratio of Earnings to Fixed Charges.
 21.1  Subsidiaries of the Registrants.(14)
*23.1  Consent of KPMG Peat Marwick.
 23.2  Consent of Rogers & Wells (contained in Exhibit 5.1).
*23.3  Consent of Landauer Associates, Inc.
*23.4  Consent of Frank A. Bellis, Jr.
*24.1  Powers of Attorney (contained on Signature Pages to Registration
       Statement).
 25.1  Statement of Eligibility and Qualification of Trustee on Form T-1.
*99.1  Appraisal of The Claridge by Landauer Associates, Inc. dated as of
       March 31, 1993.

- ------------
 *Previously filed as an exhibit to this Registration Statement on Form S-1.
 (1) Incorporated by reference to Exhibit 3.1 to Form 8 Amendment No. 1 to
     Form 10 dated February 21, 1984.
 (2) Incorporated by reference to Exhibit 3(b) to Form 10-K for the period
     August 26, 1983 to December 31, 1983.
 (3) Incorporated by reference to Exhibit 3(c) to Form 10-K for the year ended December 31, 1991.
 (4) Incorporated by reference to Exhibit 3(d) to Form 10-K for the year ended December 31, 1991.
 (5) Incorporated by reference to Exhibit 2.2 to Form 8 Amendment No. 1 to
     Form 10 dated February 23, 1984.
 (6) Incorporated by reference to Exhibit 10(b) to Form 10-K for the period
     August 26, 1983 to December 31, 1983.
 (7) Incorporated by reference to Exhibit 10(c) for Form 10-K for the period
     August 26, 1983 to December 31, 1983.
 (8) Incorporated by reference to Exhibit 10(h) to Form 10-K for the year ended December 31, 1985.
 (9) Incorporated by reference to Exhibit 10(i) to Form 10-K for the year ended December 31, 1985.
(10) Incorporated by reference to Exhibit 10(n) to Form 10-Q for the quarter ended September 30, 1988.
(11) Incorporated by reference to Exhibit 10(v) to Form 10-Q for the quarter ended June 30, 1991.
(12) Incorporated by reference to Exhibit 10(w) to Form 10-Q for the quarter ended June 30, 1991.
(13) Incorporated by reference to Exhibit 10(x) to Form 10-Q for the year ended December 31, 1991.
(14) Incorporated by reference to Exhibit 22.1 Form 8 Amendment No. 1 to
     Form 10 dated February 21, 1984.

    (b) Financial Statement Schedules

        Independent Auditors' Report on Financial Statement Sched-
         ules...................................................... Page S-2
        Schedule VIII: Valuation and Qualifying Accounts - Years
         ended December 31, 1990, 1991 and 1992 ................... Page S-3
        Schedule X: Supplementary Income Statement Information -
         Years ended December 31, 1990, 1991 and 1992 ............. Page S-4


    All other schedules for which provision is made in the applicable ac-counting regulations promulgated by the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 17. Undertakings.

    The Registrants hereby undertake that:

    (1) for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effec-tive; and

    (2) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrants of ex-penses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnifi-cation by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Regis-trant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amend-ment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlantic City, State of New Jersey on this 18th day of January, 1994.

                              THE CLARIDGE HOTEL AND CASINO CORPORATION


                              By: /s/ ROBERT M. RENNEISEN
                                 ------------------------------------------
                                      Robert M. Renneisen
                                      President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Amend-ment No. 2 to the Registration Statement has been signed below by the fol-lowing persons in the capacities and on the dates indicated.

         Signature                       Title                   Date
         ---------                       -----                   ----
                             President, Chief Executive    January 18, 1994
  /s/ ROBERT M. RENNEISEN    Officer and Director
- --------------------------
      Robert M. Renneisen
                             Chairman of the Board and     January 18, 1994
  /s/ DAVID W. BRENNER       Director
- --------------------------
      David W. Brenner
                             Executive Vice President of   January 18, 1994
  /s/ RAYMOND A. SPERA       Finance and Corporate Devel-
- --------------------------   opment and Chief Financial
      Raymond A. Spera       Officer (Principal Financial
                             and Accounting Officer)

                             Director                      January 18, 1994
  /s/ JAMES W. O'BRIEN
- --------------------------
      James W. O'Brien

                             Director                      January 18, 1994
  /s/ JEAN I. ABBOTT
- --------------------------
      Jean I. Abbott

                             Director                      January 18, 1994
  /s/ MARK H. SAYERS
- --------------------------
      Mark H. Sayers

                             Director                      January 18, 1994
  /s/ JOHN D. FEEHAN
- --------------------------
      John D. Feehan

                             Director                      January 18, 1994
  /s/ SHANNON L. BYBEE
- --------------------------
      Shannon L. Bybee

                                 SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Regis-trant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amend-ment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlantic City, State of New Jersey on this 18th day of January, 1994.

                              THE CLARIDGE AT PARK PLACE, INCORPORATED


                              By: /s/ ROBERT M. RENNEISEN
                                 ------------------------------------------
                                      Robert M. Renneisen
                                      President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Amend-ment No. 2 to the Registration Statement has been signed below by the fol-lowing persons in the capacities and on the dates indicated.

         Signature                       Title                   Date
         ---------                       -----                   ----
                             President, Chief Executive    January 18, 1994
  /s/ ROBERT M. RENNEISEN    Officer and Director
- --------------------------
      Robert M. Renneisen
                             Chairman of the Board and     January 18, 1994
  /s/ DAVID W. BRENNER       Director
- --------------------------
      David W. Brenner
                             Executive Vice President of   January 18, 1994
  /s/ RAYMOND A. SPERA       Finance and Corporate Devel-
- --------------------------   opment (Principal Financial and
      Raymond A. Spera       Accounting Officer)

                             Director                      January 18, 1994
  /s/ JAMES W. O'BRIEN
- --------------------------
      James W. O'Brien

                             Director                      January 18, 1994
  /s/ JEAN I. ABBOTT
- --------------------------
      Jean I. Abbott

                             Director                      January 18, 1994
  /s/ MARK H. SAYERS
- --------------------------
      Mark H. Sayers

                             Director                      January 18, 1994
  /s/ JOHN D. FEEHAN
- --------------------------
      John D. Feehan

                             Director                      January 18, 1994
  /s/ SHANNON L. BYBEE
- --------------------------
      Shannon L. Bybee

                   INDEX TO FINANCIAL STATEMENT SCHEDULES
                                                                        Page
                                                                        ----
Independent Auditors' Report on Financial Statement Schedules.........  S-2
Schedule VIII: Valuation and Qualifying Accounts - Years ended Decem-
  ber 31, 1990, 1991 and 1992.........................................  S-3
Schedule X: Supplementary Income Statement Information - Years ended
  December 31, 1990, 1991 and 1992 ...................................  S-4

       INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULES

The Board of Directors and Stockholders
The Claridge Hotel and Casino Corporation:


Under date of March 4, 1993, except as to notes 8 and 14a, which are as of March 26, 1993, we reported on the consolidated balance sheets of The Cla-ridge Hotel and Casino Corporation and subsidiary as of December 31, 1991 and 1992 and the related consolidated statements of operations and accumu-lated (deficit) and cash flows for each of the years in the three-year pe-riod ended December 31, 1992, which are included in the prospectus. In con-nection with our audits of the aforementioned financial statements, we also audited the related financial statement schedules as listed in the accompa-nying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements schedules based on our audits.
In our opinion, such financial statement schedules, when considered in rela-tion to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                      KPMG Peat Marwick

Short Hills, New Jersey
March 4, 1993, except as to
 notes 8 and 14a, which
  are as of March 26, 1993

                               SCHEDULE VIII

          THE CLARIDGE HOTEL AND CASINO CORPORATION AND SUBSIDIARY

                     Valuation and Qualifying Accounts
                Years Ended December 31, 1990, 1991 and 1992

                              ($ in thousands)

                          Balance  Charged to Charged to            Balance
                         Beginning Costs and    Other              at End of
      Description        of Period  Expenses  Accounts  Deductions   Period
      -----------        ---------  --------  --------  ----------  --------
Year Ended December 31,
  1990
  Allowance for Doubtful
    Accounts ...........  $2,761      754        -0-      1,023(1)   2,492

Year Ended December 31,
  1991
  Allowance for Doubtful
    Accounts ...........  $2,492      559        -0-      1,773(1)   1,278

Year Ended December 31,
  1992
  Allowance for Doubtful
    Accounts ...........  $1,278      554        -0-        388(1)   1,444

- ------------
(1) Accounts written-off.

                                 SCHEDULE X

          THE CLARIDGE HOTEL AND CASINO CORPORATION AND SUBSIDIARY

                 Supplementary Income Statement Information
                Years Ended December 31, 1990, 1991 and 1992

                              ($ in thousands)

                                               1990        1991        1992
                                               ----        ----        ----
Charged to Costs and Expenses:

  Maintenance and Repairs (1) ..........      $    -0-       -0-         -0-
                                               =======     ======      ======
  Depreciation and Amortization of in-
    tangible assets, pre-opening cost
    and similar deferrals:
  Intangible assets ....................      $    43         96         197
                                              =======     ======      ======
  Taxes, other than payroll and income
    taxes:
  New Jersey casino gross revenue tax ..      $10,718     10,790      11,669

  Property taxes .......................        3,666      3,876       3,575
                                              -------     ------      ------
                                              $14,384     14,666      15,244
                                              =======     ======      ======
  Advertising Costs.....................      $ 3,829      3,099       2,376
                                              =======     ======      ======

- ------------
(1) In accordance with the terms of the Operating Lease Agreement between
    CPPI and Atlantic City Boardwalk Associates, L.P., the Partnership is
    required to provide facility maintenance and engineering services to
    CPPI.
